As submitted confidentially to the Securities and Exchange Commission on December 23, 2022.

This draft registration statement has not been publicly filed with the Securities and Exchange

Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Odd Burger Corporation
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	2000 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification Number)

James McInnes
Odd Burger Corporation

505 Consortium Court

London, ON

N6E 2S8
+1-800-286-2145
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Trevor Wong-Chor DLA Piper (Canada) LLP Suite 1000, Livingston Place West 250 2nd Street SW Calgary AB T2P0C1 Canada +1 403 296 4470	Penny J. Minna DLA Piper LLP (US) The Marbury Building 6225 Smith Ave Baltimore, Maryland 21209 +1 410 580 3000	Rob Condon Dentons US LLP 1221 Avenue of the Americas New York, New York 10020 (212) 768-6700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†        The term “new or revised financial accounting standards” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED DECEMBER 23, 2022

Up to         Common Units, Each Consisting of a Common Share and a Warrant to Purchase Once Common Share

Up to            Pre-funded Units, Each Consisting of a Pre-funded Warrant to Purchase One Common Share and a Warrant to Purchase One Common Share

Odd Burger Corporation

This is the initial public offering (“IPO”) of securities of Odd Burger Corporation, a British Columbia corporation, in the United States. We are offering                  common units (each a “common unit”). Each common unit consists of one common share, no par value per share (a “common share”) and one warrant (each a “warrant”) to purchase up to             common shares to be sold together on a one for one basis in a firm commitment public offering at an assumed public offering price of US$        per common unit. We have estimated the offering price range for the offering between US$          and US$          per common share and accompanying warrant, and the assumed offering price is the midpoint of this range. Each warrant will entitle the holder to purchase one common share at an exercise price of US$          per share, equal to    % of the public offering price of one common unit. The warrants are exercisable immediately and expire five years from the date of issuance.

A holder will not have the right to exercise any portion of a warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, at the election of the holder prior to issuance, 9.99%) of the number of common shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants (the "Warrant Exercise Limitation"). However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days' prior notice from the holder to us.

We are also offering to those purchasers, if any, whose purchase of common units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common shares immediately following the consummation of this offering, the opportunity to purchase, if the purchaser so chooses, pre-funded units (each a “pre-funded unit”) in lieu of common units. We are offering a maximum of      pre-funded units. Each pre-funded unit will consist of one pre-funded warrant to purchase one common share at an exercise price of US$    per share (each a “pre-funded warrant”) and one warrant. The purchase price of each pre-funded unit is equal to the price per common unit being sold to the public in this offering, minus US$0.01. The pre-funded warrants will be immediately exercisable and may be exercised at any time and are subject to the Warrant Exercise Limitation. Neither company insiders nor company affiliates have indicated an intention to purchase pre-funded units.

For each pre-funded unit we sell, the number of common units we are offering will be decreased on a one-for-one basis up to       common units and pre-funded units will not be certificated. The common shares included in the common units or pre-funded units, as the case may be, and the warrants included in the common units or the pre-funded units, can only be purchased together in this offering, but the securities contained in the common units and pre-funded units are immediately separable and will be issued separately.

The offering also includes the common shares issuable from time to time upon exercise of the pre-funded warrants and warrants.

Although this is our IPO for securities in the United States, our common shares are listed on the TSX Venture Exchange in Toronto, Canada (“TSX Venture”) under the symbol “ODD,” and are quoted on the OTC Markets Group, Inc. OTCQB Market under the symbol “ODDAF.” We intend to apply to list our common shares and warrants on the Nasdaq Capital Market (the “Nasdaq”) under the symbols “ODDB” and “ODDBW,” respectively. No assurance can be given that our application will be approved. On          , 2022, the last reported sale price of our common shares on the TSX Venture was CAD$            (approximately US$          per common share, assuming an exchange rate of CAD$            = US$          ) and the last reported sale of our common shares on the OCTQB was US$          .. The common share prices quoted on the TSX Venture and the OTCQB may not be indicative of the final offering price or the market price of our securities on the Nasdaq. This offering will only occur if Nasdaq approves the listing of our common shares and warrants.

In connection with our application to list our common shares and warrants on Nasdaq, we effected a one for      (1-for-    ) reverse stock split of our common shares on        , 2023 (the “Reverse Split”). Accordingly, all shareholders of record at the opening of business on      , 2023, received one issued and outstanding post-Reverse Split common share of the company in exchange for     outstanding pre-Reverse Split common shares of the company. No fractional shares were issued in connection with the Reverse Split. All fractional shares created by the Reverse Split were rounded to the nearest whole number of common shares, with any fractional interest representing 0.5 or more common shares entitling holders thereof to receive one whole common share. At the opening of business on     , 2023, we had        outstanding common shares. Effective on the date of the Reverse Split, the exercise price and number of common shares issuable upon the exercise of outstanding stock options were proportionately adjusted to reflect the Reverse Split. While the number of outstanding warrants has not changed as a result of the Reverse Split; the conversion rate for each warrant was adjusted from one common share to        common share. All information respecting outstanding common shares and other securities of the company, including net loss per share, in the current and comparative periods presented are on a Reverse Split basis.

We have assumed a public offering price of US$          per common share and accompanying warrant, the midpoint of the estimated price range for this offering. The final public offering price will be determined through negotiation between us and the representative of the underwriters in the offering and the assumed offering price used throughout this prospectus may not be indicative of the final offering price. There is no established public trading market in the United States for our securities. At present, there is a very limited public trading market for our common shares and no public trading market for our warrants. We do not expect a market for such securities to develop. The trading price of our common shares has been, and may continue to be, subject to wide price fluctuations in response to various factors, many of which are beyond our control, including those described in “Risk Factors”.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 10. Neither the Securities and Exchange Commission or any state securities commission, nor any Canadian securities commission, has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit (US$)	Per Pre-funded Unit (US$)	Total (US$)
Public offering price	$	$	$
Underwriting discounts and commissions (1)	$	$	$
Proceeds to us, before expenses	$	$	$

(1)	Underwriting discounts and commissions do not include a non-accountable expense allowance equal to 1% of the initial public offering price payable to the underwriters. The registration statement, of which this prospectus is a part, also registers for sale warrants to purchase common shares to be issued to the representative. We have agreed to issue the warrants to the representative of the underwriters as a portion of the underwriting compensation payable to the representative in connection with this offering. We refer you to “Underwriting” beginning on page 115 for additional information regarding underwriters’ compensation.

The offering is being conducted on a firm commitment basis. The underwriter is obligated to take and purchase all of the common units and pre-funded units offered under this prospectus if any such securities are taken.

We have granted the representative of the underwriters an option for a period of 45 days from the date of this prospectus, and/or up to       pre-funded warrants, representing 15% of the common shares and/or pre-funded warrants sold in the offering, and/or up to an additional      warrants, representing 15% of the warrants sold in the offering, solely to cover overallotments, if any. See “Underwriting” for more information.

If the option is exercised solely in full for common shares or pre-funded warrants, we will receive incremental proceeds of approximately US$        , after the underwriting discount of      %, but before other expenses, and if the option is exercised solely in full for warrants, will receive total gross proceeds of approximately US$      .

The underwriters expect to deliver the securities against payment on or about      , 2023.

ThinkEquity

The date of this prospectus is                   , 2023

Table of Contents

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-1 (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”).

You should read this prospectus and the related registration statement carefully. This prospectus and registration statement contain important information you should consider when making your investment decision. See “Where You Can Find More Information” in this prospectus.

Neither we nor the underwriters have authorized anyone to provide you with information other than that contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus.

We are offering to sell, and seeking offers to buy, securities only in jurisdictions where offers and sales are permitted. Neither we nor the underwriters have taken any action to permit a public offering of our securities or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

Our financial statements are prepared and presented in accordance with international financial reporting standards (“IFRS”). Our functional currency is Canadian Dollars. Our historical results do not necessarily indicate our expected results for any future periods.

In this prospectus, unless the context otherwise requires:

•	references to “BCBCA” refer to the Business Corporation Act (British Columbia);

•	references to “Common Shares” or “our shares” refer to common shares of Odd Burger Corporation;

•	references to the “Company,” “we,” “us,” “our,” “ODD” and “Odd Burger” refer to Odd Burger Corporation and its subsidiaries, unless context otherwise requires;

•	references to “dollars,” “U.S. dollars,” “USD,” and “US$” are to United States Dollars;

•	references to “CN Dollars,” “CN$” and “CAD$” are to Canadian Dollars, the Canadian currency;

•	references to the “SEC” are to the United States Securities and Exchange Commission; and

•	references to “TSXV” and “TSX Venture” are to the TSX Venture Exchange.

i

Enforceability of Civil Liabilities

We are incorporated under the laws of British Columbia. Some of our directors and officers, and the experts named in this Prospectus, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and all or a substantial portion of our assets, are located outside of the United States. We have appointed an agent for service of process in the United States, but it may be difficult for shareholders who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for shareholders who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States. There can be no assurance that United States investors will be able to enforce against us, members of our Board of Directors, officers or certain experts named herein who are residents of Canada or other countries outside the United States, any judgments in civil and commercial matters, including judgments under the federal securities laws.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market opportunity, is based on information from our own management estimates and research, as well as from industry and general publications, research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Where information has been sourced from third parties, this information has been accurately reproduced. As far as we are aware and are able to ascertain from information published by those third parties, no facts have been omitted which would render the reproduced information inaccurate or misleading. The industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these publications and third-party studies is reliable, we have not independently verified the market and industry data obtained from these third-party sources and we do not make any representation or warranty as to the accuracy or completeness of this information (even if we believe it to be reliable). The inclusion of these publications and third-party should also not be considered as the opinion of such third parties as to the value of the common shares and/or warrants or the advisability of investing in the common shares and/or warrants. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. See “Special Note Regarding Forward-Looking Statements.” These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in our forecasts or estimates or those of independent third parties. While we believe our internal research is reliable and the definition of our market and industry are appropriate, neither such research nor these definitions have been verified by any independent source.

TRADEMARKS AND SERVICE MARKS

We own various trademark registrations and applications, and unregistered trademarks and service marks. “Odd Burger,” “Preposterous Foods,” the Odd Burger logo and other trademarks or service marks of Odd Burger Corporation appearing in this prospectus are the property of Odd Burger Corporation or its subsidiaries. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. We do not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of us by, any other companies.

ii

PROSPECTUS SUMMARY

This summary provides an overview of selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our securities or that may be important to you. You should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing, including the information discussed under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto that appear elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in the “Risk Factors” and other sections of this prospectus. See “Special Note Regarding Forward-Looking Statements.” As used in this prospectus, the terms “we,” “our,” “us,” “ODD,” “Odd Burger,” or the “Company” refer to Odd Burger Corporation and its subsidiaries, taken as a whole, unless the context otherwise requires it.

Overview

Odd Burger Corporation is a food technology Company which owns, operates and franchises a chain of vegan fast-food restaurants, and manufactures and distributes a line of proprietary plant-based protein and dairy alternatives under the brand Preposterous Foods. Odd Burger restaurants operate as smart kitchens, which use state-of-the art cooking technology and automation solutions to deliver a delicious food experience to customers craving healthier and more sustainable fast food. With small store footprints optimized for delivery and takeout, advanced cooking technology, competitive pricing, a vertically integrated supply chain along with healthier ingredients, Odd Burger’s mission is to revolutionize the fast-food industry by creating guilt-free fast food.

Our Market

Odd Burger is part of a relatively new and expanding industry, generally referred to as the plant-based (or vegan) fast food market. Our industry lies at the intersection of the plant-based food market, a rapidly growing, innovative, technology-driven field, and the traditional fast food market, which is a very large, well established industry that has continued to experience yearly growth. The plant-based food market is expected to grow at a compound annual growth rate of approximately 11.9% from 2020 to 2027, with a total addressable market expected to be CAD$74.2 billion by 2027 (Meticulous Market Research, August 2020). During the same period, the global fast food market is expected to grow at a compound annual growth rate of 4.6%, with a total addressable market expected to increase from CAD$647.7 billion in 2018 to CAD$931.7 billion by 2027 (Research & Markets, April 2020).

Over the past several years, traditional, mainstream fast food restaurants have started to offer more plant-based options to service the changing tastes and increasingly diverse needs of consumers. However there has yet to be a dominant brand that has captured any significant share of the plant-based fast food market. Large, mainstream chains are often limited in the variety of plant-based products they can offer as they must also maintain their animal-derived menu items. Further, most major chains struggle with cross-contamination issues when preparing plant-based menu items, which is generally not well received by consumers seeking to avoid animal products, the core market for plant-based menu items.

In addition to established mainstream brands, the fast food market is serviced by smaller, locally owned, single store restaurant concepts that provide comfort food designed to mimic the fast food experience. Smaller concepts generally struggle to offer competitive prices, and often lack established systems which would allow them to scale to multiple locations or offer franchising opportunities.

Both large and small restaurant chains typically source their plant-based menu ingredients from consumer-focused plant-based brands such as Beyond Meat, Eat Just or Impossible Foods. Utilizing external plant-based ingredients lowers the barrier of entry into the plant-based industry, but also reduces a restaurant’s ability to create a truly unique menu. Alternatively, some restaurant chains partner with food manufactures to create custom plant-based products and formulations, but operational challenges, which include control of intellectual property of these formulations, can cause burdensome counterparty risks which can be challenging to mitigate. In either case, these restaurants purchase significant amounts of plant-based ingredients from third-party vendors in lieu of utilizing a vertically integrated supply chain, which eliminates a significant potential revenue source for these businesses.

Competitive Strengths

Overview – Odd Burger has positioned itself as a future industry leader in the plant-based fast food market by developing a scalable, efficient restaurant model that’s growing primarily through franchising. The Company also operates a food manufacturing division under the brand name Preposterous Foods, that creates and manufactures unique, proprietary plant-based proteins and sauces designed for the food service industry, which are then distributed through a national supply agreement with Sysco. Effective April 1, 2021, Odd Burger entered into an agreement with Sysco Southwestern Ontario, a division of Sysco Canada, Inc., (“Sysco”) for the distribution by Sysco to the foodservice industry throughout Canada of Odd Burger’s proprietary plant-based protein and dairy alternatives products and sauces.

Streamlined Restaurant Operations and Service through Innovation – Odd Burger restaurants utilize highly efficient and compact store designs together with state of the art (largely automated) cooking equipment. This focus on technology and optimized production strategies reduces staff training time, allows more food to be cooked by fewer employees reduces costs (including production costs from employee error and food waste, and labor costs from headcount, training, and turnover) and provides best in class food consistency and freshness for customers. Odd Burger has spent years developing its systems, training, technology and store design which have allowed it to now grow rapidly through a franchise model.

Consumer Choice and Consumer Confidence – The Odd Burger restaurant menu is broad, with over 40 current menu items ranging from plant-based burgers, fries, chicken, breakfast sandwiches, wraps, milkshakes, ice cream, and other deserts, all at prices comparable with other major fast food chains. Cross contamination with animal-proteins is completely avoided since all Odd Burger restaurants use 100% plant-based products, which provides comfort for customers who seek to avoid animal products, and allows the Company to connect its brand and products with the vegan community.

Proprietary Ingredients and Vertical Integration – Preposterous Foods, the Company’s wholly-owned subsidiary, supplies Odd Burger with its innovative plant-based proteins and sauces. Proprietary information related to the formulas, processes, know-how and methods used in the production and manufacturing of our 12 plant-based protein products and 8 sauces designed for fast food are protected trade secrets. Ownership of Preposterous Foods provides Odd Burger with a vertically integrated supply chain, whereby the Company controls all aspects of its business and operations, including ingredients, pricing models, recipe development, manufacturing processes and quality control, and allows Odd Burger to maintain complete control of all Company formulations. This allows Odd Burger to provide customers with a completely unique food experience, and utilize customer feedback to continually improve recipe formulations.

As Odd Burger continues to grow through a franchise model, we believe the Company’s vertically integrated supply chain will provide a significant added source of revenue not often found at other restaurant chains. We also believe this increase in revenue will enable Preposterous Foods to innovate its ingredients and products, and expand its facilities and proprietary technologies, which will in turn add tremendous value to the Company as a whole.

Revenue Model and Growth Strategy

Background: Corporate-Owned Restaurants and Franchise Restaurants – Odd Burger originally focused on the development of corporate-owned restaurants. The Company launched six corporate-owned locations in six different cities, each resulted in expanding Odd Burger’s brand recognition and operations in diverse communities. Through corporate-owned restaurants operating in multiple locations, the Company developed management techniques and training materials that will be used to support and develop multi-unit franchise operators. The Company is not currently planning any additional growth through corporate-owned restaurant locations.

The Future: Franchise Restaurants Growth – The Company plans to drive growth primarily through a franchise model. Odd Burger franchisees pay an upfront franchise fee, in addition to a development fee once construction on the location is complete. Recurring royalties are payable by franchisees to Odd Burger on a weekly basis based on gross sales. Franchisees are responsible for the cost of building the locations, rent, opening inventory costs, staffing costs and all overhead associated with the operations. Franchisees may also be eligible to receive financing from banks, allowing franchisees to spread the initial costs over the term of their franchise agreement. Growth through partnering with franchisees greatly reduces the Company’s capital requirements, as compared to growth through corporate-owned restaurants, and provides on the ground support for customers and staff. Odd Burger currently has 92 locations operational or under development agreements in Canada, spread throughout the provinces of Ontario, Alberta and British Columbia. Odd Burger plans to expand, initially, by opening locations in Canada’s other provinces, including Quebec. Entry into the Quebec market requires significant investment, as the Company must ensure its website, packaging and other materials comply with Quebec’s language laws.

For Odd Burger’s international strategy the Company plans to first focus on the U.S. market. Over the next 6 to 12 months Odd Burger intends to establish key relationships with industry professionals, potential area representatives and potential franchisees in the US. In July 2022, the Company successfully drafted its U.S. franchise agreement and is in the process of drafting its U.S. area representative agreement. The Company plans to begin the process of registering Odd Burger and its franchise agreements in any U.S. states that require registration during the first half of fiscal 2023. Currently, Odd Burger is able to sell franchises in 25 U.S. states where a pre-sale notice or registration is not required. The Company is currently seeking area representatives, area developers and owner operators in specific states, including but not limited to, Texas, Florida, New York, Ohio, Illinois, Michigan, and Washington.

Finally, the Company plans to implement its international growth strategy outside of the U.S. within the next 1-2 fiscal years.

Area Representative Agreements – Odd Burger intends to use area representative agreements to drive franchise sales and provide local support for franchisees. These agreements provide financial incentives for area representatives to sell franchises as well as assist franchisees to successfully find locations, complete their buildouts, maintain brand standards and provide operational support to franchisees. Area representatives are contractually obligated to open a set number of restaurants per year in their territory, which provides Odd Burger with clear growth targets each year. These growth targets can then be used to plan future food manufacturing needs, thereby reducing risk in investing in additional manufacturing capacity.

Preposterous Foods – Odd Burger’s food manufacturing division is expected to be the primary revenue driver for the Company as the restaurant franchise model grows. Franchisees are required to use food suppliers specified by the Company, and Preposterous Foods supplies restaurants with approximately 65% of the food sold at the restaurants. This provides Preposterous Foods with a large and secured revenue stream, which the Company believes will drive investment to scale manufacturing facilities and improve efficiency and lower product costs. Lower costs are expected to benefit franchisees and Odd Burger as both divisions grow and scale together. Preposterous Foods can also sell food to external restaurants through its existing relationship with Sysco. However, the Company intends to launch this strategy in a careful and controlled manner in order to ensure franchisees still retain a number of unique products. Once manufacturing capacity is materially increased, a retail line is also planned for grocery stores and direct to consumer sales channels.

Recent Developments

•	March 2022, executed area representative agreement for the development of 36 new locations in Alberta and British Columbia over 7 years.

•	June 2022, executed area representative agreement for the development of 40 new locations in Ontario over 8 years.

•	June 2022, placed an offer to purchase land from City of London, Ontario for the development of a 50,000 square foot food manufacturing facility for Preposterous Foods.

•	July 2022, signed 4 new franchise agreements in Canada – a record number in a 30 day period for the Company. The Company also launched its own mobile app.

•	October 2022, launched U.S. Franchise operations and signed an additional franchise in Canada.
•	December 2022, executed letter of intent for the development of additional franchise in the state of Florida and in Germany, Switzerland and Austria and

See “Future Developments and Growth - Odd Burger Canadian Franchise Expansion” and Future Developments and Growth - Preposterous Food Facility Expansion” for additional information.

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties that you should be aware of before making a decision to invest in our securities. These risks are more fully described in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•	our dependence upon our management team and other key personnel;

•	our ability to protect our intellectual property rights;

•	our history of losses;
•	our dependance on further financing;

•	fluctuations in foreign currency exchange rates;

•	the highly competitive nature of the fast food industry;

•	inability to manage production capacity and manage our supply chain;

•	the impacts of the ongoing COVID-19 pandemic;

•	errors, defects or disruptions at our facilities;

•	consumer confidence;

•	potential recalls of our products;

•	the cost of raw materials including key ingredients;

•	changes in consumer trends;

•	failure to manage our supply chain;

•	extreme or unusual weather;

•	the rapid growth of our business and our ability to meet growth goals;

•	our reliance on third party payment processors; and

•	union attempts to organize employees;

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Start-ups Act of 2012, as amended (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	the ability to present only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced disclosure in management’s discussion and analysis of financial condition and results of operations in this prospectus;

•	exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), in the assessment of our internal controls over financial reporting; and

•	to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of these exemptions until such time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than US$1.235 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer” with at least US$700 million of equity securities held by non-affiliates; (iii) the issuance, in any three year period, by our Company of more than US$1.0 billion in non-convertible debt securities held by non-affiliates; and (iv) the last day of the fiscal year ending after the fifth anniversary of this initial public offering of our securities.

We may choose to take advantage of some but not all of these reduced burdens. For example, we have presented only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus, and intend to take advantage of the exemption from the auditor attestation on the effectiveness of our internal control over financial reporting. Accordingly, the information that we provide shareholders (including holders of our common shares) may be different from what you might obtain from other public companies.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We have elected to avail ourselves of this extended transition period and, as a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. Section 107 of the JOBS Act provides that we can elect to opt out of the extended transition period at any time, which election is irrevocable. We have elected not to opt out of such extended transition period which means that when an accounting standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, will adopt the new or revised accounting standard at the time private companies adopt the new or revised standard.

Implications of Being a Foreign Private Issuer

We are also considered a “foreign private issuer” under U.S. securities laws. In our capacity as a foreign private issuer, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, members of our board of directors and our principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD (Fair Disclosure), which restricts the selective disclosure of material information.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We will remain a foreign private issuer until such time that more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of the members of the board of directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

We have taken advantage of certain reduced reporting and other requirements in this prospectus as a result of being an emerging growth company and a foreign private issuer. Accordingly, the information contained herein may be different from the information you receive from other public companies.

Corporate History and Information

We were initially incorporated on January 20, 2015 under the laws of British Columbia pursuant to the Business Corporations Act (British Columbia) under the name “Black Birch Capital Corp.” Effective April 7, 2015, we changed our name to “Black Lion Capital Corp.” (“Black Lion”). Effective April 13, 2021, we completed a merger with Globally Local Technologies, Inc. (the Company’s name previous to its rebrand as Odd Burger Corporation) (“Globally Local”) pursuant to the Amended and Restated Amalgamation Agreement dated March 8, 2021 (as filed as an exhibit to this Registration Statement, the Amalgamation Agreement) in connection with which, we changed our name to “Globally Local Technologies Inc.” and consolidated our shares on the basis of one consolidated share in Globally Local for every 2.5 shares in Black Lion, resulting in Globally Local being a wholly-owned subsidiary of Black Lion. The merger constituted Black Lion’s qualifying transaction in connection with which the Company was listed on the TSX Venture Exchange. Effective July 5, 2021, we changed our name to “Odd Burger Corporation.” See “Material Agreements” for additional information.

Our headquarters and principal executive offices are located at 505 Consortium Court, London, Ontario, N6E 2S8, Canada, our telephone number is +1(800) 286-2145. Our registered office is located at DLA Piper (Canada) LLP, Park Place, 666 Burrard St, Vancouver, BC V6C 2Z7. Our website address is www.oddburger.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained in, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase common shares and/or warrants in this offering.

THE OFFERING

Issuer:	Odd Burger Corporation

Common Units offered:	Up to common units, each common unit consisting of one common share and one warrant, with each warrant exercisable for one common share. The warrants offered as part of the common units are exercisable immediately, at an exercise price of US$ , equal to % of the public offering price of one common unit, and expire five years from the date of issuance. The securities contained in the common units are immediately separable and will be issued separately in this offering.

This prospectus also relates to the offering of the common shares issuable on the exercise of the warrants.

A holder of warrants will not have the right to exercise any portion of a warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, at the election of the holder prior to issuance, 9.99%) of the number of common shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days' prior notice from the holder to us.

To better understand the terms of the warrants, you should carefully read the “Description of the Securities” section of this prospectus. You should also read the form of warrant, which is filed as an exhibit to the registration statement that includes this prospectus.

Pre-funded Units offered

We are also offering to those purchasers, if any, whose purchase of common units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common shares immediately following the consummation of this offering, the opportunity to purchase, if the purchaser so chooses, pre-funded units in lieu of common units.

Each pre-funded unit will consist of a pre-funded warrant to purchase one common share at an exercise price of US$0.01, per share and one warrant. The purchase price of each pre-funded unit is equal to the price per common unit being sold to the public in this offering, minus US$0.01. The pre-funded warrants will be immediately exercisable and may be exercised at any time. The securities contained in the pre-funded units are immediately separable and will be issued separately in this offering. For each pre-funded unit we sell, the number of common shares we are offering will be decreased on a one-for-one basis

Because we will issue one warrant as part of each common unit or pre-funded unit, the number of warrants sold in this offering will not change. The pre-funded warrants are subject to the Warrant Exercise Limitation.

This Prospectus also relates to the offering of the common shares issuable upon exercise of the pre-funded warrants.

Neither company insiders nor company affiliates have indicated an intention to purchase pre-funded units.

Common Shares Outstanding Immediately Prior to this Offering:	common shares.

Common Shares Outstanding Immediately After this Offering:	common shares (or common shares if the underwriters exercise in full their option to purchase an additional common unit).

Over-allotment Option:

We have granted the representative of the underwriters the option to purchase up to an additional      common shares from us at the public offering price, and/or up to an additional       pre-funded warrants, and/or up to an additional       warrants, representing 15% of shares and/or pre-funded warrants, and warrants sold in the offering, respectively, within 45 days from the date of this prospectus, to cover overallotments, if any.

The purchase price to be paid per additional common share or pre-funded warrant by the underwriters shall be equal to the public offering price of one common unit or one pre-funded unit, as applicable, less the underwriting discount, and the purchase price to be paid per additional warrant by the underwriters shall be US$    .

Use of Proceeds:	We estimate the net proceeds from this offering will be approximately US$ (or approximately US$ if the representative of the underwriter exercises in full its overallotment option). We intend to use the net proceeds from this offering to working capital and general corporate purposes to support our growth as we add franchises into the system and expand our geographic reach. See “Use of Proceeds” for additional information.

Risk Factors:	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

Proposed Nasdaq Capital Market Symbols:

“ODDB”

“ODDBW”

We have applied for listing of our common shares and warrants on the Nasdaq Capital Market under the symbol “ODDB” and “ODDBW”, respectively. No assurance can be given that our application will be approved. It is also a condition precedent to the underwriter’s obligation to purchase the securities being offered in this offering, that Nasdaq approve the listing of our common shares and warrants. Accordingly, if Nasdaq does not approve the listing of our common shares and warrants, we will not and cannot proceed with this offering.

In addition, we do not intend to apply for the listing of the common units, pre-funded units or pre-funded warrants on any national securities exchange or other trading market. Without an active trading market, the liquidity of the pre-funded warrants will be limited.

TSX Venture Symbol for Our Common Shares	“ODD”

Lock-Up	We, our executive officers and directors, our 5% and greater stockholders, have agreed with the underwriters not to offer, issue, sell contract to sell, pledge, or otherwise dispose of any of our common shares or securities convertible into common shares, subject to customary exceptions, for, with respect to us and our 5% and greater stockholders, a period of 90 days from the date of this prospectus, and with respect to our executive officers and directors, a period of 180 days from the date of this prospectus. See “Underwriting” for more information.

(1)  Except as otherwise indicated herein, all information in this prospectus assumes or gives effect to:

•	no exercise by the underwriters of their over-allotment option to purchase additional securities to cover over-allotments;

•	no exercise of any of the warrants or pre-funded warrants sold in the offering;

•	no exercise of the warrants issued to the representative of the underwriters;

•	no exercise of outstanding exercisable options to purchase common shares at a weighted exercise price of CAD$ per share;

•	the exercise of all outstanding exercisable warrants to purchase common shares at a weighted average exercise price of CAD$____ per share; and

•	excludes common shares reserved for future issuance pursuant to our Stock Option Plan.

 SUMMARY SELECTED FINANCIAL DATA

The following tables summarize our historical consolidated financial data for the periods presented and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. The summary historical consolidated statements of operations data for the years ended September 30, 2021 and 2020 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), and are presented in Canadian dollars except where otherwise indicated.

We derived the consolidated income statement as of the nine months ended June 30, 2022 and 2021, and the condensed consolidated financial statements as of June 30, 2022 from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as the audited consolidated financial statements.

Our historical results are not necessarily indicative of the results that may be expected in the future and our results as of June 30, 2022 and for the year ending September 30, 2021 are not necessarily indicative of the results that may be expected for the year ending September 30, 2022. The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes beginning on page F-1 of this prospectus, as well as the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended,		Nine Months Ended
	September 30, 2021 ($CAD)	September 30, 2020 ($CAD)	June 30, 2022 ($CAD)	June 30, 2021 ($CAD)
Total Revenue	$1,169,334	$1,068,595	$2,116,249	$748,589
Total Cost of Goods Sold	$1,258,615	$1,093,968	$1,840,410	$881,133
Gross Margin	$(89,281)	$(25,373)	$275,839	$(96,544)
Loss and Comprehensive Loss	$(5,171,271)	$(2,781,225)	$(3,120,677)	$(4,438,930)
Loss Per Share Basic and Diluted	$(0.07)	$(0.05)	$(0.04)	$(0.06)
Weighted average number of common share outstanding - Basic and Diluted	70,892,356	53,812,500	$83,276,692	$66,852,599

	June 30, 2022 ($CAD)
	Actual	As Adjusted (1)
Cash	$458,252	$
Total Current Assets	$1,339,697	$
Total Assets	$5,486,334	$
Total Current Liabilities	$1,751,040	$
Total Liabilities	$3,565,010	$
Total Shareholders’ Equity (Deficit)	$1,921,324
Total Liabilities and Shareholders’ Equity (Deficit)	$5,486,334	$

(1)	The as adjusted basis gives further effect to the issuance and sale by us in this offering of our common units (assuming no sale of any pre-funded units) at the assumed public offering price of US$ per common unit (with an estimated offering price range for the common units between US$ and US$ ), after deducting the underwriting discounts and commissions and estimated offering expenses that we expect to pay.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase our common shares and/or warrants. If any of the following risks are realized, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the market price of our common shares and/or warrants could decline, and you could lose part or all of your investment. The risks set forth below are not the only ones facing our Company. Additional risks and uncertainties not presently known, which management currently deems immaterial or which are like those faced by other companies in our industry or business in general, may also impair our business operations. Please also see “Special Note Regarding Forward-Looking Statements and Other Information Contained in This Prospectus.”

Risks Related to our Business and Operations

Our business depends largely on the business and technical expertise of our senior management team and key personnel, including James McInnes and Vasiliki McInnes. If we lose the services of James McInnes, Vasiliki McInnes, or other members of our senior management team or key personnel, there may be material adverse effects on our business and results of operations.

We strongly depend on the business and technical expertise of our management team and there is little possibility that this dependence will decrease in the near term. Our success will depend in large measure on certain key personnel including James McInnes and Vasiliki McInnes. The loss of the services of our key personnel could have a material adverse effect on our business, results of operations and prospects, as we may not be able to find suitable individuals to replace them on a timely basis, or at all. The contributions of the existing management team to our immediate and near term operations are likely to be of central importance.

Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of our management. The amount of time and expertise expended on our affairs by each of our management team and our directors will vary according to our needs. We do not intend to acquire any key-person insurance policies and there is, therefore, a risk that the departure of any member of management, our Board, or any key employee or consultant, could have a material adverse effect on our future.

Additionally, the market for key personnel in the plant-based food industry is highly competitive. As a result, we may not be able to attract and retain key personnel with the skills and expertise necessary to manage our business and pursue our growth strategy.

Failure to protect our intellectual property could adversely affect our business.

We rely on unpatented proprietary expertise, recipes and formulations and other trade secrets to develop and maintain our competitive position. Our success depends, to a significant degree, upon our ability to protect and preserve our intellectual property. Our employees with access to such information are subject to confidentiality provisions contained in their employment agreements which prohibit them from disclosing information acquired by them during, as a consequence of or in connection with their employment. We rely on these agreements to protect our intellectual property rights. Nevertheless, trade secrets are difficult to protect. Although we attempt to protect our trade secrets, our confidentiality provisions may not effectively prevent disclosure of our proprietary information and may not provide an adequate remedy in the event of unauthorized disclosure of such information.

We have applied for three trademarks with both the Canadian Intellectual Property Office and the U.S. Patent and Trademark Office. These marks include Globally Local, Preposterous Foods and Odd Burger. Our Globally Local trademark registration was filed nearly two years ago, however      , an objection was raised in Canada. We do not plan on challenging this objection as we are no longer using the Globally Local brand. The U.S. Patent and Trademark Office objected to our trademark registration for Globally Local and, we also plan on abandoning this mark. Preposterous Foods and Odd Burger are both newly filed trademarks. Our marks can be challenged during the consideration of the registration which can take up to 24 months to determine. The U.S. Patent and Trademark Office have approved the Odd Burger mark, however we now must show use of the mark before a registered mark will be issued. We plan on applying for an extension or demonstrating usage. Preposterous Foods has been challenged by the examiner due to confusion with other marks, however we feel that the objections can be overcome as our use is unique from other marks with the same name. We have not yet had a response on our marks from the Canadian Intellectual Property Office.

Failure to protect our trademark rights could prevent us in the future from challenging third parties who use names and logos similar to our trademarks, which may in turn cause consumer confusion or negatively affect consumers’ perception of our brand and products. In addition, if we do not keep our trade secrets confidential, others may produce products with our recipes or formulations. Moreover, intellectual property disputes and proceedings may be protracted with no certainty of success, and an adverse outcome could subject us to liabilities, force us to cease use of certain trademarks or other intellectual property or force us to enter into licenses with others. Any one of these occurrences may have a material adverse effect on our business, results of operations and financial condition.

We have experienced net losses since incorporation.

We anticipate that our operating expenses and capital expenditures will increase substantially in the foreseeable future as we continue to invest to increase the number of restaurant locations, retail products, supplier and distributor networks, invest in production and distribution facilities, in particular, the London, ON facility, hire additional employees and enhance our production capabilities. Our expansion efforts may prove more expensive than anticipated, and we may not succeed in increasing sales and margins sufficiently to offset the anticipated higher expenses. We incur expenses in developing our products, obtaining and storing ingredients and other products and marketing the products we offer. In addition, many of our expenses, including the costs associated with our existing or any proposed future production/distribution facilities, are fixed. Accordingly, we may not be able to achieve or sustain profitability, and we may incur significant losses for the foreseeable future.

We have had negative cash flows from operations and if we are not able to obtain further financing, our business operations may fail.

We had negative cash flow from operating activities of for the fiscal year ended September 30, 2021. We anticipate that we will require additional financing while we operate and expand our new business. Consequently, the net proceeds from sales of securities may be used to fund anticipated negative cash flow from operating activities in future periods. There can be no assurance that any financing will be available to us or, even if it is, if it will be offered on terms and conditions acceptable to us. Our inability to obtain additional financing in a sufficient amount when needed and upon terms and conditions acceptable to us could have a material adverse effect upon us. If additional funds are raised by issuing equity securities dilution to existing or future shareholders will result. If adequate funds are not available on acceptable terms when needed we may be required to delay, scale back or eliminate the expansion of our business.

Fluctuations in foreign currency exchange rates may impact our business.

Our functional currency is Canadian dollars. However, as Odd Burger is expanding into the U.S., we are exposed to foreign currency exchange rate risk with respect to our sales, expenses, profits, assets and liabilities. While many of these risks offset each other with our operations, we still have net exposure to foreign currency fluctuations, particularly in regard to the Canadian dollar. We generally do not pursue instruments to hedge certain foreign currency risks and we are not protected against foreign currency fluctuations. As a result, Odd Burger’s reported earnings may be affected by changes in foreign currency exchange rates. Moreover, any favorable impacts on profit margins or financial results from fluctuations in foreign currency exchange rates are likely to be unsustainable over time.

We face intense competition and could lose market share to our competitors, which could adversely affect our business, operating results and financial condition.

The industry we operate in is intensely competitive and we face competition from numerous brands that produce plant-based protein products including small and large independent companies as well as large-scale manufacturers. We also face intense competition in the fast food industry with many large and established players who have many more store locations and much larger marketing budgets. Many of these competitors have substantial financial backing and established brand reputation. Competition is based on product availability, product quality, speed of service, price, effective promotions, and the ability to target changing consumer preferences. Failure to compete against other similar companies could have a material adverse effect on our business, financial condition and results of operations.

We also face competition from companies outside of the plant-based food industry. Specifically, competitors that offer similar products that focus on health, wellness and sustainability may be used as substitutes for the Company’s products and impact current and future customers. Any potential trends that increase the demand of alternative health-based products could also have a negative effect on the Company’s current and future operations.

Failure to manage our production capacity may result in adverse effects on our Company’s expansion initiatives.

The Company intends to build a new 50,000 square foot manufacturing facility to supply franchisees with food needed to operate their restaurants. Failure or delays in opening the new manufacturing facility could result in adverse effects on franchisees ability to operate their restaurants and could have an adverse effect on the company’s expansion initiatives. The Company intends to use current manufacturing facilities while the new facility is being constructed, however there is a risk that current facilities will not meet demand from franchisees. If demand is maximized at the current facility, the Company may look expanding its current facility, however there is a risk that the Company will be unable to expand in an effective way or the timing of such expansion may not match up with demand. Failure to supply franchisees with food could have adverse effects on the Company’s current and future operations and could have a negative effect on the Company’s common share price.

Our business experienced, and may again experience, an adverse impact from the ongoing COVID-19 pandemic as new variants of COVID-19 continue to emerge and spread.

In March 2020, the World Health Organization characterized a novel strain of the coronavirus, known as COVID-19, as a pandemic. The COVID-19 pandemic has, and likely will continue to, adversely affect the business of Odd Burger, its financial condition and results of operations. The global spread and unprecedented impact of COVID-19 continues to create significant volatility, uncertainty and economic disruption. COVID-19 has led governments and other authorities around the world to implement significant measures intended to control the spread of the virus, including social distancing measures, business closures or restrictions on operations, quarantines and travel bans. While some of these restrictions have been lifted or eased in many jurisdictions as the rates of COVID-19 infections have decreased or stabilized, a resurgence of COVID-19 and the discovery of various new COVID-19 variants in some markets has slowed, halted or reversed the reopening process altogether. While the rollout of COVID-19 vaccines is currently underway in Canada and in the U.S., there is significant uncertainty relating to the number of doses required to protect against the virus and declines in the public’s perception of the safety of the vaccines and their willingness to take the vaccines.

The specific impacts that we may experience as a result of COVID-19 include disruptions to our operations and lost revenue if a significant number of our employees are asked to self-isolate and are unable to work or if we are required to temporarily suspend production as a result of an outbreak of COVID-19. We could also be negatively affected if our suppliers, distributors, logistics providers or equipment vendors experience disruptions within their operations.

The COVID-19 pandemic and related containment measures have already caused a global economic downturn and it is likely that the current outbreak and continued spread of COVID-19 will cause a global recession. We are unable to predict the extent and duration of any such downturn or recession or the ultimate impact of the pandemic on the business of Odd Burger and the Company due to various uncertainties, such as the duration and severity of the outbreak, actions that may be taken by governmental authorities, businesses and individuals in response to the pandemic, and the effect on our customers. While COVID-19 and related containment measures had limited impact on Odd Burger’s business as at the date hereof, the impact of the pandemic on its business and the business of the Company in the future could be material. While Odd Burger has implemented measures and plans designed to mitigate the effects of the COVID-19 pandemic which have been effective to date, these efforts may prove to be inadequate with future variants or government measures.

Overall, the ongoing effects of COVID-19 could have a material adverse impact on our business, results of operations, financial condition, and cash flows and may adversely impact the price of our Common Shares.

Errors, defects or disruptions at our facilities may diminish demand, adversely impact our financial results and subject us to liability.

Currently, all of our products are manufactured at our London, Ontario, Canada production facility. A natural disaster, fire, power interruption, work stoppage or other calamity at this facility, or at any future facility at which we produce our products, would significantly disrupt our ability to deliver our products and operate our business. If any material items of our machinery or inventory were damaged, we would be unable to meet our contractual obligations and cannot predict when, if at all, we could replace or repair such machinery, which could materially adversely affect our business, financial condition and results of operations. Similarly, if disruptions to the operations at our restaurant locations require us to shut down any of these locations for any reason, including as a result of fire, earthquake, other natural disaster, civil disruption or a health crisis such as the current COVID-19 outbreak, this could cause significant disruption and expense to our business and operations and could have an adverse effect on our business.

Consumers’ confidence in and real or perceived quality of our products may affect our business.

We believe our consumers rely on us to provide them with high-quality plant-based products. Therefore, real or perceived quality or food safety concerns or failures to comply with applicable food regulations and requirements, whether or not ultimately based on fact and whether or not involving us (such as incidents involving our competitors), could cause negative publicity and reduced confidence in our Company, brand or products, or the industry as a whole, which could in turn harm our reputation and sales, and could materially adversely affect our business, financial condition and operating results. Although we believe we have a rigorous quality control process, there can be no assurance that our products will always comply with the standards set for our products, and although we strive to keep our products free of pathogenic organisms, they may not be easily detected and cross-contamination can occur.

We have no control over our products once purchased by consumers or franchise partners. Accordingly, consumers or franchise partners may prepare our products in a manner that is inconsistent with our directions or store our products for long periods of time, which may adversely affect the quality and safety of our products. If consumers do not perceive our products to be safe or of high quality, then the value of our brand would be diminished, and our business, results of operations and financial condition would be adversely affected.

Any loss of confidence on the part of consumers in the ingredients used in our products or in the safety and quality of our products would be difficult and costly to overcome. Any such adverse effect could be exacerbated by our position in the market as a purveyor of high-quality plant-based protein products and may significantly reduce our brand value. Issues regarding the safety of any of our products, regardless of the cause, may have a substantial and adverse effect on our brand, reputation and operating results.

Recalls of our product may result in significant losses.

Food producers are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. We could be required to recall certain or a large portion of our products, including in the event of contamination or adverse test results or as a precautionary measure. There is also a risk that not all of the product subject to the recall will be properly identified, or that the recall will not be successful or not be enacted in a timely manner. A product recall could result in significant losses due to its costs, destruction of product inventory and lost sales due to the unavailability of the product or potential loss of current or new customers as a result of an adverse impact on our reputation.

Cost of raw materials are volatile and can increase our cost of sales.

The cost of a key ingredient for the Company (such as vital Wheat Gluten) has gone up tremendously due to global supply shortage. We do not know when this shortage will improve and this could negatively impact our profit margins. To date, supply chain disruptions have not materially affected our results of operations or financial condition, including our outlook, business goals, restaurant operations or our ability to produce food. However, there is no assurance that such supply chain disruptions will not materially affect our results of operations or financial condition, including our outlook, business goals, restaurant operations or our ability to produce food in the future.

Costs of the ingredients and packaging for our products are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, consumer demand and changes in governmental trade and agricultural programs. We mitigate supply chain risks primarily by working with multiple suppliers that overlap in the supply of our key raw ingredients. This allows us to switch suppliers as needed if one of our suppliers were to terminate their relationship with us or not be able to supply a key raw ingredient. Furthermore, we have the ability to reformulate products at our manufacturing facility as needed or utilize other existing plant-based products on the market as a temporary solution to supply chain disruptions. Nevertheless, volatility in the prices of raw materials and other supplies we purchase could increase our cost of sales and reduce our profitability. Moreover, we may not be able to implement product price increases to cover any increased costs, or any price increases implemented may result in lower sales volumes. If we are not successful in managing our ingredient and packaging costs, and unable to increase our prices to cover increased costs or if such price increases reduce sales volumes, then such increases in costs will adversely affect our business, results of operations and financial condition.

Changes in consumer trends could materially and adversely affect our business.

Our business is focused on the development, manufacture, marketing and distribution of branded plant-based products as alternatives to meat-based protein products as well as vegan fast food restaurant operations as alternatives to traditional fast food establishments. Consumer demand could change based on a number of possible factors, including dietary habits and nutritional values, concerns regarding the health effects of ingredients and shifts in preference for various product attributes. If consumer demand for our products decreases, our business and financial condition would suffer. In addition, sales of plant-based protein or meat-alternative products are subject to evolving consumer preferences that we may not be able to accurately predict or respond to. Consumer trends could change based on a number of possible factors, including economic factors and social trends. A significant shift in consumer demand away from our products could reduce sales, which would harm our business and financial condition.

Our failure to manage our supply chain property could have a material adverse effect on our business, financial condition and results of operations.

Insufficient or delayed supply of products threaten our ability to meet customer demands while over capacity threatens our ability to generate profit. Accordingly, any failure by us to properly manage our supply chain could have a material adverse effect on our business, financial condition and results of operations. We do not currently have written supply agreements with our suppliers. Because of the absence of such contracts, any of such suppliers could seek to alter or terminate its relationship with us at any time, which could result in disruption in our supply chain.

Extreme or unusual weather conditions, earthquakes, fires, floods and other natural disasters or acts of God could have a material adverse effect on our business results.

A number of the ingredients in our products such as legumes and vital wheat gluten derived from wheat flour are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilence. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality which, in turn, could reduce the available supply of, or increase the price of quality ingredients. Moreover, we strive to use locally sourced ingredients which are more limited in supply than conventional product ingredients. We also compete with other food producers in the procurement of ingredients, and as consumer demand for plant-based protein products increases, this competition may increase. If supplies of quality ingredients are reduced or there is greater demand for such ingredients, we may not be able to obtain sufficient supply on favourable terms, or at all, which could impact our ability to supply products to distributors and retailers and may adversely affect our business, results of operations and financial condition.

As discussed earlier, the cost of Wheat Gluten has gone up tremendously due to global supply shortage. We do not know when this shortage will improve and this could negatively impact our profit margins.

Any failure by us to properly price our products could have a material adverse effect on the Odd Burger’s financial condition and results of operations.

We do not have the history with pricing models necessary to accurately predict optimal pricing necessary to attract new customers and retain existing customers. Our success is dependent, in part, on our ability to make pricing decisions regarding our products that, on one hand encourage consumers to buy, yet on the other hand recoup development and other costs associated with those products. Products that are priced too high will not sell and products priced too low will not generate an adequate return. Accordingly, any failure by us to properly price our products could have a material adverse effect on the Odd Burger’s financial condition and results of operations.

We have experienced rapid growth recently, which may not be sustainable.

We have grown rapidly since inception and since completing our IPO, which places significant demands on our management, financial, operational and other resources. The anticipated growth and expansion of our business and our product offerings will continue to place considerable demands on our management and operations teams and will require substantial resources to meet our needs, which may not be available in a cost-effective manner, or at all. As we move forward, we expect our growth to bring new challenges and complexities that we have not faced before. We cannot anticipate all the demands that expanding operations would impose on our business, and our failure to appropriately address these demands could have an adverse effect on us. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy customer requirements or maintain high-quality product offerings, any of which could harm our business, brand, results of operations and financial condition.

The success of our growth strategy is dependent on, among other things, our ability to expand production through added capacity, drive revenue growth through increased sales across our distribution network, raise brand awareness, innovate, diversify our product portfolio, effectively integrate newly acquired businesses as well as other factors which are beyond our control, including general economic conditions.

If we fail to execute any one or more of these initiatives or fail to fully realize the benefits expected to result from these initiatives, our results of operations could be materially adversely impacted, and the price of our Common Shares could decline.

We are reliant on third parties for payment processing.

We rely on third party payment processors for all in store debit and credit transactions at our  restaurant locations. These payment processors may change their rates, may change their technology or may have a disruption in their services that could adversely affect our business. Furthermore, we rely on these payment processors for secure processing and any breaches in their security could affect our brand or reputation. Any issues with our payment processing may inhibit our growth, sales and profitability.

Union attempts to organize our employees could negatively affect our business.

None of our employees are currently subject to a collective bargaining agreement. As we expand our operations, unions may attempt to organize all or part of our employee base. Responding to such organization attempts may divert the attention and efforts of management and employees and may have a negative financial impact on our business. The maintenance of a productive and efficient labor environment and, in the event of unionization of these employees, and the successful negotiation of a collective bargaining agreement, cannot be assured.

Protracted and extensive work stoppages or labor disruptions such as strikes or lockouts could have a material adverse effect on our business, financial condition and results of operations.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our results of operations.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including but not limited to revenue recognition, impairment of assets, leases, inventory, income taxes and litigation, are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change our reported financial performance or financial condition in accordance with generally accepted accounting principles.

Climate change, including measures to address climate change, could adversely impact our business and financial results.

There is concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. If such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain commodities that are necessary for our products, such as legumes or vital wheat gluten.

Additionally, physical risks resulting from climate change can be event-driven (acute) or long-term (chronic) shifts in climate patterns that may have negative impacts on our business, including direct damage to assets such as our facilities and indirect impact to our supply chain. As climate change accelerates, its impacts are becoming more widespread and unpredictable. The incidence and impact of severe weather-related events, long term changes in weather patterns that lead to extreme weather and natural disasters including flooding and drought, may have a negative effect on agricultural productivity, which may result in decreased availability or less favourable pricing for some or many of the ingredients in our products such as such as legumes and vegetables. Furthermore, evolving regulatory and legal frameworks to tackle climate change today and in the future may lead to adverse impacts to our business. These may include, but are not limited to, costs related to compliance, resources, and transportation.

Certain events may materially adversely impact the availability of adequate insurance coverage or result in significant premium increases to us.

We maintain insurance including liability insurance, property and business interruption insurance and directors’ and officers’ insurance, with deductibles, limits of liability and similar provisions. However, there is no guarantee that our insurance coverage will be sufficient, or that insurance proceeds will be paid to us on a timely basis. In addition, there are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure. If we incur these losses and they are material, our business, financial condition and results of operations may be adversely affected. Also, certain material events may result in sizable losses for the insurance industry and materially adversely impact the availability of adequate insurance coverage or result in significant premium increases. Accordingly, we may elect to self-insure, accept higher deductibles or reduce the amount of coverage in response to such market changes.

Risks Related to Certain Regulatory and Legal Matters

We are subject to a complex regulatory environment, and failure to comply with and adapt to these regulations could result in penalties or otherwise adversely impact our business.

Our operations are subject to regulation by government agencies including, among others, Health Canada and the Canadian Food Inspection Agency (“CFIA”) and local public health units, and our pending U.S. operations may be subject to the U.S. Food & Drug Administration (FDA), the Federal Trade Commission (FTC), and other state and local regulations. These agencies regulate the processing, packaging, storage, distribution, advertising, and labelling of our products, including food safety standards as well as regulate the operations and licensing of our restaurant and manufacturing locations. Our manufacturing facility, restaurant locations and products are subject to inspection by federal, provincial, state, and local authorities. We strive to maintain compliance with all laws and regulations and maintain all permits and licenses relating to our operations. Nevertheless, there can be no assurance that we are in compliance with all such laws and regulations, have all necessary permits and licenses, and will be able to comply with such laws and regulations, or obtain such permits and licenses in the future including for example, license required under the Safe Food for Canadians Act (“SFCA”), food facility registration requirements under the US Federal Food, Drug and Cosmetic Act (FDCA), or state and local licensing requirements for both restaurant and manufacturing facilities. In the US, the FTC and other authorities regulate how we market and advertise our products, and we could be the target of claims relating to alleged false or deceptive advertising under federal, state, and foreign laws and regulations. Failure by us to comply with applicable laws and regulations and permits and licenses could subject us to adverse inspectional findings or enforcement actions, civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our financial condition and results of operations. In addition, enforcement of existing laws and regulations, changes in legal requirements and/or evolving interpretations of existing regulatory requirements may result in increased compliance costs and create other obligations, financial or otherwise, that could adversely affect our business, financial condition or results of operations.

Failure to properly label our products may result in increased compliance costs and could have an adverse effect on our business.

Any changes in, or changes in the interpretation of, applicable laws, regulations or policies of the CFIA, Health Canada, FDA or U.S. Department of Agriculture (USDA), state regulators or similar foreign regulatory authorities that relate to the use of the word “meat” or other similar words in connection with plant-based protein products could adversely affect our business, prospects, results of operations or financial condition.

The CFIA, Health Canada, FDA, USDA, state regulators or similar foreign regulatory authorities, such as authorities of the UK, the EU or the EU member states, could take action that impacts our ability to use the term “meat” or similar words (such as “beef”, “burger” or “sausage”) to describe or advertise our products. In addition, a food may be deemed misbranded if its labeling is false or misleading in any particular way, and the FDA, CFIA, EU member state authorities or other regulators could interpret the use of the term “meat” or any similar phrase(s) to describe our plant-based protein products as false or misleading or likely to create an erroneous impression regarding their composition.

In recent years a number of plant-based meat and dairy alternative companies have been the subject of CFIA investigations relating to the use of words such as dairy and meat in connection with plant-based products. In certain instances the matter was resolved through the use of a hyphenated modifier such as “plant-based” or “dairy-free” but in others, revisions to the labeling of products was required in order to distinguish the products at issue from the conventional understanding of meat and cheese products. The U.S. market also presents potential risk of governmental scrutiny, including regulation at the state level. For example, in 2018, the state of Missouri passed a law prohibiting any person engaged in advertising, offering for sale, or sale of food products from misrepresenting a product as meat that is not derived from harvested production livestock or poultry. The state of Missouri Department of Agriculture has clarified its interpretation that products which include prominent disclosure that the product is “made from plants,” or comparable disclosure such as through the use of the phrase “plant-based,” are not misrepresented under the Missouri law. Additional states, including Mississippi and Oklahoma, have passed similar laws, and legislation that would impose additional requirements on plant-based meat products is currently pending in a number of other states.

While we employ the use of clear modifiers or different spelling to distinguish our products from the conventional understanding of meat products, we also market certain products under names commonly associated with animal-based meat products and employ the word “meat” as a general descriptor in relation to our plant-based product portfolio including on our labels and more generally on our website and social media. While we currently believe that our product labels and marketing materials are not misleading or deceptive, there is a risk that regulatory authorities will take up enforcement action against our Company. Should regulatory authorities take action with respect to the use of the term “meat” or similar terms, such that we are unable to use those terms with respect to our plant-based products, we could be subject to enforcement action or recall of our products marketed with these terms, we may be required to modify our marketing strategy, or required to identify our products as “imitation” in our product labels, and our business, prospects, results of operations or financial condition could be adversely affected. Competitors may also try to bring legal action against us. Any such review could divert resources from our management and result in increased compliance costs and could have an adverse effect on our business.

Food safety and food-borne illness incidents or advertising or product mislabeling may adversely affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing operating costs and reducing demand for product offerings.

Selling food for human consumption involves inherent legal and other risks, and there is increasing governmental scrutiny of and public awareness regarding food safety. Our internal processes, training and quality control and food safety procedures and compliance may not be effective in preventing contamination of food products that could lead to food-borne illness incidents (such as e. coli, salmonella or listeria). Unexpected side effects, illness, injury or death related to allergens, food-borne illnesses or other food safety incidents caused by products we sell or manufacture, or involving our suppliers, could result in the discontinuance of sales of these products or our relationships with our suppliers, increased operating costs, regulatory enforcement actions or harm to our reputation. If consumers lose confidence in the safety and quality of our products or plant-based products generally, even in the absence of a recall or a product liability case, our business, financial condition and results of operations could be materially and adversely affected. Shipment of adulterated or mislabeled products, even if inadvertent, can result in criminal or civil liability. These incidents could also expose us to product liability, negligence or other lawsuits, including consumer class action lawsuits. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any judgment against us that is more than our policy limits or not covered by our policies or not subject to insurance would have to be paid from our cash reserves, which would reduce our capital resources.

The occurrence of food-borne illnesses or other food safety incidents, whether real or perceived, could also adversely affect the price and availability of affected ingredients, resulting in higher costs, disruptions in supply and a reduction in sales. Furthermore, any instances of food contamination or regulatory noncompliance, whether or not caused by us, could compel us, our suppliers and our customers, depending on the circumstances, to conduct a recall in accordance with CFIA or FDA regulations, comparable state and locality laws, or international laws. If we are found to be out of compliance with respect to food safety regulations, an enforcement authority could issue a warning letter and/or institute enforcement actions that could result in additional costs, substantial delays in production or even a temporary shutdown in manufacturing and product sales while the non-conformances are rectified. Also, we may have to recall the product or otherwise remove the product from the market, and temporarily cease our manufacturing and distribution process, which would increase our costs and reduce our revenues. Food recalls could result in significant losses due to their costs, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time, potential loss of existing distributors or customers and a potential negative impact on our ability to attract new customers due to negative consumer experiences or because of an adverse impact on our brand and reputation. The costs of a recall could exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any product liability claims resulting from the failure to comply with applicable laws and regulations would be expensive to defend and could result in substantial damage awards against us or harm our reputation. Any of these events would negatively impact our revenues and costs of operations.

In addition, food companies have been subject to targeted, large-scale tampering as well as to opportunistic, individual product tampering, and we, like any food company, could be a target for product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into consumer products as well as product substitution. Recently issued FDA regulations require companies like us to analyze, prepare and implement mitigation strategies specifically to address tampering (i.e., intentional adulteration) designed to inflict widespread public health harm. If we do not adequately address the possibility, or any actual instance, of intentional adulteration, we could face possible seizure or recall of its products and the imposition of civil or criminal sanctions, which could adversely affect our business, financial condition and operating results.

Further, if we are forced, or voluntarily elect, to recall certain products, the public perception of the quality of our food products may be diminished. We may also be adversely affected by news reports or other negative publicity, regardless of their accuracy, regarding other aspects of our business, such as public health concerns, illness, safety, security breaches of confidential consumer or employee information, employee related claims relating to alleged employment discrimination, health care and benefit issues or government or industry findings concerning our retailers, distributors, suppliers or others across the food industry supply chain.

We store and process personal data of our employees, suppliers and customers. If the security of this information is compromised or otherwise subjected to unauthorized access, our Company’s reputation may be harmed and the Company may be exposed to liability.

A compromise of our security systems that results in our customers’ or suppliers’ information, or confidential information about our employees or our business being obtained by unauthorized persons or a breach of information security laws and regulations could adversely affect our reputation, financial condition and results of operations, and could result in litigation against us or the imposition of penalties. In addition, a security breach could require that we expend significant additional resources related to remediation, including changes in the information security systems, and could result in a disruption of our operations.

Adverse litigation judgments or settlements resulting from legal or arbitral proceedings in which we may be involved could expose us to monetary damages, equitable restraints or limit our ability to operate our business.

We may become party to litigation from time to time in the ordinary course of business which could adversely affect our business. Should any litigation in which we become involved be determined against us, such a decision could adversely affect our ability to continue operating, and could affect the market price for the Common Shares, and could use significant resources. Even if we are successful in any litigation, litigation can redirect significant resources and may also create a negative perception of our brand.

Additionally, the nature of our relationship with our franchise partners may give rise to disputes or litigation. We may also engage in future litigation to enforce the terms of our franchise agreements and compliance with our brand standards and customer experience standards. Engaging in such litigation may be costly and time-consuming and may distract management and materially adversely affect our relationships with our franchise partners or potential franchise partners and our ability to attract new franchise partners. Litigation could also damage our reputation and brand.

Risks Related to our Strategy and Brand

If we fail to maintain and enhance our brand, our business, results of operations and prospects may be materially and adversely affected.

Our success largely depends on our ability to maintain and grow the value of the Odd Burger, Odd Burger Food Services and the Odd Burger brands. Maintaining, promoting and positioning our brands and reputation will depend on, among other factors, the success of our product offerings, food safety, quality assurance, marketing and merchandising efforts and our ability to provide a consistent, high-quality customer experience. Brand value is based on perceptions of subjective qualities, and any incident that erodes the loyalty of customers or suppliers, including adverse publicity or a governmental investigation or litigation, could significantly reduce the value of our brand and adversely affect our business, results of operations and financial condition.

Failure to effectively develop and expand the Company’s marketing, sales, customer service, and content management capabilities could harm its ability to increase the Company’s customer base and achieve broader market acceptance of the Company’s products.

We believe that our brand image has contributed significantly to the success of our business to date and that maintaining, promoting and positioning our brand image and increasing brand awareness is important to maintaining and expanding our customer base. Maintaining and enhancing our current brand image and awareness or any future brands we develop or acquire will require us to make investments in areas such as public relations and marketing. These investments, including digital marketing campaigns and organic social media through influencer engagement, may be substantial, and our efforts may not ultimately be successful. If our current marketing efforts are not successful, there may be no immediately available or cost effective alternative means to build or maintain brand awareness, which could negatively impact our business, financial condition and results of operations.

Our brand image and reputation may be impacted by actions taken by our employees, product attributes (including food safety and quality assurance issues that may result in recalls) and negative commentary or reviews. Real or perceived quality or food safety concerns or failures to comply with applicable food regulations and requirements, whether or not ultimately based on fact and whether or not involving us or incidents involving our competitors, could cause negative publicity and reduced confidence in us and our products, which could cause harm to our brand, reputation and sales, and could materially adversely affect our business, financial condition and results of operations.

In addition, as we aim to increase our influencer relationships to promote our brand and products to targeted consumer groups, if one of our influencers promotes our brand in a negative way or does not adhere to applicable guidelines required by law, this may negatively impact our brand and reputation. Widespread use and access to social media campaigns and viral messaging or imagery could significantly broaden the scope and impact of any such events or circumstances. Consumers may act on information conveyed through social media without further investigation and without regard to its accuracy. The harm to our brand may be immediate without affording us an opportunity for redress or correction, and there can be no assurances that we will respond in an appropriate or timely manner. Brand value is based on perceptions of subjective qualities, and any incident that erodes the loyalty of consumers, including adverse publicity, governmental investigation or litigation, could significantly reduce the value of our brand and adversely affect our business, results of operations and financial condition.

Changes to internet search engine algorithms or social media algorithms may adversely affect our business.

In order to attract new customers and retain existing customers, it is important that Odd Burger’s brands show up prominently in internet search results and social media pages. Changes to internet search engine algorithms or social media algorithms or any changes in terms of service could cause our website or social media pages to appear less prominently in search results and may require additional funds or effort in order to achieve the same exposure.

We are heavily reliant on delivery platforms as a main sales channel for our restaurant locations.

The majority of our total sales at our restaurant locations are placed through third party delivery partners such as Doordash. These platforms provide technology whereby customers place orders for pickup or delivery through an app or website. We are therefore heavily reliant on the technology from these third party delivery platforms as a main sales channel for our restaurant locations. Furthermore, the delivery platforms provide delivery zones around each restaurant location that are defined and set by them. The radius around each restaurant location can vary in size and can change dynamically and without notice. We make every effort to position our  restaurants based on a radius range provided by our delivery partner, however, this radius can change drastically and may result in our locations being less suitable than we had originally believed them to be. This may result in certain customers not receiving delivery service from us and may negatively affect our brand and performance from a given restaurant location. Any disruption in service from our delivery partners or any changes in their delivery algorithms could negatively affect our sales and profits.

Consumers’ real or perceived quality or food safety concerns may cause materially adverse effect on our business.

Real or perceived quality or food safety concerns or failures to comply with applicable food regulations and requirements, whether or not ultimately based on fact and whether or not involving us or incidents involving our competitors, could cause negative publicity and reduced confidence in us and our products, which could cause harm to our brand, reputation and sales, and could materially adversely affect our business, financial condition and results of operations. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative publicity about us, our brand or products on social or digital media could seriously damage our reputation. Without a favorable perception of our brand and products, our sales and profits could be negatively impacted.

We face risks associated with leasing our commercial and retail space.

We do not own any real estate. Instead, we lease our production and restaurant locations. Accordingly, we are subject to all of the risks associated with leasing, occupying and making tenant improvements to real property, including adverse demographic and competitive changes affecting the location of the property and changes in availability of and contractual terms for leasable commercial and retail space. Changes in areas around our restaurant locations that result in reductions in customer foot traffic or otherwise render the location unsuitable or altogether unavailable due to unforeseen or extraordinary circumstances including as a result of the COVID-19 pandemic, road construction or shifts in demographics could result in lower sales volumes and adversely affect our business, results of operation, and financial condition.

Failure to develop and innovate new products may inhibit our growth, sales and profitability.

Our growth in part depends on our ability to develop and market new products and improvements to our existing products that appeal to consumer preferences. The success of our innovation and product development efforts is affected by our ability to anticipate changes in consumer preferences, the technical capability of our production team in developing and testing product prototypes, including complying with applicable governmental regulations, the success of our management and sales and marketing team in introducing and marketing new products and positive acceptance by consumers. Failure to develop and successfully market and sell new products, including gluten-free, soy-free and other products we are currently working to develop may inhibit our growth, sales and profitability.

If we fail to maintain and improve the quality of our product, we may not be able to attract and retain customers.

Our success, and our ability to increase revenue and operate profitably depends, in part, on our ability to acquire new customers and retain existing customers, so that they continue to purchase the Company’s products and visit our restaurants. We may fail to acquire or retain customers across our distribution channels due to negative value and quality perceptions, a lack of new and relevant products or a failure to deliver customers’ orders in a timely manner.

Failure to abide by our own corporate policies may adversely affect our brand.

We have set certain social responsibilities for our brand and our staff, including a workplace free of harassment and discrimination as well as a mission to give back to our community. Any failures to abide by our corporate policies may adversely affect our brand. Issues resulting from racism, discrimination, harassment or other failures in our social responsibility may result in litigation, negative perceptions cast about our organization on social media and overall damage to our reputation. Failures to uphold our social responsibilities could result in lower sales volumes and adversely affect our business, results of operation, and financial condition.

We may have exposure to additional tax liabilities.

Depending on the global expansion, Odd Burger may operate and be subject to income taxes and other forms of taxation in multiple tax jurisdictions. Taxation laws and rates which determine taxation expenses may vary significantly in different jurisdictions, and may be impacted by changes in the proportion of earnings taxed in different jurisdictions, changes in taxation rates, changes in estimates of liabilities and changes in the amount of other forms of taxation. We may have greater than anticipated exposure to tax liabilities or expenses.

Our success, in part, depends on attracting and retaining franchise partnerships and relationships.

The opening of additional franchised locations of Odd Burger depends, in part, upon the availability of prospective franchise partners. We may not be able to identify, recruit or contract with suitable franchise partners in our target markets on a timely basis or at all. Additionally, franchise partners may not be able to access the financial or management resources that they need to operate the business. The ongoing COVID-19 pandemic and the events and circumstances resulting from the pandemic may result in a negative impact on our ability to identify, recruit or contract with suitable franchise partners in the target markets. If we are unable to recruit suitable franchise partners or if franchise partners are unable or unwilling to open new locations as planned, our growth may be slower than anticipated, or cease, which could materially adversely affect our ability to increase our revenue and business.

Additionally, our success, in part, is dependent on our relationships with our franchise partners. There can be no assurances that we will be able to maintain positive relationships with all of our franchise partners. Further, there can be no assurances that franchisees will not organize together to lobby Odd Burger. Adverse publicity resulting from such activities may affect our brand and reputation.

Failure to collect franchisee fees may materially adversely affect our revenue.

Our financial performance is dependent, in part, on our franchisee’s ability to generate revenue and to pay franchise fees and royalties. Additionally, locations opened by franchise partners may not be profitable initially, and may adversely impact the profitability of Odd Burger and our ability to collect payments due under franchise agreements. The financial performance and ability to pay franchisee fees under the franchise agreements of Odd Burger’s franchisees could have a material adverse effect on the revenue and cash flow of Odd Burger.

We have limited experience managing a company outside of Canada.

Our future growth depends, in part, on our expansion efforts outside of Canada. We have limited operating experience outside of Canada including with respect to regulatory environments and market practices and cannot guarantee that we will be able to penetrate or successfully operate in any market outside of Canada. In connection with any future expansion efforts outside of Canada, and in particular in the U.S., we would expect to encounter additional obstacles, including increased costs and expenses associated with international shipping, including inventory management and distribution, cultural and linguistic differences and differences in regulatory environments and market practices including with respect to food safety, manufacturing, labeling, distribution, marketing, and advertising and privacy laws. Failure to successfully develop new markets outside of Canada may harm our business, growth and results of operations and could cause the market price of our Common Shares to decline.

We are reliant on the performance of area representatives to secure new franchisees.

The Company plans on largely relying on area representatives to secure new franchisees, as well as assist franchisees with finding a location, completing construction, opening the restaurant and maintaining ongoing restaurant operations according to brand standards. If the area representative’s performance is poor, the Company could secure fewer franchisees than expected, may not secure locations in a timely manner, restaurant construction could be over budget or delayed, franchisees may have poor execution when they initially open their restaurants and the restaurants may not operate according to brand standards. In cases where area representative’s performance is poor, Odd Burger may have to terminate their area representative agreement, which may incur significant legal expenses and also, Odd Burger may have to take over territory development itself which will add significant operational costs. This could damage the brand’s reputation and have a significant effect on the ability of the brand to grow in that region or in other regions. Failure in performance of area representatives could have a material adverse effect on the revenue and cash flow of Odd Burger.

We face risks associated with the expiries of leases.

Expiries of leases for Odd Burger Real Estate Inc. and other properties that the Company may acquire and lease to tenants will occur from time to time over the short and long-term. No assurance can be provided that the Company will be able to renew any or all of the leases upon their expiration or that rental rate increases will occur or be achieved upon any such renewals. The failure to renew leases or achieve rental rate increases may adversely impact the Company’s financial condition and results of operations. Although certain, but not all, leases contain a provision requiring tenants to maintain continuous occupancy of leased premises, there can be no assurance that such tenants will continue to occupy such premises. There can be no assurance that tenants will continue their activities and continue occupancy of the premises. Any cessation of occupancy by tenants may have an adverse effect on the Company and could adversely impact the Company’s financial condition and results of operations and decrease the amount of cash available for distribution. In addition, certain leases contain a provision which gives tenants the right to terminate their leases upon payment of a penalty.

We may co-invest in businesses or properties through joint ventures in the future.

The Company may, in the future, co-invest in businesses or properties through joint ventures or other joint equity structures. In any such joint venture, the Company would not be in a position to exercise sole decision-making authority regarding the properties owned through joint ventures. Investments in joint ventures may, under certain circumstances, involve risks not present when a third party is not involved, including the possibility that joint venture partners might become bankrupt or fail to fund their share of required capital contributions. Joint venture partners may have business interests or goals that are inconsistent with the Company’s business interests or goals and may be in a position to take actions contrary to the Company’s policies or objectives. Such investments also have the potential risk of impasse on strategic decisions, such as a sale, because neither the Company nor the joint venture partner would have full control over the joint venture. Any disputes that may arise between the Company and its joint venture partners could result in litigation or arbitration that could increase the Company’s expenses and distract its officers and/or directors from focusing their time and effort on the Company’s business. In addition, the Company might in certain circumstances be liable for the actions of its joint venture partners.

We anticipate significant capital expenditures related to maintenance costs.

Certain significant expenditures, including property taxes, maintenance costs, mortgage and leasehold payments, insurance costs and related charges, must be made throughout the period of ownership of real property, regardless of whether the property is producing sufficient income to pay such expenses. In order to retain desirable rentable space and to generate adequate revenue over the long term, the Company must maintain or, in some cases, improve Odd Burger’s property condition (and the condition of other properties that the Company may acquire) to meet market demand. Maintaining a property in accordance with market standards can entail significant costs, which the Company may not be able to pass on to its tenants. Numerous factors, including the age of the relevant building structure, the material and substances used at the time of construction or currently unknown building code violations could result in substantial unbudgeted costs for refurbishment or modernization.

If the actual costs of maintaining or upgrading the Odd Burger property and other properties that the Company may acquire exceed estimates of the Company, or if hidden defects are discovered during maintenance or upgrading, which are not covered by insurance or contractual warranties, or if the Company is not permitted to raise the rents due to legal constraints, the Company will incur additional and unexpected costs. If competing properties of a similar type are built in the area where the Odd Burger property or other properties that the Company may acquire are located or similar properties located in the vicinity of the Company’s properties are substantially refurbished the net operating income derived from and the value of the Company’s properties could be reduced.

Failure to secure loans may limit the Company’s growth.

Obtaining loans to finance the constructions of our restaurant locations or production center is an important aspect of our growth strategy. If we are unable to secure loans, this will impede or greatly limit our growth strategy. Furthermore, Indebtedness in the future may be incurred that bears interest at a variable rate or loans may be required to be refinanced at higher rates. Accordingly, increases in interest rates above that which have been anticipated based upon historical trends could adversely affect the Company’s cash flows. To mitigate the fluctuation in interest rates, management can attempt to lock in cash returns on assets for the longest period consistent with exposure to debt maturing and leases expiring in any given year. Nevertheless a failure to obtain financing or drastic changes in interest rates may have a significant effect on our sales, growth and cash flows.

We face risks associated with tighter credit conditions, illiquid credit markets and wider credit spreads.

Global market and economic conditions over the past few years have been unprecedented and challenging with tighter credit conditions and slower growth. Continued concerns about the systemic impact of inflation, the availability and cost of credit, the declining real estate market, energy cost, geopolitical issues and increased market uncertainty have contributed to increased market volatility and diminished expectations for the global economy. These conditions, combined with declining business activity levels and consumer confidence, increased unemployment and volatile oil prices have contributed to unprecedented levels of volatility in the capital and credit markets. We have mitigated inflationary pressures by increasing the menu prices at our restaurant locations and by increasing the prices at which our manufacturing division sells its food to our wholesale distributor. We have also implemented a number of recipe reformulations to utilize more readily available and cost-effective ingredients, which has allowed us to further mitigate inflationary pressures and prevent or minimize the need for certain cost increases. If the global market and economic crisis intensifies or continues for a long period of time however, disruptions in the capital and credit markets may adversely affect the business, financial condition and results of operations. Additionally, if our menu prices increase significantly due to significant additional inflationary pressures, such significantly higher prices may deter customers from visiting our restaurants, which would have a material adverse affect on the business, financial condition and results of operations.

As a result of these market conditions, the cost and availability of credit have been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce and, in some cases, cease to provide funding to businesses and consumers. There can be no assurance that the markets will stabilize in the near future.

Risks Related to Ownership of our Securities

Investments in the Company involve risks due to the speculative nature of investments.

An investment in our common shares, pre-funded warrants and/or warrants carries a high degree of risk and should be considered as a speculative investment. We have a limited operating history, have not paid dividends, and are unlikely to pay dividends in the immediate or near future.

The Company faces risks related to raising additional funding.

We will need to raise funds in the future through equity or debt. The sale of additional equity may result in additional dilution to our shareholders and such securities may have rights, preferences or privileges senior to those of our common shares. To the extent that Odd Burger relies upon debt financing, we will incur the obligation to repay the funds borrowed with interest and may become subject to covenants and restrictions that restrict operating flexibility.

Global financial conditions are subject to volatility. This may impact our ability to obtain equity, debt or bank financing in the future on terms commercially reasonable to us or at all and may adversely impact our operations. Continued volatility and market turmoil caused by a variety of issues that are outside of our control (such as the COVID-19 pandemic) could have a material adverse effect on our business, financial condition, results of operations and cash flows if we are not able to secure sufficient funding or our ability to make required payments on debt outstanding, if any.

Our common share price may be volatile and may decrease substantially. Correspondingly, the market price of our warrants may also be volatile.

The trading price of our common share has fluctuated substantially, and we expect that it will continue to do so. The price of our common share, and correspondingly the price of the warrants, in the market on any particular day depends on many factors including, but not limited to, the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	investor demand for our shares;

•	variations in our operating results and market conditions specific to our business;

•	the emergence of new competitors or new technologies;

•	competition from existing products or new products that may emerge;

•	operating and market price performance of other companies that investors deem comparable;

•	changes in our Board of Directors (the “Board”) or management;

•	sales or purchases of our common share by insiders, including sales of our common share issued to employees, directors and consultants under our equity incentive plan which we plan to register under the Securities Act under one or more registration statements on form S-8;

•	commencement of, or involvement in, litigation;

•	changes in governmental regulations, in particular with respect to the food industry;

•	actual or anticipated changes in our earnings, and fluctuations in our financial conditions and operating results;

•	market sentiments about the food industry;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	issuance of new or updated research or reports by securities analysts;

•	currency fluctuations;

•	additions or departures of key management personnel;

•	uncertainty caused by and the unprecedented nature of the current COVID-19 pandemic;

•	issuances or sales of the common shares by us, our insiders or our other holders; and

•	general economic conditions and trends.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our share price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

In addition, if the market for equity stocks of companies in our industry, or the stock market in general, experiences a loss of investor confidence, the market price of our common share could decline for reasons unrelated to our business, financial condition, or results of operations. If any of the foregoing occurs, it could cause the price of our common share to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to our Board of Directors and management.

Risks Related to the Offering

We are selling a substantial number of our common shares, pre-funded units and warrants to purchase common shares in this offering, which is expected to cause substantial dilution and could cause the price of our common shares to decline.

In this offering, we will sell            common units (assuming no sale of any pre-funded units and no exercise by the underwriters of their over-allotment option). As a result, immediately following the completion of the offering, based on the number of shares outstanding as of          , 2023, we will have            common shares and warrants to purchase up to            common shares outstanding (assuming no sale of any pre-funded units and no exercise of the underwriters’ over-allotment option). We cannot predict the effect, if any, that market sales of those common shares or the availability of those common shares for sale will have on the market price of our common shares. Any decline in the price of a share of common shares will also have a negative effect on the price in the market of a warrant.

The common shares and warrants offered in the offering may be resold in the public market immediately without restriction, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act, which may be resold only if registered under the Securities Act or in accordance with the requirements of Rule 144 or another applicable exemption from the registration requirements of the Securities Act. Common shares and warrants held by our directors and executive officers will be subject to the lock-up agreements described in the “Underwriting” section of this prospectus. If, after the period during which such lock-up agreements restrict sales of the our common shares and warrants or if the underwriters waive the restrictions set forth therein (which may occur at any time), one or more of these securityholders sell substantial amounts of common shares or warrants in the public market, or the market perceives that such sales may occur, the market price of the common shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

We have a significant number of options to purchase common shares with exercise prices below the assumed offering price of our common shares in this offering, the exercise of which would cause further dilution to purchasers in this offering.

Immediately following the consummation of this offering, we expect to have approximately            outstanding options to purchase up to an aggregate of            common shares with exercise prices that are below the assumed public offering price of our common shares offered hereby. To the extent that these options are exercised, there will be further dilution to the purchasers of our common shares and warrants. The existence of the potential additional common shares in the public market, or the perception that such additional shares may be in the market, could adversely affect the price of our common shares.

We might be unable to list our common shares on the Nasdaq, and/or the TSXV may delist our securities from its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We intend to apply to list our common shares on the Nasdaq. In order to make a final determination of compliance with its listing criteria, the Nasdaq may look to the first trading day’s activity and, particularly, the last bid price on such day. In the event the trading price for our common shares drops below Nasdaq’s minimum bid requirements, the Nasdaq could rescind our initial listing approval. If we fail to list the common shares on Nasdaq, the liquidity for our common shares would be significantly impaired, which may substantially decrease the trading price of our common shares.

In addition, in the future, our securities may fail to meet the continued listing requirements to be listed on the Nasdaq, or the TSXV. If the Nasdaq or TSXV delists our common shares from trading on its exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	a determination that our common shares is a “penny stock” which will require brokers trading in our common shares to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our common shares;

•	a limited amount of news and analyst coverage for our Company; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

There has been no prior market for the common shares and warrants on a national U.S. securities exchange and an active and liquid market for the securities may fail to develop, which could harm the market price of the common shares.

Prior to the offering, while our common shares have been traded on TSX Venture since            and have been quoted on the OTCQB since          , there has been no public market on a national U.S. securities exchange for our common shares or warrants.

Although we intend to apply to list the common shares and warrants on Nasdaq, an active trading market for the common shares and warrants may never develop or be sustained following the offering. The offering price may not be indicative of the market price of the common shares and/or warrants on Nasdaq on or after the offering. In the absence of an active trading market for the common shares and warrants, investors may not be able to sell their common shares or warrants at or above the offering price or at the time that they would like to sell.

Following the offering and after the common shares and warrants begin trading on Nasdaq, our common shares will continue to be admitted to trading on TSX Venture. We cannot predict the effect of this dual listing on the value of the common shares and warrants. However, the dual listing of the common shares and warrants may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the common shares and warrants in the U.S.

The dual listing of our common shares and warrants following the U.S. offering may adversely affect the liquidity and value of the common shares.

Following the offering and the listing and trading of our common shares and warrants on Nasdaq, our common shares will continue to be listed on TSXV. Trading in our securities these markets will take place in different currencies (U.S. dollars on Nasdaq and Canadian dollars on the TSXV), and at different times (due to differences in trading days and public holidays between the U.S. and Canada). The trading prices of our securities on these two markets may differ due to these and other factors. Any decrease in the price of our common shares and warrants on the TSXV could cause a decrease in the trading price of the common shares and warrants on Nasdaq. Investors could seek to sell or buy our common shares or warrants to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both the trading prices on one exchange and the securities available for trading on the other exchange. However, the dual listing of the common shares and warrants may reduce the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the common shares and warrants in the U.S.

There is no assurance that a market for the warrants being sold in this offering will develop.

There is no established public trading market for either the warrants or the pre-funded warrants being sold in this offering. We intend to list the warrants being sold in this offering on Nasdaq, however there is no assurance that any market will develop. We will not list the pre-funded warrants on any securities exchange or nationally recognized trading system, including Nasdaq. Therefore, we do not expect a market to ever develop for the pre-funded warrants. Without an active market, the liquidity of the warrants will be limited.

The warrants and the pre-funded warrants are speculative in nature.

The warrants and pre-funded warrants do not confer any rights of common share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire common shares at a fixed price. Commencing on the date of issuance, holders of the warrants may exercise their right to acquire the common shares and pay the stated exercise price per share prior to five years from the date of issuance, after which date any unexercised warrants will expire and have no further value. Commencing on the date of issuance, holders of the pre-funded warrants may exercise their right to acquire the common shares and pay the stated exercise price per share until exercised in full. There can be no assurance that the market price of our common shares will ever equal or exceed the exercise price of the warrants offered by this prospectus, and if so, the warrants would expire without value.

The warrants included in the pre-funded units are expected to be listed on Nasdaq separately upon the pricing of this offering, and may provide investors with an arbitrage opportunity that could adversely affect the trading price of our common shares.

Because the pre-funded units will never trade as a unit, and the warrants are expected to be traded on Nasdaq, investors may be provided with an arbitrage opportunity that could depress the price of our common shares.

In the event that our common share price does not exceed the exercise price of the warrants during the period when the warrants are exercisable, the warrants may not have any value.

Until holders of the warrants acquire our common shares upon exercise thereof, holders of the warrants will have no rights with respect to our common shares.

There is no assurance that any of the warrants will be exercised and we will receive the exercise proceeds therefrom.

The warrants have an exercise price above the price of a share of common share in this offering. If the price of our common share does not exceed the warrant exercise price, then it is unlikely that the warrants will be exercised. The warrants will expire on the fifth anniversary of their issuance, which if they expire without being exercised the Company will not receive any proceeds therefrom.

Additionally for the warrants to be exercised for cash, the Company must keep an effective registration statement available for issuance of the common shares on exercise of the warrants. If the Company fails to maintain an effective registration statement, then the warrants may be exercised on a cashless basis, and the Company will not receive any cash amount from their exercise.

We have broad discretion over the use of the net proceeds from the offering and may use them in ways with which you do not agree and in ways that may not enhance our operating results or the price of the common shares.

Our board of directors and executive management will have broad discretion over the application of the net proceeds that we receive from the offering. We may spend or invest these proceeds in ways with which our shareholders disagree or that do not yield a favorable return, if at all. We intend to use the net proceeds from the offering, together with our existing cash resources as described in “Use of Proceeds.” However, our use of these proceeds may differ substantially from our current plans. Failure by our management to apply these funds effectively could harm our business, results of operations, cash flows, financial condition and/or prospects. Pending their use, we may invest the net proceeds from the offering in a manner that does not produce income or that loses value.

Certain of our significant shareholders may have different interests from us and may be able to control us, including the outcome of shareholder votes.

Before this offering, James McInnes and Vasiliki McInnes together beneficially own approximately    % of our common shares and are on our board of directors (see “Certain Relationships and Related Transactions”). As a result, such shareholders will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendment of our articles of association and approval of certain significant corporate transactions. This control could have the effect of delaying or preventing a change of control of the Company or changes in management, in each case, which other shareholders might find favorable, and will make the approval of certain transactions difficult or impossible without the support of these significant shareholders.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the common shares and warrants and their trading volume could decline.

The trading market for the common shares and warrants depend in part on the research and reports that securities or industry analysts publish about us or our business. If no or only limited securities or industry analysts cover our Company, the trading price for the common shares and warrants could be negatively impacted. If one or more of the analysts who covers us downgrades our equity securities or publishes inaccurate or unfavorable research about our business, the price of common shares and warrants would likely decline. If one or more of these analysts ceases coverage of our Company or fails to publish reports on us regularly, or downgrades our securities, demand for common shares and warrants could decrease, which could cause the price of the common shares warrants or their trading volume to decline.

We intend to retain all available funds and any future earnings and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the common shares.

We have never declared or paid any cash dividends on common shares, and we intend to retain all available funds and any future earnings to fund the development and expansion of our business. In addition, while our current debt agreement does not restrict our ability to pay dividends, there is no assurance that future debt agreements will not restrict our ability to pay dividends. Therefore, you are not likely to receive any dividends on you common shares for the foreseeable future and the success of any investment in common shares will depend upon any future appreciation in their value. Consequently, investors may need to sell all or part of their holdings of common shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the common shares will appreciate in value or even maintain the price at which our investors have purchased them. Investors seeking cash dividends should not purchase the common shares.

In addition, if we choose to pay dividends in the future, exchange rate fluctuations may affect the amount of Canadian dollars that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay, if any. Any dividends will generally be subject to withholding tax. See “Taxation — Material Canadian Federal Income Tax Considerations” for a more detailed description of Canadian taxes on dividends. These factors could harm the value of the common shares.

Investors should be aware that the rights provided to our shareholders under the corporate law of British Columbia and our articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a U.S. company under applicable U.S. federal and state laws.

We are, and will upon the consummation of the offering be, a Canadian public company with limited liability. Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in British Columbia. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and boards of directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board is required by British Columbian law to consider the interests of our Company, its shareholders, its employees, and other stakeholders. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders. See “Description of Share Capital and Articles of Association.”

We are an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, the common shares and warrants may be less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an emerging growth company, we are required to report only two years of financial results and selected financial data compared to three and five years, respectively, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an emerging growth company. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our common shares and warrants held by non-affiliates exceeds US$700 million as of the end of our second fiscal quarter before that time, in which case we would no longer be an emerging growth company as of the following September 30th (the last day of our fiscal year). We cannot predict if investors will find the common shares and warrants less attractive because we may rely on these exemptions. If some investors find the common shares and warrants less attractive as a result, there may be a less active trading market for the common shares and warrants and the price of the common shares may be more volatile.

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we will rely on certain home country corporate governance practices rather than the corporate governance requirements of Nasdaq.

We qualify as a foreign private issuer and have intend to apply to have the common shares and warrants listed on Nasdaq. As a result, in accordance with the listing requirements of Nasdaq, we will rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of Nasdaq. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently publish annual and semi-annual reports on our website pursuant to the rules of TSX Venture and expect to file such financial reports with the SEC, we will not be required to file periodic reports with the SEC as frequently or as promptly as U.S. public companies. Specifically, we will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K that a domestic company would be required to file under the Exchange Act. Accordingly, there may be less publicly available information concerning our Company than there would be if we were not a foreign private issuer.

In addition, the Listing Rules of Nasdaq require a minimum quorum for a shareholders meeting of 33 1/3% of the outstanding common shares. Under Canadian law and pursuant to our notice of articles, a quorum shall be present at a shareholder meeting if two or more holders of common shares representing at least 5% of the total number of voting rights attaching to the said common shares entitled to be voted at the meeting are present or represented by proxy. Further, the Listing Rules of Nasdaq require a majority of the directors of a listed U.S. company to be independent, whereas in British Columbia, only            directors need to be independent. The Listing Rules of Nasdaq further require that each of the nominating, compensation and audit committees of a listed U.S. company be comprised entirely of independent directors. Our board of directors has no plan to change the composition of our audit committee and compensation committee, and we intend to follow home country practice to the maximum extent possible. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Following the consummation of the offering, the determination of foreign private issuer status will be made annually on the last business day of our most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on March 31, 2023. There is a risk that we will lose our foreign private issuer status in the future.

We would lose our foreign private issuer status if, for instance more than 50% of our common shares are owned by U.S. residents or persons and more than 50% of our assets are located in the U.S. and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, which could also increase our costs.

U.S. Holders may suffer adverse tax consequences if we are characterized as a passive foreign investment company (a “PFIC”).

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the value of its assets (based on an average of the quarterly values of the assets during such taxable year) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. A separate determination must be made after the close of each fiscal year as to whether a non-U.S. corporation is a PFIC for that year. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, investment gains and certain rents and royalties. Cash is generally a passive asset for these purposes. The value of goodwill is generally treated as an active asset if it is associated with business activities that produce active income.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined below under “Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders”) holds common shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the common shares regardless of whether we continue to meet the PFIC test described above, unless the U.S. Holder makes a specified election once we cease to be a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds common shares, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements.

Our PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. The determination of whether we are a PFIC is fact-intensive, and the applicable law is subject to varying interpretation. There can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will agree with our position or that the IRS will not successfully challenge our position, including our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets.

A U.S. Holder may, in certain circumstances, mitigate the adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a qualified electing fund (a “QEF”), or, if shares of the PFIC are “marketable stock” for purposes of the PFIC rules, by making a mark-to-market election with respect to the shares of the PFIC. However, we do not currently intend to provide the information necessary for U.S. Holders to make a QEF election if we were treated as a PFIC for any taxable year and prospective investors should assume that a QEF election will not be available. Furthermore, if a U.S. Holder were to make a mark-to-market election with respect to its common shares, the U.S. Holder would be required to include annually in its U.S. federal taxable income (taxable at ordinary income rates) an amount reflecting any year end increase in the value of its common shares. For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see “Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules.”

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. Holders are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition ofthe securities (as defined below under “Taxation- Material U.S. Federal Income Tax Considerations for U.S. Holders”), and the availability of certain U.S. tax elections under the PFIC rules.

If a U.S. Holder is treated as owning at least 10% of our common share capital, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder (as defined below under “Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders”) is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our share capital, such U.S. Holder may be treated as a “U.S. shareholder” with respect to each “controlled foreign corporation” (a “CFC”) in our group, if any. Because our group currently includes at least one U.S. subsidiary, under current law, any of our current non-U.S. subsidiaries and any future newly formed or acquired non-U.S. subsidiaries will be treated as CFCs, regardless of whether we are treated as a CFC. A U.S. shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of  “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a U.S. shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. Failure to comply with CFC reporting obligations may subject a U.S. shareholder to significant monetary penalties. We cannot provide any assurances that we will furnish to any U.S. shareholder information that may be necessary to comply with the reporting and tax paying obligations applicable under the CFC rules of the Code. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in the securities. See “Taxation — Material U.S. Federal Income Tax Considerations for U.S. Holders — U.S. Holders” for a more detailed discussion.

We will incur significant increased costs as a result of operating as a company that is publicly listed on both Nasdaq in the U.S. and TSX Venture in Toronto, Canada, and our management will be required to devote substantial time to new compliance initiatives.

As a U.S. public company listed on Nasdaq, we will incur legal, accounting, and other expenses that we did not previously incur. We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq listing requirements and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” and/or a foreign private issuer. The Exchange Act would require that, as a public company, we file annual, semi-annual and current reports with respect to our business, financial condition and result of operations. However, as a foreign private issuer, we are not required to file quarterly and current reports with respect to our business and results. We currently make annual and semi-annual reporting with respect to our listing on TSX Venture.

Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.

However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Further, being a U.S. listed company and a Canadian public company with shares admitted to trading on the TSX Venture impacts the disclosure of information and requires compliance with two sets of applicable rules. From time to time, this may result in uncertainty regarding compliance matters and result in higher costs necessitated by legal analysis of dual legal regimes, ongoing revisions to disclosure and adherence to heightened governance practices. As a result of the enhanced disclosure requirements of the U.S. securities laws, business and financial information that we report is broadly disseminated and highly visible to investors, which we believe may increase the likelihood of threatened or actual litigation, including by competitors and other third parties, which could, even if unsuccessful, divert financial resources and the attention of our management from our operations.

If we fail to implement and maintain effective internal controls over financial reporting, our ability to produce accurate financial statements on a timely basis could be impaired.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common shares.

For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an “emerging growth company” for up to five years. At the time when we are no longer an emerging growth company, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur remediation costs. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We may be subject to securities litigation, which is expensive and could divert management’s attention.

The market price of the common shares and warrants may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Takeover provisions in the BCBCA may make a takeover difficult.

There are several provisions of the BCBCA, such as the obligation to disclose important shareholdings and merger control, that may apply to us and which may make an unfriendly tender offer, merger, change in management or other change in control, more difficult. These provisions could discourage potential takeover attempts that third parties may consider and thus deprive the shareholders of the opportunity to sell their shares at a premium (which is typically offered in the framework of a takeover bid).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements.  Forward-looking statements give our current expectations or forecasts of future events. You can find many (but not all) of these statements by looking for words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus.  These statements may be found principally under the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and include, among other things, statements relating to:

•	The impact of the COVID-19 pandemic (“COVID-19”) and its impacts on our business;

•	our business strategy and growth plans;

•	our capital expenditures and operations;

•	the anticipated production volume capacities and the Company’s ability to scale and increase production output and the timing thereof;

•	the anticipated timing for opening of locations;

•	the Company’s commitment to corporate responsibility;

•	Odd Burger’s acquisition strategy;

•	expectations regarding the scaling of the Company’s retail network;

•	expectations regarding our ability to use the Canadian locations as a template for the opening of additional locations across North America; and

•	continuing to strategically register trademarks.

These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Actual results may differ materially from those discussed as a result of various factors, including, but not limited to:

•	the impacts of the ongoing COVID-19 pandemic;

•	our potential failure to successfully establish COVID-19 policies, or manage potential disruptions at, our facilities;

•	our need for significant additional funding and our negative cash flow from operations;
•	our history of losses;

•	the loss of members of our management team or other key personnel;

•	the highly competitive nature of the fast food industry;

•	limited or disrupted supply of raw materials including key ingredients;

•	inability to scale production and manage our supply chain;

•	the rapid growth of our business and our ability to meet growth goals;

•	our acquisition strategy and ability to integrate new business;

•	our reliance on third-party logistics providers;

•	food safety and consumer health;

•	our ability to protect our trademarks or other intellectual property rights;

•	our increasing reliance on distributors;

•	the effectiveness of our marketing efforts including digital marketing and social media campaigns;

•	inability to protect our brand value and reputation;

•	failure to successfully expand to new markets;

•	failure to comply with applicable product labelling, marketing and advertising regulations;

•	our inability to develop and market new products and improvement to existing products;

•	failure to acquire or retain customers;

•	our failure to comply with laws and regulations;

•	disruptions affecting our information technology systems;

•	claims made against us, which may result in litigation;

•	the impacts of climate change;

•	insurance-related risks;

•	leasing commercial and retail space;

•	consumer trends;

•	changes in the general economic conditions;

•	union attempts to organize our employees;

•	failure to meet social responsibility metrics or ESG benchmarks;

•	counterparty risk;

•	changes in accounting standards;

•	volatility in the market price for common shares;

•	future equity sales;

•	no cash dividends for the foreseeable future; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors.”

These statements reflect our views with respect to future events as of the date of this prospectus and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. You should read this prospectus and the documents referenced in this prospectus and filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common units (assuming no sale of any pre-funded units) in this offering will be approximately US$                      (or approximately US$                   if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on as the assumed public offering price of US$       per common unit (with an estimated offering price range for the common units between US$       and US$         ).

Proceeds from this offering will be used for working capital and other general corporate business purposes to support our growth as we add franchisees into the system and expand our geographic reach.

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve and change. As a result, our management will have broad discretion over how these proceeds are used. Proceeds held by us will be invested in short-term investments until needed for the uses described above.

Each US$1.00 increase (decrease) in the assumed public offering price of US$      per common unit would increase (decrease) net proceeds to us by approximately US$       million (or US$      million if the underwriter exercises its over-allotment option in full), assuming the number of common units we sell, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. Similarly, each increase (decrease) of 100,000 common units offered by us would increase (decrease) the net proceeds to us by US$         million, assuming the assumed public offering price remains the same and after deducting underwriting discounts and commissions.

MARKET FOR OUR SECURITIES

Prior to this offering, our common shares were listed on the Toronto Stock Exchange Venture under the symbol “ODD” and were quoted on the OTC Markets Group, Inc. OTCQB Marketplace under the symbol “ODDAF.” Trading on the OTCQB Marketplace has been infrequent and limited in volume, therefore, the prices at which such transactions occurred may not necessarily reflect the price that would be paid for our common shares in a more liquid market.

As of             , 2022, there were approximately            record holders of our common shares.

There is no established trading market for the pre-funded warrants. We do not expect a market for such securities to develop. In addition, we do not intend to apply for the listing of the pre-funded warrants on any national securities exchange or other trading market. Without an active trading market, the liquidity of the pre-funded warrants will be limited.

We intend to apply to list our common shares and warrants on Nasdaq under the symbols “ODDB” and “ODDBW,” respectively. However, we cannot assure you that a liquid trading market for our common shares or warrants will develop or be sustained after this offering. You may not be able to sell your securities quickly or at the market price if trading in our securities is not active. See “Underwriting” for more information regarding our arrangements with the underwriters and the factors considered in setting the public offering price.

DIVIDEND POLICY

We have never paid any dividends on our common shares. We currently intend to retain any future earnings to finance the growth and development of our business, and we do not anticipate that we will declare or pay any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, restrictions under any future indebtedness and other factors the board of directors deems relevant.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our actual cash and cash equivalents and capitalization, each as of  June 30, 2022:

•	on an actual basis; and

•	on an as adjusted basis to give further effect to the issuance and sale by us in this offering of our common units (assuming no sale of any pre-funded units) offered by us in this prospectus (excluding the underwriter’s over-allotment option) at the assumed public offering price of US$ per common unit (with an estimated offering price range for the common units between US$ and US$ ), after deducting the estimated underwriting discounts and other offering expenses that we expect to pay.

The as adjusted information below is illustrative only and assumes no sale of any pre-funded units. Our capitalization following the closing of this offering may differ from that shown below based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information together with the sections entitled “Summary Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes, which appear elsewhere in this prospectus.

(in thousands)	Actual (CAD$)	As Adjusted(1) (CAD$)
Cash	$458,252	$
Liabilities:	3,565,010

Equity (deficit)

Common Shares	12,355,101
Contributed Surplus	1,247,342
Deficit	(11,681,119)
Total Shareholders’ Equity (Deficit)	1,921,324
Total Liabilities and Shareholder’s Equity (Deficit)	5,486,334

(1)	U.S. dollars converted into Canadian dollars at US$1.00= CAD$ , the price on , 2022 as set out in

Each US$1.00 increase (decrease) in the assumed public offering price of US$ per common unit, would increase (decrease) the as adjusted amount of cash, total shareholders’ equity and total capitalization by approximately US$      million, assuming the number of common units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of securities we are offering. Each increase (decrease) of 100,000 securities in the number of common units offered by us would increase (decrease) the as adjusted amount of cash and cash equivalents, total shareholders’ equity and total capitalization by approximately US$          million, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The number of common shares to be outstanding after this offering (including common shares underlying warrants) is based on            shares outstanding as of             , 2022, and excludes:

•	common shares issuable upon the exercise of outstanding options to issue common shares, as of , 2022, at a weighted average exercise price of CAD$ per share.

Unless otherwise indicated, the foregoing information assumes: (i) no exercise by the underwriters of their over-allotment option to purchase additional securities to cover over-allotments;; (ii) no exercise of any warrants or pre-funded warrants sold in the offering; (iii) no exercise of warrants issued to the representative of the underwriters; (iv) no exercise of outstanding options to purchase common shares; (v) the exercise of all outstanding exercisable warrants to purchase common shares; and (vi) excludes common shares reserved for future issuance pursuant to our Stock Option Plan.

For additional information regarding our capital structure, see “Description of Share Capital.”

DILUTION

All share-related information presented in this section gives effect to the Reverse Split.

If you invest in the common units in this offering, your interest will be diluted to the extent of the difference between the public offering price per common unit (assuming no value is attributed to the warrants and no pre-funded warrants are sold in the offering) paid by purchasers in the offering and our as adjusted net tangible book value per common shareafter completion of the offering (assuming no value is attributed to the warrants and no pre-funded warrants are sold in the offering). Dilution results from the fact that the public offering price per common unit is substantially in excess of the net tangible book value per common share.

As of September 30, 2022, we had a historical net tangible book value of CAD$          million, corresponding to a net tangible book value of CAD$          per common share or CAD$          per common share. Net tangible book value per common share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the total number of our common shares outstanding as of September 30, 2022.

After giving further effect to the Reverse Split, the sale by us of             common units in the offering, and after deducting the underwriting discounts and commissions and estimated expenses payable by us, our as adjusted net tangible book value as of          , 2022 would have been US$          , representing an as adjusted net tangible book value of US$         per common share (assuming no value is attributed to the warrants and no pre-funded warrants are sold in the offering). This represents an immediate increase in net tangible book value of US$          per common share to existing shareholders and an immediate dilution of US$    per common share to new investors purchasing common units in the offering. Dilution per common share to new investors is determined by subtracting the as adjusted net tangible book value per common unit after the offering from the offering price per common share paid by new investors.

The following table illustrates this dilution to new investors purchasing common shares in the offering.

As of , 2022 (CAD$)
Assumed Public offering price per common unit(1)	$	$
Net tangible book value per common share as of September 30, 2022
Increase in net tangible book value per share attributable to this offering(2)
As adjusted net tangible book value per common share after this offering
Dilution in net tangible book value per common share to new investors participating in the offering

(1)	The assumed offering price may not be the final price of the offering and will be adjusted based on the actual public offering price and other terms of our initial public offering determined at pricing.

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A US$1.00 increase in the assumed initial public offering price of US$       to US$      per common unit (assuming no value is attributed to the warrants and no pre-funded warrants are sold in the offering) would increase our as adjusted net tangible book value as of       , 2022, after this offering by US$      per share, and would increase dilution to new investors by US$         per share. An increase of 100,000 in the number of common units we are offering would increase our as adjusted net tangible book value as of          , 2022, after this offering by US$         per share, and would decrease dilution to new investors by US$         per share, assuming the assumed initial public offering price per common unit remains the same (assuming no value is attributed to the warrants and no pre-funded warrants are sold in the offering).

If the underwriters exercise in full their option to purchase additional common shares, the as adjusted net tangible book value after the offering would be US$             per common share, the increase in the as adjusted net tangible book value to existing shareholders would be US$                  per common share, and the dilution to new investors participating in this offering would be US$                   per common share.

The number of common shares to be outstanding after this offering is based on                         shares outstanding as of            , 2022, and excludes:

•	common shares issuable upon the exercise of outstanding options to issue common shares, as of , 2022, at a weighted average exercise price of CAD$ per share.

The foregoing calculation assumes:

•	no exercise by the underwriters of their over-allotment option to purchase additional securities to cover over-allotments;

•	no exercise of any of the warrants sold in the offering, including any pre-funded warrants in lieu of common common shares;

•	no exercise of the warrants issued to the representative of the underwriters;

•	no exercise of outstanding exercisable options to purchase common shares at a weighted exercise price of CAD$ per share;

•	the exercise of all outstanding exercisable warrants to purchase common shares; and

•	excludes common shares reserved for future issuance pursuant to our Stock Option Plan.

The following table summarizes, on the as adjusted basis described above as of September 30, 2022, the differences between the existing shareholders and the new investors in this offering with respect to the number of shares, including shares represented by shares purchased from us, the total consideration paid to us and the average price per share based on an assumed public offering price of US$       per share before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Issued			Total Consideration			Average Price Per
	Number	Percent		Amount (CAD$)	Percent		Share (CAD$)
Existing shareholders			%
New investors			%	$		%	$
Total			%	$		%	$

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Summary Financial Data” and our financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements and Other Information Not Contained in This Prospectus.” Our actual results may differ materially from those described below. You should read the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Odd Burger Corporation is a food technology company which owns, operates and franchises a chain of vegan fast-food restaurants, and manufactures and distributes a line of proprietary plant-based protein and dairy alternatives under the brand Preposterous Foods. Odd Burger restaurants operate as smart kitchens, which use state-of-the art cooking technology and automation solutions to deliver a delicious food experience to customers craving healthier and more sustainable fast food. With small store footprints optimized for delivery and takeout, advanced cooking technology, competitive pricing, a vertically integrated supply chain along with healthier ingredients, Odd Burger’s mission is to revolutionize the fast-food industry by creating guilt-free fast food.

Management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with the International Financial Reporting Standards. The consolidated financial statements are presented in Canadian Dollars, except when otherwise indicated.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying accounting policies. The areas involving a higher degree of judgment or complexity are areas where assumptions and estimates are significant to the consolidated financial statements.

When preparing the consolidated financial statements, judgments, estimates and assumptions are made that affect the carrying amount of certain assets and liabilities as well as revenues and expenses. These judgments, estimates and assumptions have been reviewed for each year and are reviewed on a regular basis, taking into consideration past experience and other factors deemed relevant under the then prevailing economic conditions. Changes in such conditions might accordingly result in different estimates in our future consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

While our critical accounting estimates and assumptions are described in Note 2to our consolidated financial statements found elsewhere in this prospectus, we believe that the following critical accounting policies and estimates are those most important to the judgments and estimates used in the preparation of our consolidated financial statements.

Results of Operations

Results of Operations for the Year ended September 30, 2021 as Compared to the Year Ended September 30, 2020

Food sales were CAD$1,139,216 for the year ended September 30, 2021 versus CAD$1,040,942 for the same period in the previous year. This 9.4% increase in food sales year over year is directly to the strong fourth quarter 2021 results attributable to the opening of new restaurants as previously discussed.

Franchise revenue of CAD$30,118 was recorded for the year ended September 30, 2021 versus CAD$27,653 in the previous period. The prior year included recognition of CAD$19,662 for initial franchise fees and CAD$7,991 of on-going royalty payments. In the current year CAD$3,390 was recognized as amortization of initial franchise fees and CAD$26,729 was from on-going royalty payments.

Gross margin for the year ended September 30, 2021 was CAD$(89,281) versus CAD$(25,373) for the year ended September 30, 2020. The capitalized overheads for the production facility increased by CAD$109,058 or 22% as the Company began to scale up the facility, but year over year food sales were only up 9.4%. This inefficiency is created by the lag in scaling up the facility to produce higher quantities versus the time it takes for the increased sales to be recognized. Depreciation in cost of goods sold was up by CAD$26,932 as the result of new production equipment and facilities coming on line.

Salaries and wages were CAD$988,642 for the year ended September 30, 2021 versus CAD$50,430 the year ended September 30, 2020. This increase includes the wages of several new hires as the Company went public and began to scale for the expansion strategy. Included in new hires were a VP Marketing, a VP Real Estate, CFO, an operations manager, IT manager and several administrative staff. Also included in wages and salaries in the current year was CAD$103,451 of employee stock option expenses.

Professional fees were CAD$965,801 for the year ended September 30, 2021 versus CAD$29,508 for the year ended September 30, 2020. This cost reflects the accounting and legal costs of preparing for the IPO and advice regarding the creation up of the appropriate governance structures. Also included in this cost are CAD$341,902 of stock option expenses.

Selling, general and administrative expenses for the year ended September 30, 2021 were CAD$872,891 versus CAD$408,908 for the year ended September 30, 2020. The majority of this increase related to greater advertising expenditures as the Company worked on its branding strategy and market presence.

Interest expense for the year ended September 30, 2021 was CAD$99,770 versus CAD$74,524 for the year ended September 30, 2020. The increase in interest expense is a direct result of recognizing lease liabilities on the Vaughan and London Ontario sites and the related interest accretion.

The year ended September 30, 2021 included the reverse take-over by Globally Local of Black Lion Capital Corporation, in order to attain a TSXV listing and the subsequent completion of the Company’s Qualifying Transaction and concurrent private placement of 10,500,000 subscription receipts for proceeds of CAD$4,200,000. The Black Lion amalgamation with Globally Local was accounted for in accordance with IFRS2, share based payments, and the excess of the purchase price over the fair value of net assets assumed was considered an expense of acquiring a public listing. In total the listing expense was CAD$2,528,924 and accounts for most of the drag on 2021 earnings. The listing expense comprised of CAD$3,097,734 of total consideration, including shares and options issued to Black Lion shareholders valued at CAD$1,864,527 and CAD$108,207 respectively and shares issued to the agent valued at CAD$1,125,000.

Results of Operations for the Nine Months Ended June 30, 2022 as Compared to the Nine Months ended June 30, 2021

Revenue for the nine months ended June 30,2022 was up CAD$1,331,660 or 175% over the previous year. This is in direct proportion to the addition of net 4 stores (5 new, and one closed in third quarter 2021). Revenue of CAD$787,585 for the three months ended June 30, 2022, was 205% higher than the same quarter last year. When compared to the previous year, there were 46 full months of corporate restaurant sales contributed from 6 restaurants versus 17 months of corporate restaurant sales contributed from 3 restaurants in 2021. Sales were 23% higher than the quarter ending March 31, 2022. The corporate location in Whitby, ON accounted for 9% of the quarter over quarter sales increase. Seasonality, due to better weather in the summer months, accounts for most of the remaining increase. In addition, Covid-19 restrictions in the months of January and February contributed to a challenging period for the restaurant industry and put downward pressure on volumes during this time.

Gross margin for the nine months ended June 30,2002 increased CAD$372,383 over the corresponding period in the previous year. This improvement is a result of the expansion of the revenue base and increased efficiencies at Preposterous Foods. Gross margin for the quarter was CAD$277,904 versus CAD$(17,996) for the third quarter 2021. Margin improvements have been largely attributable to restaurant expansion and more efficient production of our Odd Burger proprietary foods by Preposterous Foods Inc.

Salaries and wages were CAD$1,582,065 for the nine months ended June 30, 2022, versus CAD$481,035 for the same period in the previous year. The salaries in first nine months of 2022 include stock option expense of CAD$521,896, versus CAD$129,984 in the first nine months of 2021. Stock option expense is a non-cash item and started in the third quarter of 2021, when the Company created a stock option plan. The year over year increase in salaries and wages were the result of expansion of administrative staffing to manage the restaurants and the increase of professional staff to manage the scaling up of the Company. Salaries and wages were CAD$555,151 for the current quarter versus CAD$460,693 for previous quarter and CAD$391,835 in the third quarter of the fiscal year 2021. Stock option expense included in salaries for the quarter were CAD$128,310 versus CAD$198,099 for the second quarter and CAD$129,984 for the third quarter last year.

Professional fees were CAD$479,463 for the nine months ended June 30,2022, compared to CAD$712,475 for the same period last year. The third quarter of 2021 has higher than usual professional fees as result of the reverse takeover transaction. Professional fees were CAD$147,188 for the three months ended June 30, 2022, versus CAD$110,401 for the previous quarter and CAD$422,954 for the comparable quarter last fiscal year. The current quarter included CAD$6,506 of stock option compensation versus CAD$11,496 of stock option compensation in the previous quarter and CAD$52,955 in the same quarter in 2021. The increase in professional fees versus the second quarter of 2022, net of the stock option compensation, was due to the increase in legal fees related to franchising agreements. The professional fees in third quarter 2021 reflect the Company costs of the reverse takeover transaction.

Selling, general and administrative expenses for the nine months ended June 30, 2022, were CAD$1,160,142, an increase of CAD$578,671 over the same period last year. This increase is a result of an increase of CAD$128,800 for investor relations, a CAD$70,164 increase on the cost of insurance, and an increase in costs related to operating more restaurants. Selling, general and administrative expenses for the third quarter 2022 were CAD$401,570 versus CAD$362,047 for the second quarter 2022 and CAD$279,272 for third quarter 2021. The increase of CAD$39,523 over the previous quarter was driven by an increase in investor and public relations expense.

Interest expense for the nine months ended June 30 ,2022 was CAD$174,846, an increase of CAD$112,365 over the previous year. This increase relates to the leasing of more restaurant locations and the fmancing of kitchen equipment packages. Interest expense for the three months ended June 30, 2022 was CAD$67,459 versus CAD$54,088 for the three months ended March 31,2022, and CAD$36,060 for the three months ended June 30, 2021. The increase over the previous quarter this year reflects the addition of the Whitby, ON location. The increase in interest expense over the previous year is result of leasing more right-of use assets and the increase usage of equipment leases as the Company fmances new store openings.

Other income for the nine months ended June 30, 2022 was CAD$18,892 versus an income of CAD$317,985 in the previous year. In the the nine months ended June 30 ,2022, CAD$14,177 of other income was related to the Canada Emergency Wage Subsidy (2021 - CAD$285,845). In the previous period, there was a gain of CAD$62,818 on the disposition of the lease of the Dundas Street location, which was sold March 31, 2021. Other expenses for the the nine months ended June 30 ,2022include a provision for CAD$45,481 related to the anticipated loss on the disposal of assets held for sale.

Critical Accounting Judgements and Estimates

The preparation of the consolidated financial statements requires management to make various judgments, estimates and assumptions in applying the Company’s accounting policies that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. These judgements and estimates are based on management’s historical experience, knowledge of current events and conditions and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Management has applied significant estimates and assumptions related to the following:

Accounts receivable

Management reviews amounts receivable at each consolidated statement of financial position date to determine whether the amounts due to the Company are recoverable. Management determines the recoverability of its amounts receivable balances by reviewing the aging of outstanding balances, payment history and the creditworthiness of its franchisees. The process of determining recoverability requires management to make estimates regarding expected future recovery of cash balances based on these inputs.

Estimated useful lives and amortization of property, plant and equipment

Amortization of property, plant and equipment is dependent upon estimates of useful lives based on management’s judgment.

Inventories

Inventories are valued at the lower of cost and net realizable value. There is judgement in determining the net realizable value. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Leases

In classifying a lease as either finance or operating, management has to make certain assumptions in estimating the present value of future lease payments and the estimated useful lives of the related assets. These assumptions include the allocation of value between land and building, and discount rates.

In determining the carrying amount of the right-of-use asset or lease receivable and corresponding lease liabilities, assumptions include the non-cancellable term of the lease plus periods covered by an option to renew the leases and incremental borrowing rate. Renewal options are only included in the lease term if management is reasonably certain to renew. The Company is also required to estimate the incremental borrowing rate specific to each portfolio of leased assets with similar characteristics if the interest rate in the lease is not readily determined. The incremental borrowing rate reflects the interest rate the Company would have to pay to borrow the funds necessary to obtain a similar asset at a similar term, with a similar security, in a similar economic environment.

Management determines the incremental borrowing rate using the Government of Canada bond yield with an adjustment that reflects the Company’s credit rating, security adjustment plus a risk premium over leases with similar terms.

Judgement is required in determining the commencement date of leases under IFRS 16. Management determines the commencement date of its right-of-use assets as the date in which the Company has possession of the leased assets.

Income and other taxes

The calculation of current and deferred income taxes requires management to make certain judgements regarding the tax rules in jurisdictions where the Company performs activities. Application of judgements is required regarding classification of transactions and in assessing probable outcomes of claimed deductions including expectations of future operating results, the timing and reversal of temporary differences, the likelihood of utilizing deferred tax assets and possible audits of income tax and other tax filings by the tax authorities.

Provisions and contingencies

Management reviews provisions at each consolidated statement of financial position date utilizing judgements to determine the probability that an outflow of economic benefit will result from the legal or constructive obligation and an estimate of the associated obligation. Due to the judgmental nature of these items, future settlements may differ from amounts recognized.

Simple agreement for Future Equity (“SAFE”)

The Company previously entered into SAFE arrangements as described in Note 15. The fair value of SAFE arrangements was estimated at the date of the consolidated statement of financial position as the value of a similar derivative liability. Assumptions are made and judgements are used in applying valuation techniques. Such judgement is inherently uncertain. Changes in the valuation assumptions could materially affect the fair value estimate of the SAFE arrangements.

Share based payments

The Company uses the Black-Scholes option pricing model to determine the fair value of options in order to calculate stock-based compensation expense. The Black-Scholes model involves six key inputs to determine fair value of an option: risk-free interest rate, exercise price, market price at the date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control.

The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of stock-based compensation expense. Refer to Note 17 for further details.

Going concern

Assessing the Company’s ability to continue as a going concern required management to estimate future cash flows and other future events, the outcome of which is uncertain.

The significant accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

Emerging Growth Company and Foreign Private Issuer Status

Emerging Growth Company Status

As a company with an annual revenue under CAD$     (US$1.235 billion), we qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	the ability to present only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced disclosure in management’s discussion and analysis of financial condition and results of operations in this prospectus;

•	exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, in the assessment of our internal controls over financial reporting; and

•	to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of these exemptions for up to five years or until such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest to occur of  (i) the last day of the fiscal year in which we have more than US$1.235 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer” with at least US$700 million of equity securities held by non-affiliates; (iii) the issuance, in any three-year period by our company of more than US$1.0 billion in non-convertible debt securities held by non-affiliates; and (iv) the last day of the fiscal year ending after the fifth anniversary of this public offering of our common shares. In this prospectus, we have presented only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure, and intend to take advantage of the exemption from the auditor attestation on the effectiveness of our internal control over financial reporting. Accordingly, the information that we provide shareholders may be different than you might obtain from other public companies.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to avail ourselves of this extended transition period and, as a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. Section 107 of the JOBS Act provides that we can elect to opt out of the extended transition period at any time, which election is irrevocable. We have elected not to opt out of such extended transition period which means that when an accounting standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, will adopt the new or revised accounting standard at the time private companies adopt the new or revised standard.

Foreign Private Issuer Status

Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•	Regulation FD, which regulates selective disclosures of material information by issuers.

BUSINESS

Overview

Odd Burger Corporation is a chain of company-owned and franchised vegan fast-food restaurants as well as a food technology company that manufactures and distributes a line of plant-based protein and dairy alternatives under the brand Preposterous Foods to foodservice channels. Odd Burger restaurants operate as smart kitchens, which use state-of-the art cooking technology and automation solutions to deliver a delicious food experience to customers craving healthier and more sustainable fast food. With small store footprints optimized for delivery and takeout, advanced cooking technology, competitive pricing, a vertically integrated supply chain along with healthier ingredients, Odd Burger is revolutionizing the fast-food industry by creating guilt-free fast food.

History

As of 2018, James and Vasiliki McInnes spent years developing a vegan fast food menu through two corporate-owned restaurant locations which at the time were branded as Globally Local. One location opened in late 2016 in downtown London, Ontario while the second was a 24 hour drive thru that opened in June 2017. The chain was popular and one of the first vegan fast food concepts in the world at the time. Although James and Vasiliki had success in the restaurant industry, their goal was to scale the business by franchising the concept and creating a food technology division that would centralize food production, allow for the continuous research and development of products and ultimately produce unique, proprietary plant-based food on a large scale.

In 2019, Odd Burger launched its smart kitchen technology package at all locations and removed all antiquated equipment from its restaurants. Smart Kitchens use automation technology within the cooking equipment to standardizes cooking time, temperature and preparation methods. Smart kitchens were able to drastically improve food quality, while reducing the need for higher skilled kitchen staff. Preposterous Foods also modified some of its products so that they would cook properly in the new equipment. These two factors combined allowed for the creation of a truly consistent food experience at restaurant locations while still delivering quick service and low cost.

Once cooking equipment was upgraded, a new restaurant design was created that focused on takeout and delivery business. This new store concept included self-checkout kiosks and eliminated the use of cash and significantly reduced the restaurant footprint to around 1000 square feet. The new store design lowered rental rates for new locations and reduced labour costs as restaurants were now able to run with as little as one person.

In March 2020, all operations and construction projects were temporarily closed for approximately 2 months due to the COVID-19 pandemic. During this time, the restaurants secured Personal Protective Equipment and developed policies that would comply with Public Health recommendations. The business re-opened with success in May and greatly benefited from its previous focus on delivery and takeout sales channels as well as the previously implemented Smart Kitchen design that increased safety for staff due to less personnel needed on site. Despite the ongoing pandemic, Odd Burger’s first franchise location opened in Windsor, ON in August 2020.

Significant Financing Transactions

In 2018, Odd Burger received its first major investment from, BoxOne Ventures (not an arm’s length transaction), of CAD$500,000 to facilitate the launch of their food technology and manufacturing division, Preposterous Foods. In addition the Business Development Bank of Canada approved two term loans, together totaling CAD$250,000 to finance equipment purchases and leasehold improvements that would be needed by Preposterous Foods at its newly opened facility at 505 Consortium Court in London, ON. This facility centralized food production for the two restaurant locations, and after numerous expansions and equipment upgrades, this facility still supplies all restaurant locations with their food today.

In mid-2019, Odd Burger raised CAD$400,000 in capital from friends and family, to launch its first location in Toronto. This location was the first restaurant that fully implemented the new Smart Kitchen, as well as the new compact store design. The location opened with success with an estimated 1000 people attending the grand opening day alone. This established Odd Burger as a legitimate brand in a major Canadian city. By late 2019, Odd Burger commenced its franchise operations and signed its first franchise agreement for a location in Windsor, Ontario. Shortly thereafter, an additional CAD$449,982 in capital was raised through a second financing round with strategic investors.

In November 2020 a letter of intent was signed between Black Lion Capital Corp. and Odd Burger for a proposed qualifying transaction on the TSX Venture Exchange. The purpose of the transaction was to raise at least CAD$3,200,000 for the resulting issuer. In addition, the company commenced signing leases for additional corporate locations to increase brand awareness and test the restaurant concept in multiple cities. The initial corporate-owned restaurant growth strategy was done in order to accelerate franchise sales, by giving confidence to prospective franchisees that the Odd Burger model was viable in different markets and that there was demand for its concept. In December 2020, a private placement in the amount of CAD$350,000 was completed at a price of CAD$0.40 per share.

In April, 2021, Black Lion and Globally Local (the company’s name previous to its rebrand as Odd Burger Corporation) completed the Transaction. Pursuant to the Transaction, the Company: (a) consolidated its common shares on the basis of 1 post-consolidation common share for every 2.5 pre-consolidation common share; (b) acquired all of the securities of Globally Local in exchange for securities of the Company pursuant to the terms of the Amalgamation Agreement; (c) effected an amalgamation between 2801318 Ontario Ltd, a wholly owned subsidiary of Black Lion (“Subco”) and Globally Local, with Globally Local being the surviving entity, on the terms and conditions set forth in the Amalgamation Agreement, whereby the holders of the securities of Globally Local received securities of the Company on a one-for-one basis; (d) reorganized the management and the board of directors of the Company; and (e) approved and registered a name change of the Company from Black Lion Capital Corp. to “Globally Local Technologies Inc.”

Globally Local also completed the previously announced Offering of CAD$4,200,000 of aggregate gross proceeds of subscription receipts. The subscription receipts were offered at an issuance price of CAD$0.40 per subscription receipt and each subscription receipt automatically entitled the holder thereof, without payment of any additional consideration and without any further action on the part of the holder, to acquire one Globally Local share upon the satisfaction of certain escrow release conditions, all in accordance with the terms and conditions of a subscription receipt agreement dated April 13, 2021 between Globally Local, what was formerly Black Lion Capital Corp., the Agent and AST Trust Company (Canada) (the “Subscription Indenture”). All of the subscription receipts have now been converted and exchanged for Company Shares. The Private Placement was led by Canaccord Genuity Corp. In connection with the Offering, the Agent (and sub-agents) were paid a cash commission of CAD$336,000, a corporate finance fee of CAD$50,000 and received 840,000 Agents’ Compensation Options to acquire 840,000 common shares at a price of CAD$0.40 per share for a period of two years.

Additional Significate Developments

Effective April 1, 2021, Odd Burger entered into an agreement with Sysco Southwestern Ontario, a division of Sysco for the distribution by Sysco to the foodservice industry throughout Canada of Odd Burger’s proprietary plant-based protein and dairy alternatives products and sauces.

In June 2021, the Company announced a rebranding of its restaurant chain to the name Odd Burger, and Ted Sehl joined the Company on a full-time basis. The Company’s ticker was changed in July 2021 to ODD on the TSXV, and the Company  initiated listing it’s shares on the OTCQB exchange in October 2021 under the ticker ODDAF.

Between June 2021 and November 2021, Odd Burger opened 4 additional corporate locations in Ontario including Vaughan, London, Waterloo and Hamilton with success. The company also signed franchise agreements in Calgary, Ottawa and Victoria during this same period.

In March 2022, Odd Burger signed an area representative agreement with Sai-Ganesh Enterprises (“SGE”) to develop 36 locations in Alberta and British Columbia over 7 years. In this agreement, SGE will be responsible for finding franchisees, assisting with securing a location, constructing the locations, setting up the restaurants and providing ongoing operational support and brand compliance management. In exchange for developing its territory, SGE would get a split of franchise fees, development fees and ongoing royalties for the area.

In April and May 2022, Odd Burger opened a new corporate location in Whitby, ON with success bringing the total number of stores operational to 7. In the same period, Odd Burger also signed a franchise agreement for a location in Vancouver, BC.

In June 2022, Odd Burger signed an area representative agreement with Starke Corporation to develop 40 locations in Ontario over 8 years. Terms for the agreement were similar to the agreement signed with SGE. In addition, a franchise agreement was signed for a location in Edmonton, AB bringing the total number of franchises sold and under development (but not yet operational) to 5. Odd Burger also closed a private placement, raising gross proceeds of CAD$929,000 during the period of October 1, 2021 to June 30, 2022, at a price of CAD$0.40. Founders James McInnes and Vasiliki McInnes participated in the placement by purchasing a total of 1,500,000 shares at a price of CAD$0.40.

In July 2022, Odd Burger secured land for new 50,000 sq. ft. food manufacturing facility, to be operated by Preposterous Foods in London, ON. The 5.5-acre parcel of land was purchased from the City of London Ontario. The company expects to have facility built and operational 1-2 years after permit approval.

In August 2022, Odd Burger signed 4 new franchise agreements for locations in Brampton ON, Regina SK, Surrey BC and Oakville ON bringing the total number of franchises sold and under development (but not yet operational) to 9. The company also launched its mobile app that includes a customer loyalty program. The app had nearly 1000 downloads in the first 48 hours after launch.

In October 2022, Odd Burger launched its U.S. franchising operations by forming a Delaware corporation that will serve as the franchisor of, and that will operate, Odd Burger’s U.S. franchise division. The company also announced that it had completed its US franchise disclosure document and franchise agreement and will be able to sell franchises in 25 U.S. states. Additionally, Odd Burger signed a franchise agreement in Nanaimo BC, bringing the total number of franchises sold and under development (but not yet operational) to 10.

In December 2022, Odd Burger signed a non-binding letter of intent with Franchise Investment AG to develop up to 25 new locations in Florida in the United States and an additional 25 locations in Germany, Switzerland and Austria, both over 8 years. The letter of intent is subject to certain conditions, including the execution of a definitive franchise agreement and compliance with applicable franchise registrations and disclosures.

Significant Acquisitions and Dispositions

Odd Burger has not conducted any significant acquisitions or dispositions as defined by National Instrument 51-102 - Continuous Disclosure Obligations. The Transaction was a reverse takeover and Globally Local was the acquiror.

Products and Services

Manufactured Food Products

Preposterous Foods is our food manufacturing division that creates our proprietary plant-based food. Preposterous Foods currently manufactures 20 different plant-based proteins and dairy alternatives. The food product line is completely nut free and has certain items that are gluten free and/or soy free. The current product line is designed for the food service industry and is packaged and priced in a way that fits into that business model.

Plant-based proteins

•	Chickpea Burger Patties – The first plant-based protein that we developed. This patty is made primarily with chickpeas, flax, onions and has a classic fast food flavour and satisfying texture. A gluten/soy free version is currently being developed that will replace the classic version.

•	Smash Burger Patties – A beefy thin patty designed to mimic a traditional burger pressed on a grill. This patty is made with only 6 ingredients mainly soy protein, wheat protein and flax. It’s juicy and meaty texture are a great alternative to the chickpea patty.

•	Bacun Strips – Made from house made seitan, sliced thin and cooks in under a minute. Smokey and savoury flavours are infused into this protein and it crisps up just like bacon.

•	BacUn Bits – Made from seitan crumble, marinated and ready to eat. These crumbles have the same great flavour as our bacun strips, but come fully cooked and ready to use as a topping for salad, wraps or fries without the need to heat.

•	Breakfast Sausage Patties – Our plant-based version of the traditional sausage patty. These patties are primarily made from wheat, chickpeas, oats and a proprietary blend of seasonings.

•	Gyro ‘Meat’ – Traditional Greek street meat, made plant-based. This plant-meat is made from a house made seitan roast and is then thinly sliced.

•	Pulled Jack – Plant-based pulled pork made with jackfruit. This stringy-textured fruit is seasoned with a special spice mix and smokey BBQ sauce.

•	Crispy ChickUN Fillets – Specially formed chickUn fillets, breaded, flash frozen and ready to go into a deep fryer. One of our signature proteins made from 3 primary ingredients: oats, chickpeas and wheat.

•	Grilled ChickUN Strips – Specially seasoned chickUn fillet, thinly sliced, ready to heat and serve within minutes. This protein base is made from 3 primary ingredients: oats, chickpeas and wheat.

•	Wingalings – Specially formed chickun pieces, breaded and flash fried. Wingalings are shaped like nuggets and have a special crinkle batter that’s designed to be re-fried and then tossed in a sauce for maximum flavour.

•	ChickUN PreTenders – Specially formed chickun pieces, breaded and flash fried. Each pretender is a unique shape and size and coated in a special crinkle batter, giving the product a premium quality. Pretenders are re-fried and served with a dipping sauce.

•	Beefy Ground – This meaty protein crumble is seitan based and comes fully cooked and ready to have any seasoning added to it. The ground holds up incredibly well under hot holding conditions for hours, resisting any product degradation. This versatile product can be used in countless ways including taco meat, in a pasta sauce or in a casserole.

Plant-based dairy alternatives

•	Mayo – Made from an organic soy milk base, our mayo is thick, rich and delicious.

•	Ranch Sauce – Crafted from an organic soy milk base, with a delicious blend of seasonings and lemon.

•	Famous Sauce – A truly unique sauce that mimics specialty sauces found at other major fast food chains. Sweet and savoury with a blend of relish, mustard and other seasonings.

•	Cheeze Sauce – Plant-based cheeze sauce made primarily from carrots, onion, potato, turmeric, nutritional yeast and our own soy-based cream cheeze. This sauce is super creamy and indulgent, yet still has health benefits over traditional cheese sauces.

•	Tzatziki Dressing – A Greek delight, made with fresh cucumber, dill and garlic and on organic soy milk base. This sauce is ultra rich, yet has a lightness from the fresh ingredients - a delicious and unique plant-based product.

•	Sour Cream – This sauce is a delight, with some tang and umami flavours added in. Goes perfectly with loaded fries or tacos.

•	Caesar Dressing – This dressing has lots of garlic and capers creating an incredible plant-based Caesar dressing that is indulgent, yet free of cholesterol.

•	Honey Mustard Sauce – Modeled after the classic fast food chicken dipping sauce, this sauce is sweet and tangy and an incredible pairing with anything crispy.

Quick Service Restaurant Services

Our restaurant division is called Odd Burger and its mission is to radically change the fast food industry by providing better quality foods that use healthier, more sustainable plant-based ingredients while still delivering an indulgent fast food experience. Most of the products developed at Preposterous Foods found their beginning at our restaurant chain. Preposterous Foods then continued the development of these early prototypes and implemented processes and technology to scale the manufacturing of food products needed by Odd Burger. The restaurants provided an incredible testing platform, which allowed us to create many iterations of our products, ultimately creating food that is loved and craved by a wide spectrum of consumers. The full Odd Burger menu is shown below and is comprised of over 40 items.

Odd Burger Fast Food Menu

•	Breakfast

o	Breakfast Sandwich – Choose from bacun, ham or sausage with non-GMO tofu ‘egg’ and plant-based cheese on an English muffin.

o	Maple Crunch – Choose from bacun, ham or sausage with non-GMO tofu ‘egg’ and plant-based cheese topped with a hash brown and maple syrup on an English muffin.

o	BLT – House made Seitan bacun topped with lettuce, tomato and mayo on an English muffin.

o	Venedict – Ham, Venedict sauce and tofu ‘egg’ all stacked onto a toasted English Muffin.

o	Facunator – The ultimate protein-packed breakfast sandwich. Bacun, Sausage, tofu ‘egg’ and dairy-free cheese served on an English Muffin.

o	Southwest Scramble – Scrambled ‘egg’ with lettuce, tomato and green onion in a plain or whole wheat tortilla wrap.

o	Chia French Toast – Thick cut Texas toast, battered with cinnamon and chia seeds, served with syrup.

•	Burgers

o	Famous Burger – This infamous burger has two chickpea or smash patties topped with our famous sauce, onion, iceberg lettuce, dairy-free American style cheese and pickles, served on a toasted triple bun.

o	Vopper - This perfectly balanced burger comes with a chickpea patty or smash patty, topped with dairy-free American style cheddar cheese, smokey bacUn, pickles, onion, tomato, green leaf lettuce, ketchup and mayo.

o	Bacun Famous Melt – Choose between the chickpea patty or smash patty. We then add our famous sauce, shredded iceberg lettuce, a grilled patty and topped with a slice of dairy-free mozzarella cheese, two strips of bacUn and caramelized onions on top.

o	Double Smash – Two smash patties stacked, served on a golden bun with mayo, lettuce, ketchup, mustard, pickle and a sprinkle of red onion.

o	Pulled Jack - Our jack is marinated in smokey BBQ sauce & spices, grilled then placed on a toasted sesame seed bun and topped with shredded lettuce and mayo.

o	Kids Burger - Grilled house-made chickpea patty or smash patty topped with ketchup, mustard, pickles and onion served on a toasted soft plain bun.

•	ChickUN

o	Crispy ChickUn Burger - Our signature chickUn made from scratch, seasoned and battered, then fried for an extra crispy texture. Served on a toasted sesame bun, and topped with fresh green leaf lettuce, two slices of tomato and our house-made ‘mayo’.

o	ChickUn Cordon Bleu - A classic French meal, made plant-based. We take our crispy chickUn burger and top it with dairy-free cheese, ‘ham’, iceberg lettuce and our creamy ‘mayo’.

o	Buffalo ChickUn – Time to get spicy! Our classic crispy chickUn fillet, tossed in hot buffalo sauce and topped with shredded lettuce and rich tangy mayo on a toasted sesame bun.

o	Sticky ChickUn – Sweet and Tangy deliciousness! This burger starts with our crispy chickUn fillet and is then tossed in Korean sesame sauce, topped with vegan mayo, crispy lettuce and fresh pickles

o	Wingalings – A fan favorite! Seasoned house made “wings,” fried to perfection and tossed with spicy buffalo, bbq or korean sesame sauce served with a side of ranch.

o	ChickUn Pretenders – You won’t have to pretender to love our pretenders. These delicious morsels are battered in a special crinkle crust, served with plum sauce or house made ‘honey’ mustard sauce.

•	Salads & Wraps

o	ChickUn Souvlaki - This classic Greek wrap is made with our grilled and seasoned chickUn, topped with creamy tzatziki sauce, diced tomatoes, red onion and seasoning salt.

o	Gyro - This classic Greek wrap is made with grilled and seasoned gyro meat, topped with creamy tzatziki sauce, diced tomatoes, red onion and seasoning salt.

o	ChickUn Caesar Wrap - This wrap is perfect for a light meal. We take a plain or whole wheat wrap and add fresh green leaf lettuce, our creamy house-made Caesar sauce, bacUn bits and choice of hot or cold grilled chickUN.

o	Caesar Salad - Crispy green leaf lettuce tossed with creamy garlic Caesar dressing, croutons and bacUn bits.

o	Taco Salad - This fresh salad starts with crispy iceberg lettuce and is topped with our fresh sour ’cream’. We then add vegan taco meat, diced tomatoes, green onions and cheddar style shreds.

o	Tacos - Hard or soft shelled tacos filled with house-made vegan taco meat, lettuce, tomato, sour ’cream’ topped with dairy free cheddar cheese shreds.

•	Sides

o	Fries - Delicious thickly cut fries with a fluffy inside and crispy battered coating on the outside. Just a hint of cracked black pepper, garlic and sea salt for a perfect bite every time.

o	Onion Rings – Our onion rings start with sweet red onions and then are coated with a distinctive peppery batter.

o	Hash browns - Enjoy our potato and onion hash browns fried to crispy perfection.

o	Fries Supreme - This is our take on a classic fast food side item. Our crispy thick cut fries are smothered in creamy cheeze sauce, topped with taco meat, sour ‘cream’, diced tomatoes and green onions.

o	Famous Style Fries - We have created an unreal savoury food experience with our amazing fries by adding creamy cheeze sauce, caramelized onions, smokey bacUn bits topped with our delicious famous sauce.

o	Greek Fries - We take our crispy thick cut fries and smother them in creamy cheeze sauce, gyro ’meat’, tzatziki sauce, diced tomatoes, diced red onion and sprinkled with seasoning salt.

o	Classic Poutine – Classic French Canadian dish served with thick rick brown beefy gravy and cheezy dairy free mozzarella bits over crispy thick cut fries. Upgrade to the deluxe version by adding on pulled jackfruit or bacun chicken ranch for extra indulgence.

o	Mac & Cheeze – Gluten free brown rice noodles smothered in house made cheeze sauce. Add bacUn bits or make it a supreme with house made taco meat, sour cream, tomatoes and green onions.

•	Desserts & Shakes

o	Shakes – Thick and delicious, crafted with house made coconut milk soft serve ice cream and organic soy milk. Choose from 4 spectacular flavours: strawberry, chocolate, vanilla and orange.

o	Oat-based Soft Serve – Delicious creamy soft serve made from an oats. Get it in a cup or cone.

o	Fudge Brownie Sundae - Our plant-based sundae using our oat-based soft serve ice cream, layered with our fudge brownie crumble and topped with our delicious fudge sauce.

o	Strawberry Shortcake Sundae - Our plant-based sundae using our oat-based soft serve ice cream, layered with our vanilla cake crumble and topped with our sweet strawberry sauce.

o	Baked goods – Various cookies, squares and desserts, pre-packaged and made in a certified gluten or nut free facility.

•	Beverages

o	Fountain Pop – Choose from Coke, Diet Coke, Fanta Orange, Root Beer, Ginger Ale, Ice Tea.

o	Juice – Choose from Minute Maid orange juice or apple juice.

o	Coffee – Espresso-based coffee turned into lates, cappuccinos and various other delicious drinks.

o	Tea – Choose from Chai, English Breakfast or Green Tea.

Industry

Odd Burger is part of a relatively new and early stage industry called the plant-based (or vegan) fast food market. This industry is comprised of the intersection of the plant-based food market which is a rapidly growing, technology driven field and the fast food market which is a very large, well established industry that is seeing yearly growth.

Traditional, mainstream fast food restaurants have started to adopt more plant-based options in an attempt to service the growing needs of consumers, however there has yet to be a dominant brand that has captured any significant share of the plant-based fast food market. Large, mainstream chains are often limited in how many plant-based products they can offer as they must also maintain their animal-derived menu items. Furthermore, most major chains struggle with cross contamination issues when preparing plant-based menu items, which is typically not well received by consumers that are looking to avoid animal products.

The fast food market is also serviced by smaller, locally owned, single store restaurant concepts that provide comfort food designed to mimic the fast food experience. Smaller concepts typically struggle with offering competitive pricing and often don’t have the systems in place to allow them to scale to multiple locations or offer franchising opportunities.

Both large and small restaurant chains typically source their plant-based menu ingredients from consumer-focused plant-based brands such as Beyond Meat, Eat Just or Impossible Foods. Utilizing external plant-based ingredients lowers the barrier of entry into the plant-based industry, but also reduces the ability of a restaurant to create a truly unique menu. Some restaurant chains partner with food manufactures to create custom plant-based products and formulations, however it’s often challenging to control intellectual property around these formulations and counterparty risk can be challenging to mitigate. In either case, restaurants are purchasing huge amounts of food from external vendors, instead of utilizing a vertically integrated supply chain, which eliminates a huge potential revenue source for franchisors.

Consumer Overview

The vegan food market share is forecasted to reach approximately US$24.3 billion by 2026 and will grow at an estimated compound annual growth rate of 9.1% from 2019-2026 (Research & Markets, April 2020).

In comparison, total U.S. retail food dollar sales grew by only 4% over that same timeline. This shift is driven primarily from the health benefits of eating plant-based foods, ethical considerations around animal use, and reduced environmental impact from responsible food choices. Consumer awareness of these benefits will be an ongoing catalyst for the massive shift in demand towards plant-based foods.

Health Motivated Consumers

Consumers are turning to plant-based products in large part because of the documented health benefits of doing so. For instance, consumption of plant-based protein offers protective effects against chronic degenerative conditions, such as cardiovascular disease. Further, a 2016 study from PLOS Medicine found a plant-based diet of high-quality plant foods reduced the risk of developing Type 2 diabetes by 34 percent. Perhaps most persuasive in encouraging consumers to adopt a plant-based diet, it is that it has been shown that whole-food plant-based diets can be effective in helping individuals lose weight. A 2017 study in Nutrition & Diabetes saw that overweight adults who participated in their study saw an average weight loss of 9.25 pounds when adopting a whole-food plant-based diet for one year.

These are just a few examples of the beneficial health outcomes of adopting a plant-based diet, and positive outcomes can be seen across the spectrum when it comes to improving individuals’ health and well-being.

Environmental Motivated Consumers

The concerns around environmental impacts of consuming animal products are well documented. The United Nations Environment Programme’s (UNEP) International Panel of Sustainable Resource Management stated in 2010: “Impacts from agriculture are expected to increase substantially due to population growth and increasing consumption of animal products. Unlike fossil fuels, it is difficult to look for alternatives: people have to eat. A substantial reduction of impacts would only be possible with a substantial worldwide diet change, away from animal products.”  While the World Resource Institute went a step further in 2019, claiming that the global population will increase to roughly 10 billion by 2050, and meat demand will rise by roughly 88%. They noted that this is an unsustainable number and we are headed for ecological catastrophe unless Americans and Europeans substantially reduce their meat consumption.

Animal Welfare Motivated Consumers

Undoubtedly, animals suffer the most from our reliance upon animal products and factory farming techniques that have cruel and unseen consequences. Animals have their teeth clipped, tails docked, and their beaks trimmed so that factory farming companies can pack animals more tightly together without incident. Cows are routinely impregnated (typically annually) so that they can produce milk continuously, while the calf is immediately taken from its mother at birth, both having documented detrimental effects on the well-being of these animals.  Broiler chickens are genetically selected and bred to produce more meat, yet their organs fail and their limbs give out due to the weight of their bodies. The inhumane treatment of farm animals can be addressed by reducing our reliance on animal products and turning instead to plant-based food.

Plant-Based Demand and our Industry

Odd Burger Corporation operates in two primary markets: the plant-based food manufacturing market, where we operate our Preposterous Foods division, and the fast food market, where we operate our Odd Burger Restaurants division.

The plant-based food manufacturing market is a relatively new and rapidly growing industry that was founded on the success of companies such as Lightlife, Gardein, Daiya, Yves, Beyond Meat, Impossible Foods and a number of other smaller brands that have had success in the market. We see an opportunity to provide a unique offering in this space. Many food technology companies use highly processed and engineered ingredients to create plant-based foods that mimic the taste and texture of animal protein. However, these highly processed plant-based foods have come under scrutiny recently because consumers want more natural products with wholesome ingredients, while still delivering an incredible taste. We believe that the future in plant-based food is creating products with this balanced approach, because ultimately consumers want to feel good about what they eat.

When it comes to our fast food vision, it is no secret that the fast food market is already well established. The global fast food market generated US$647.7 billion in 2019, and is estimated to reach US$931.7 billion by 2027, with a compound annual growth rate of 4.6% from 2020 to 2027 (Research & Markets, April 2020).  This segment is consistently growing and dominated by international brands such as McDonalds, Burger King, Wendy’s and Arby’s (to name a few). However, the plant-based fast food industry is still in its infancy, and consumers who want plant-based options in this space have to compromise their motivations by turning to plant-based options within chains predominately serving animal products. By increasing our footprint in this space, we see an extraordinary opportunity to serve an underrepresented and growing market share, while also expanding our Odd Burger Food Services brand and product awareness along with our potential distribution networks.

Plant-Based Food Manufacturers

The plant-based protein & dairy alternative space is a highly competitive industry with many large and established brands. These include Beyond Meat, Impossible Foods, Lightlife, Gardein, Yves, Field Roast, Tofurkey, Sol Cuisine, Daiya, Silk, Tofutti and Earth Island to name a few. Many of these brands make both plant-based proteins and dairy alternatives and also carry both retail product lines as well as food service product lines. The primary competitive factors that exist in this industry include:

•	Cost

•	Value (price per kg/per L)

•	Nutritional Profile (calories, fat, sodium etc.)

•	Taste & Texture

•	Ingredient Profile (organic, non-GMO, unprocessed, natural, locally sourced etc.)

•	Allergens (gluten free, soy free, nut free, to name a few)

•	Ease of Use

•	Certifications

•	Branding & Packaging

•	Available Sales Channels

•	Distribution Partners

Preposterous Foods is our food manufacturing division and is a wholly owned subsidiary of Odd Burger Corporation. Our manufactured products are currently designed for the food service industry and we currently supply these products only to our own restaurant chain, although we have started the process of offering select products to foodservice customers outside of the Odd Burger system. We believe that we are competitive in this space in several areas with the potential to become much more competitive as we grow our distribution and sales channels. In particular, we excel at cost, value, taste and texture, ingredient profile and ease of handling. We are also a nut-free and diary free production facility, which reduces significant allergen risks for consumers. As we continue to develop our product line, we plan to expand our gluten-free and soy-free options, and implement processes and facilities to ensure that these items are free of these allergens. One of the cornerstones of our food production methodology is the use of more natural and less processed ingredients. This provides consumers with food that they can feel better about eating, because the ingredients are relatable and understandable. Ultimately, we believe a growing number of consumers want food that tastes good, and provides some health benefits. Our ingredient selection is designed to meet this evolving consumer demand.

Our branding and packaging are currently designed only for food service use; however, part of our goal is to launch retail products and thus develop additional product and branding assets to support this endeavor. Once we launch our retail product line, we will develop our sales channels and distribution partners to support this growth. Ultimately, we have a proven product line that has potential in both the food service space (beyond just servicing Odd Burger Restaurants) and the retail space. We are competing against brands with far greater resources, better distribution partners, longer operating histories, more certification and higher production capacities. We will require substantial resources and effort to bring our products to a broader market and compete in this industry.

Fast Food

The fast food industry is a highly competitive market with long term and established brands that have a large and loyal customer base. These brands include: McDonalds, A&W, Wendy’s, Burger King, Harvey’s, Dairy Queen, Arby’s and KFC to name a few. Many of these brands are now including some plant-based options into their menus by partnering with various plant-based food manufacturers. There are also some plant-based fast food chains beginning to emerge, including: Plant Power Fast Food, Slutty Vegan, Neat Burger, Halo Burger, Lord of Fries, and several other small players. The primary competitive factors in the fast food industry include:

•	Cost

•	Value

•	Speed of Service

•	Nutritional Profile (ex. calories, fat, sodium)

•	Taste and Texture

•	Branding & Marketing

•	Number of Locations

•	Sales Channels (ex. Drive Thru, Walk In, Delivery)

•	Delivery Service and Coverage

•	Allergens (ex. gluten-free, egg-free, soy-free, nut-free)

•	Ingredient Profile (ex. organic, non-GMO, unprocessed, natural, locally-sourced)

The Odd Burger fast food chain is currently well developed and highly competitive in many areas. In terms of cost, many of our menu items are within one dollar of large chains such as McDonalds, and price-matched on many menu items at other smaller chains such as A&W. Given the importance that price plays in the fast food model, this is a critically important accomplishment.

Our speed of service is slower than other major chains because we make our food to order rather than use hot-holding. Because speed of service is critical to success in the fast food industry, we were challenged to operate as a drive-thru model. We are of the opinion that the quality of product suffers with the use of hot-holding, thus we made the decision to focus on delivery sales channels rather than drive-thru. We believe that with further investments into our kitchen and automation technology, we will be able to achieve faster service, while still making food to order. Enhancing our kitchen technology will require a significant amount of research and development as well as investment.

Many fast food chains lack options for customers with allergies and do not have significant staff training procedures in place to make their restaurants more allergen friendly. For example, rarely will fast food restaurants offer a gluten friendly bun or use separate cooking equipment for allergen sensitive guests. Furthermore, nearly every fast food chain uses dairy or eggs in their ingredients which are a major source of allergens. Odd Burger offers a completely dairy free, nut free and egg free dining experience and also offers a number of gluten free and soy free options which provides a plethora of options for customers with allergies. Furthermore, our staff are trained to use separate cooking surfaces and change their gloves for guests with allergies in order to reduce cross contamination. We believe that the allergen market is severely underserviced in the fast food industry and provides and additional market for Odd Burger to capitalize on.

Furthermore, ingredient quality is something that fast food has always been criticized for because most chains use highly processed ingredients in order to maximize flavour and reduce cost. We use much more natural and simple plant-based ingredients that are not available at other chains. These products are manufactured by our food technology division, Preposterous Foods, allowing us to create a truly unique menu which is completely under our control. In terms of nutritional profile, we are comparable with other fast food chains in terms of fat, sodium and calorie metrics. We don’t claim that Odd Burger is healthy, however we do claim that we are healthier fast food because of our focus on quality, plant-based ingredients. We use the word healthier, because we believe that our customers benefit from eating plant-based fast food because of increased fiber content, no cholesterol and no growth hormones. However, we want to ensure that our food is still appealing and indulgent to consumers and so we believe that there is an important balance between flavour and nutrition profiles.

We believe that consumers will be increasingly driven towards fast food that is more sustainable and better for the environment, especially as global warming worsens. We believe that Odd Burger is one of the most sustainable fast food concepts in the market because we are 100% plant based, our equipment and cooking practices are some of the most efficient in the industry and all of our packaging is 100% compostable. Our plant-based menu has significant sustainability advantages as the carbon footprint and water usage of a plant-based diet is significantly lower than animal-based foods. We are also investigating how to make our restaurants 100% garbage free for consumers by composting all of our consumer-side waste. Together we believe that our focus on sustainability and environment will be a critical competitive advantage over other chains that aren’t as focused on these initiatives.

Our store locations are optimized for delivery rather offering large in-door dining rooms or drive thru services. We believe that delivery is the most significant sales channel for fast food in the future as more and more employees are now able to work from home. Furthermore, by optimizing under these conditions, our smaller store footprint greatly reduce our operating costs and our chain does not have the legacy infrastructure of other more established chains. Currently we are a smaller player in terms of store count, however, we believe that with an increased number of locations our model will dominate the market as consumers shift their preference towards more sustainable plant-based fast food. The market is currently dominated by massive players with far greater resources, access to many more customers due to huge numbers of locations and massive marketing budgets. Despite this, we feel that with significant investment, a focus on technology and efficiency and rapid growth through a franchise model we are able to capture a large part of the plant-based fast food market.

Operations Overview

Our overall operations are divided into three primary divisions: Corporate-owned restaurant operations, franchise restaurant operations and food manufacturing operations. Corporate owned restaurant locations are operated by our corporate team and provides a direct to consumer sales channel for the company, where the Company has control over all staff and service provided to the customers. Franchise restaurants are owned and operated by franchisees and franchisees are managed in a cooperative effort between Odd Burger’s franchise division as well the Area Representatives for each territory. Franchisees operate their own store, hire their own staff and provide service to customers. Franchisees pay the Company an upfront franchise free and recurring royalties on gross revenue, which is split between the Company and the Area Representative. The company’s manufacturing division, Preposterous Foods is where the Company produces the plant-based proteins and sauces for the corporate-owned and franchise-owned restaurant divisions. Food is manufactured in a Company owned manufacturing facility and then distributed through our distribution partners to the restaurants. Franchisees are required to use approved suppliers and therefore they are required to purchase their proteins and sauces from Preposterous Foods. Preposterous Foods is also in the process of offering select food products to external restaurants as well as developing a consumer product line for sale in grocery stores.

Restaurant Operations

Corporate-Owned Restaurant Operations

Odd Burger currently operates 6 corporate-owned restaurants. All corporate restaurant locations are in Ontario and include: Toronto, Vaughan, London, Waterloo, Hamilton and Whitby. The corporate locations are managed by our operations manager, as well as on-site managers for each location. Each corporate locations has a staffing of approximately 10 people which include crew members, supervisors and a manager. Corporate locations are open 7 days per week and operate between the hours of 11am-9pm during the week, with hours extending on Friday and Saturday to 11pm closing time. Breakfast hours are still being considered, however this decision will likely vary by location.

Franchisee-Owned Restaurant Operations

Odd Burger currently has one franchise location operational in Windsor, ON. This location opened in the Summer of 2020. We have also signed franchise agreements for 5 other locations, including Ottawa ON, Vancouver BC, Victoria BC, Calgary AB and Edmonton AB. These additional franchise locations are in various stages of development with some still under site selection and others under active construction. Franchise locations are managed primarily by an area representative if the franchised locations is within their territory. If a franchised locations is not in an area representative’s territory, then the corporate operations team would manage this location until an area representative takes over the region.

Area Representatives

Area representatives are independent companies that have signed agreements with Odd Burger to oversee and develop a specific territory. The development of a territory includes selling franchise units to individual franchisees, assisting with site selection and lease negotiation, leading the construction process, assisting with store setup and grand opening and providing ongoing support for the franchisees as well as ongoing compliance monitoring for Odd Burger. Area representatives provide localized support for Odd Burger, which greatly reduces the corporate overhead needed to manage a territory and allow for more rapid growth, while still providing optimal support for franchisees. Odd Burger still acts as the franchisor in these agreements, and is still involved in approving franchisees into the system as well as critical decisions with store buildout and design or other operational components. Area representatives are also responsible to develop a set number of locations each year over a specific time period. This gives Odd Burger the ability to better project future demand for its manufactured food products and also provides more defined growth targets. To date Odd Burger has signed two area developments agreements. One agreement was signed in March 2022 with Sai-Ganesh Enterprises and specifies the development of 36 locations in the Canadian provinces of Alberta and British Columbia over 7 years. Furthermore, a development agreement was also signed in June 2022 with the Starke Corporation for the development of 40 locations in the Canadian province of Ontario over 8 years. Area developers generally pay an up-front fee for the right to develop a territory and then Odd Burger shares the franchise fee, development fee and recurring royalties with the area representative as the territory gets developed.

Restaurant Technology Systems and Vendors

Our restaurant technology systems play a key role in managing both corporate locations as well as franchised locations. Our restaurants are managed with a series of technology platforms that provide our corporate operations team, the area representatives and the franchisees with key data and metrics to efficiently run the operations.

Our point-of-sale system provides self-checkout kiosk technology in addition to the kitchen display system and customer order status screens. In addition to the in-store technology, our POS provides real-time product/sales reports by location, order speed reporting, remote price management and the ability to implement food costing models.

We use an operations management platform to create and manage task lists that must be completed at certain times of the day by our restaurant staff and management. This also provides staff/management a way of documenting equipment failures, customer complaints and food issues so that our remote management team can help to resolve issues quickly and effectively. We also use the platform to count inventory and create orders for suppliers based on predefined inventory par levels ensuring that restaurants are always well supplied.

Our digital menu boards are controlled with Raspberry Pi Linux boxes, running custom scripts and plugged into our menu board screens. These menu board devices then connect to a company-managed secure web service, allowing us to update digital menu boards remotely and in real time. This menu board technology provides a low cost, highly flexible technology solution for digital screen management.

For building temperature control and monitoring we use smart thermostats that can be remotely managed and this system can also be setup to provide alerts if temperatures fall outside of a specific range. These thermostats can also be locked so that they cannot be adjusted by staff on site. This is particularly important as we want to maintain a standard temperature experience across restaurants. We also have implemented fridge and freezer temperature sensors in order to monitor that food is being stored at a safe temperature and identify any issues as early as possible. These sensors will send an alert to our operations team if temperatures are outside of food safe ranges so that appropriate actions can be taken to investigate the cause.

Our music systems are also run through a cloud-controlled service where the operations team can adjust volume levels and the music stations that are playing. This system is not accessible from in-store so staff are not able to adjust the music or volume levels. This is important as we want to ensure that our guest experience is consistent across locations, both in terms of volume levels and music styles that are playing.

We use one centralized management system to connect our various technology platforms together into one place and provide upper management with an easy way to monitor all of the operations. The system is also used to track/resolve support issues from our website, enter sales data and labour rates to help track profitability, manage operations tasks and allows members of the operations team a better way to communicate and collaborate on larger projects. By utilizing all of our technology platforms it enables us to scale our operations and open more restaurant locations efficiently, while still ensuring high quality service, happy staff and satisfied customers.

Odd Burger’s automated kitchen technology (coined “Smart Kitchens”) are the cornerstone of how we efficiently serve food. Smart kitchens utilize semi-automated or fully automated cooking technology that is designed to improve efficiency, improve speed and increase consistency. The goal of smart kitchens are also to reduce labour costs and increase the amount of food output that an individual staff member can do. Currently, we utilize specialized rapid cook ovens that are designed to cook proteins in under a minute and are pro-programmed so that staff simply load their proteins in and press a button to cook. Once the program is complete, staff simply remove the protein and add it onto the burger bun. This eliminates the need for our restaurants to have a grill, which requires a tremendous amount of skill and training to operate. Our restaurants also utilize state of the art fryer technology which is used to make all of our deep fried products. Our fryers have auto-filtration technology which keeps our oil cleaner and higher quality while reducing oil usage and waste. The Fryers also utilize automated programs to ensure proper cook times. We also utilize a fully automated coffee machines that can froth plant-based milk and add it on top of espresso-based coffee – greatly reducing the training required on this machine and improving consistency of the final product.

We have also begun initial designs of an auto-garnish machine that is designed to automatically place sauces and produce onto burger buns, bread, wraps, salads and fries. Customers would be able to specify exactly how much sauce or produce they want on their food, which can then be applied the same way regardless of which location the customer visits. This concept of customizable consistency would be novel in the industry and would allow customers to create their own menu items, share them with friends and create their own Odd Burger experience regardless of which location they visit. This technology is still in the design phase and will require significant additional capital to continue to develop. We believe that our Smart Kitchen technology can revolutionize the fast food industry and with continuous investment, Odd Burger will likely see a significant competitive advantage from the development of this proprietary automated cooking technology.

Restaurant Food & Beverage Suppliers

The restaurant operations source product from a variety of suppliers needed to operate the business. The primary supplier is Odd Burger’s manufacturing subsidiary Preposterous Foods, which supply the restaurants with approximately 65% of the food inventory used. Sysco Corporation distributes food products manufactured by Preposterous Foods to the individual restaurant locations, along with other items such as French fries, condiments, packaging and other food items. Restaurants typically source their produce and bread from local suppliers stipulated by Odd Burger. Odd Burger uses Coca Cola as its primary beverage supplier, as well as Minute Maid for juices and Nespresso for Coffee.

Restaurant Service Providers

Odd Burger utilizes a number of service providers to efficiently and safely operate the business. A local linen service company is used to provide clean cloths, rugs, mats and aprons. Soiled linens are picked up weekly and replenished with new ones. The restaurants also utilize chemical management services in order to reduce the risk to staff handling dangerous chemicals and the service also provides proper concentrations of solutions for the restaurants. Chemicals used include dishwashing detergent and sanitizer, floor mopping chemicals, hard service sanitizer and disinfectant. Restaurants also utilize pest control services to monitor for rodent activity and other insects. In cases where pest control services are forced to exterminate, they are required to use methods that cause the least suffering to the animals and ideally utilize live trapping methods or other methods that cause no harm at all (although this may not always be possible or practical to implement). Pest control services are required to keep log books on site for public health officials and also inspect the building for any preventative maintenance that can be done to minimize the ability of pests to enter the building.

Food Manufacturing Operations

Facilities

Preposterous Foods is located in an industrial area in London, ON and is a leased space approximately 5,000 square foot in size. We currently produce 13 different plant-based proteins and 8 plant-based sauces. Restaurant locations enter their orders for Preposterous Foods products through the Sysco online ordering portal and these products get delivered along with other products from other vendors listed with Sysco in weekly deliveries. Manufacturing product runs at Preposterous Foods are coordinated through manufacturing software, which allows us to control all aspects of our manufacturing process including inventory, work orders, manufacturing runs, labeling, barcodes/lot numbers, creation of purchase orders and processing of sales orders.

The total food currently produced is approximately 8,000 lbs. of product per week. We estimate that our London production facility can produce 40,000 lbs. of product per week once we add additional staff on both day and night shifts, upgrade our equipment and storage capabilities and increase our shipment frequency to Sysco. Our current facility would support approximately 25 restaurant locations in total with an annualized production in the range of 2,000,000 lbs.

In July 2022, The company’s real estate division, Globally Local Real Estate Inc. entered into a land purchase agreement with the City of London ON for the purchase of a 5.5 acre parcel of land in an industrial park. This parcel of land will be the future site for a new 50,000 square foot manufacturing facility for Preposterous Foods. The facility will have the ability to support hundreds of restaurant locations as well as the ability to sell select products to external food service customers. Furthermore, the facility will also have the ability to produce a retail line for sale in grocery stores. The Company has retained an engineering firm to assist with the design and specification of the new facility and expects the facility to take between 1-2 years to construct once permits are approved. The creation of this facility will be the cornerstone of our aggressive growth strategy in franchising, food service sales and retail product sales.

Certification

In December 2018, we engaged a consultant to assist us in beginning the process of obtaining our Analysis Critical Control Point (HACCP) and our Good Manufacturing Practices (GMP) certifications. The result of this consultation were recommendations for significant renovations to our production space in order to meet HACCP and our GMP standards. These renovations were completed approximately 12 months later and included the addition of an exhaust plus fire suppression system, new flooring, new lighting and the addition/removal of several walls. In July 2020, we engaged a company to aid us in completing our HACCP certification. Our HACCP certification was issued in August 2021 after successfully completing our inspection. We also registered with the Canadian Food Inspection Agency (CFIA), however we are still waiting for an inspection.

Ingredients and suppliers

To date we have not had any significant supply disruptions that we have not been able to overcome, although there is a global shortage of vital wheat gluten, which presents some risks to our manufactured food products and has increased our manufacturing costs for certain products containing this ingredient. We keep fairly large inventories of raw ingredients on hand so that any minor disruptions are less likely to affect us. All of our ingredients are readily available and some can be sourced from alternative suppliers if needed or required. As our production increases, we plan to maintain much larger supplies of raw ingredients. We plan to arrange supply agreements with some of our suppliers and potentially work directly with farmers/processors.

Real Property

Globally Local Real Estate Inc. (GLRE) is the company’s real estate division that manages all of the company’s real estate assets. Globally Local Real Estate Inc. currently holds the majority of leases for corporate locations, however some leases are held for franchise locations and then subleased back to franchisees. The Company has modified its franchise agreement for future locations to have franchisees be on the head lease for restaurant locations and so the Company does not plan on continuing to hold any additional leases going forward on behalf of franchisees. GLRE has also recently entered into its first land purchase agreement for a new manufacturing site in London, ON.

London, Production Centre – The London production centre, operated by Odd Burger Food Services is located at two side-by-side units: 505 and 509 Consortium Court, London, ON. The first unit at 509 Consortium Court was leased February 12, 2018 from Skyline Commercial Real Estate Holdings Inc. and is 1495 square feet. The second unit at 505 Consortium Court was added onto the original lease on May 1, 2018 and is 2955 square feet. The total term on both units was extended until April 2021. The two units were connected with two openings so that the entire space could be used as a single unit. Both units are subject to a 2 year lease term expiring April 30, 2023 and are rented at a rate of CAD$5.60 net per square foot per year. The additional rent on the space is approximately CAD$5.60 per square foot, with yearly adjustments applied as stipulated by our lease. Utilities are separately billed and are in addition to the rent. The production space totals approximately 4500 square feet, with about 10% used as office space and the rest dedicated to production and storage space. Our food truck is parked here and operates out of this facility. The space is leased by Globally Local Real Estate Inc. without any personal guarantees from any of the founders.

London, Land Purchase For New Production Center - In July 2022 GLRE entered into a purchase agreement with the City of London, ON for the purchase of a 5.5 acre parcel of land in an industrial park in London, ON. The land purchase price was CAD$115,000 per acre for a total purchase price of CAD$632,500. A 10% deposit was paid to the city for CAD$63,250 and the Company will seek financing for the remaining balance. The Company is currently working on generating its production facility designs for submission of its permit to the City of London. The new production facility must be at least 50,000 square feet in size as stipulated by the land purchase agreement and can be expanded up to a maximum of nearly 150,000 square feet in the future if production needs increase.

Toronto, College Street Restaurant – This location is located at 492 College St., Toronto ON. The location is approximately 900 square feet on the ground floor. It has a full basement with two washrooms and a prep kitchen. The lease was executed in July 2019 with the landlord Palmerston Gates Inc. for a term of 3 years, ending September 30, 2022 and became operational in November 2019. Initially, the rental rate was CAD$87 per square feet including taxes, building management, heat and gas. In June 2020, the landlord reduced the rent to CAD$80 gross per square feet. As well, a lease extension was executed, extending the term until September 30, 2025. The space is leased by GLRE without any personal guarantees from any of the founders.

Toronto, 731 Broadview Avenue Restaurant – This 1100 square foot location currently under development is a former fast food restaurant, with patio. A binding offer to lease was signed with an independent landlord and a lease term of 10 years with 2x5 year renewal options. The space is head leased by GLRE and it is strategically located within a two minute walk from the Broadview subway station, Riverdale Park, and right next to the Don Valley Parkway. This location opening has been substantially delayed due to landlord work that was not completed to code. The construction was halted, and the landlord has since been working to rectify the deficiencies. Permits have since been resubmitted and approved by the City of Toronto, which includes the work that needs to be completed by the Landlord and the Landlord is now in the process of completing this work at which point Odd Burger can complete its work for the site. The projected opening date has since been moved to late 2022, however there remains risk of further delays.

Vaughan, 9960 Dufferin Street Restaurant – This 1100 square foot is a new build from shell. A binding offer to lease was signed with Embee Properties, and the location opened in July 2021, with a lease term of 10 years with 2x5 year renewal options. The space is head leased by GLRE and it’s anchored by Shoppers Drug Mart, LCBO, and Highland Farms.

Waterloo, Waterloo Town Square, 75 King St S Restaurant - This 1021 square foot location opened in September 2021 and was a former restaurant. A binding offer to lease was signed with an independent landlord on February 8, 2021 with a lease term of 10 years with 2x5 year renewal options. The space is head leased by GLRE and it’s anchored by LCBO, Valu-Mart, and has co-tenancies such as Beertown, Cora, Starbucks, SPINCO, and more.

Hamilton, Kingfisher Plaza, 920 Upper Wentworth Street Restaurant - This 1063 square foot location, with patio, opened in October 2021. A binding offer to lease was signed with BentallGreenOak and Equitable Life of Canada on February 17, 2021, with a projected possession date of May 1, 2021 and a term of 10 years + 1x5 year option. The space is head leased by GLRE and has co-tenancies such as Mark’s, Subway, Canada Computers, and Sleep Country Canada. Additionally, it is shadow anchored by Lime Ridge Mall, Dollarama, Staples, The Bay, and more.

London, Wellington Corners, 631-645 Commissioners Rd East Restaurant - This 1059 square foot location opened in August 2021. A binding offer to lease was signed with First Capital Realty on March 3, 2021. The space is head leased by GLRE and is anchored by FreshCo with co-tenancies such as Bank of Montreal, Tokyo Smoke, Starbucks, Subway, Pet Valu, and more.

Oshawa, 212 Ritson Road North Restaurant - This 1200 square foot location is under development and is a new build. A binding offer to lease was signed with CHOICE REIT and RICE on March 4, 2021, with a projected possession date of November, 2022, a projected opening date in early 2023, and a term of 10 years + 2x5 year options. The space is head leased by GLRE and is anchored by Costco, No Frills, Dollarama, Goodlife Fitness, Bulk Barn, LCBO, the Beer Store, with co-tenancies such as BMO, Panera Bread, Mucho Burrito, Burger King, Popeye’s, and more.

Whitby, 150 Taunton Road Restaurant - This 1021 square foot location is in a developed area at the corner of Taunton Road West and Baldwin Street opened April 2022. A binding offer to lease was signed with Calloway REIT August 10, 2021 with a term of 10 years + 5 year option. The space is head leased by GLRE and is located near a Walmart Supercentre, Loblaw Grocery and Pharmacy, TD Canada Trust, LCBO, the Beer Store, with co-tenancies such as Cora’s, Bulk Barn, Sally Beauty, and more.

Brampton, 9055 Airport Road - This 1031 square foot location is a developed location located at the north-west corner of Airport Rd & Queen St E, one of Brampton’s busiest intersections. A binding offer to lease was signed with Airport Highway 7 Developments Limited on August 23, 2021, with a possession date of April 2021, a projected opening date of August, 2022, and a term 10 years + 5-year option. The space is head leased by Globally Local Real Estate Inc., and is anchored by Home Depot, Petsmart and the Brampton Town Center mall, with co-tenancies such as Booster Juice, Firehouse Subs with strong co-tenants such as RBC, TD Bank, CIBC, Bed Bath & Beyond, Cora’s, Pizza Hut, Thai Express, and more. This location is a short drive from highway 410, 407, and 427.

Calgary, 1515-14th Street SW – This 1,664 square foot location is under development and is a new build. A binding offer to lease was signed with LUK & SONS LTD on January 6, 2022 with a projected possession date of June 1, 2021, a projected opening date of December 2022, and a term of 10 years + 2x5 year options. The space is head leased by Globally Local Real Estate Inc.

Marketing Strategy

Direct Advertising – Odd Burger’s franchise division collects a 2.5% fee on gross sales from franchisees that are allocated towards promotion of franchised restaurant locations and the Odd Burger brand. Generally, the funds are evenly distributed among local marketing efforts (for individual franchise locations) and national marketing campaigns to benefit all franchisees. The overall direct advertising and marketing strategies, including local and national allocations of funds, are managed by [the Company’s leadership team]..

Physical Locations – Our restaurant locations are one of our most powerful marketing tools because this is where customers ultimately eat our food and fully experience our brand. The restaurant locations are styled in a way that is consistent with our branding guide, which provides consistent colours, fonts, signage, interior murals, digital menu boards and paint colours. Our branding guide allows us to tie the restaurant experience directly into the online experience where we primarily promote our food in order to provide continuity and consistency with our branding. We also use our interior and exterior wall space to convey messaging about our products, ingredients, brand, ethics and other important ideas that we want to convey to our customers. Customers often use our backdrops for taking pictures and sharing content thus providing a critically important place for customers to capture our brand and experience.

Packaging – Our packaging is a key marketing tool that we use to reinforce our brand, both in store and at the customer’s home/office. As we have evolved to a primarily takeout and delivery-based business, our packaging has become even more important. Nearly all of our packaging is branded with Odd Burger colours, messaging and logo and includes boxes, takeout bags, cups, fry bags, burger wraps and stickers. All of our packaging is plastic-free and as an alternative we use compostable paper and plant-based materials in our packaging which is a critically important part of our environmental leadership objectives. Our packaging is ultimately what customers take away with them and is what gets photographed and posted on social media, thus it is a key part of their food experience.  We plan on implementing operational procedures to divert waste from landfills and compost our customer garbage once all branded packaging inventories stabilize.

Website – Our website is primarily a support tool and resource centre for customers seeking information and also to provide various means of contact. All of our ingredients and allergens are listed on our website along with detailed pictures of each product. We are currently working on the addition of a complete nutritional analysis of each menu item so that customers can more easily integrate our food into any dietary programs. In addition, interested persons can learn more about franchising and about our brand in general. We have integrated webforms that tie directly into our CRM system so that franchise leads will automatically enter our sales pipeline. We track support tickets from customers to ensure that we follow up with all customer inquiries. Our website is search engine optimized and designed in such a way to provide maximum search results targeted at anyone searching for vegan fast food.

Odd Burger App – Our app is a new marketing product that launched in July 2022 which is available for download on the Apple or Android marketplace. Our app features the ability for customers to place orders for pickup or delivery, earn points with each purchase, earn rewards at certain point levels, refer friends for a reward and receive important notifications about promotions and specials. The app also allows us to target specific customers and provide them with incentives to return to Odd Burger. The App provides a way for us to know our customers, engage with them and market directly to them without paying a third party social platform.

Social Media Marketing – Social media is our primary marketing tool. We have a strong following on both Instagram and Facebook with high engagement rates. We also have more recently started building our LinkedIn, TikTok and Twitter pages, however, these platforms are still to be fully realized. Engagement is always the most critical measure of success in any social media post and we design content to be fun and trendy. We post on our social platforms every other day and we have a social media team that creates content on a regular basis. This includes bi-monthly photo shoots, video production, digital graphics and the creation of copy. We engage with our followers in near real-time so that they feel a sense of presence and community with us. Most of our marketing budget is spent on social media platforms where we promote posts or advertisements.

Influencer Partnerships – Influencer partnerships are a key part of our marketing strategy as it creates engagement on other pages about our brand. We currently partner primarily with food-based influencers or vegan influencers. Our typical influencer has between 2,000-20,000 followers. We have also partnered directly with other larger influencers such as EdgyVeg (over 100,000 followers). We plan to commit substantial marketing dollars for our influencer program as we partner with influencers with a larger followings and expand our micro-influencer program to other cities outside of Toronto.

Festivals/Special Events – Although most food festivals were canceled for the 2020/2021 seasons due to COVID-19, we have had success marketing our brand with our food truck at these events. We have regularly seen huge lineups and have often sold out at these events, feeding thousands of people in a single day. We have a great deal of experience participating in large high-volume events, and we plan to attend and expand our festival attendance at some point in the future. Festivals allow us to bring our brand to new territories and obtain marketing data about a specific region without investing capital into a physical location. We also have the ability to cater weddings and other special events, further providing additional marketing opportunities. Currently our mobile food truck is not operational, but may resume operations at some point in the future.

Charitable Partnerships – We have worked with many vegan and social justice non-profit organizations. We believe that giving back to our community is a core part of our brand and mission, and that we also benefit from these partnerships through co-marketing. Partnerships include store openings, festivals, special events and other related activities whereby we donate money directly and provide exposure to farm sanctuaries, vegan social justice organizations and human social justice organizations. We have donated 50% of sales to the Animal Save Movement at each of our grand opening events, creating a donation of between CAD$2000-CAD$3000 per event this this organization. We plan to greatly expand this initiative and further our support of a vast number of community organizations.

Government Regulations

Government regulation is a large part of the food industry. There are numerous regulatory bodies that are involved in all parts of food manufacturing and serving food to the public. On the food manufacturing side, the primary governing bodies involved are the Canadian Food Inspection Agency (CFIA) and Health Canada. These agencies govern the manufacturing, distribution, labelling and advertising of consumer food products. On the restaurant side, local public health officials oversee safe food handling practices performed by the restaurant staff and at the restaurant facility.

All government food and health agencies have the right to inspect our facilities without notice and to ensure that we are compliant with the regulations. The current laws and regulations that impact our business and operations in Canada include:

Federal Regulation

The main federal laws fall under the following Acts & Regulations: The Safe Food for Canadians Act and Regulations, and The Food and Drugs Act (FDA) and Regulations. Food labeling is shared between the Canadian Food and Inspection Agency (CFIA) and Health Canada. Pursuant to the FDA, Health Canada administers regulations regarding health and safety, nutritional quality, the labeling of nutrients or health concerns, presence of allergens, and expiration dates. In recent years a number of companies that produce plant-based protein and dairy alternatives have come under scrutiny for their use of the terms “meat,” “burgers” or “cheese,” to name a few. The CFIA can impose harsh penalties for companies that mislead consumers and can impose fines up to CAD$250,000. On occasion, producers were forced to change their use of the word completely, or add a hyphenated version or a version with a different spelling. This was so as to avoid consumer confusion and to ensure that plant-based products are clearly marked for what they are. We use every effort to properly distinguish our products as plant-based, including using words such as bacUN or chickUN and, in addition, adding the words plant-based as a prefix. We use the term “meat” in relation to a general word used for plant-based protein. Since we are still in the process of launching our retail products, our descriptions and product labels have not yet been reviewed by our legal team, which is part of the planning and process before the launch of these products.

Provincial/Municipal Regulation

The Ontario Health Protections and Promotions Act requires at least one staff person with their Safe Food Handler Certificate be on site at all times. We ensure that all managers and supervisors have acquired their Certificates and that someone is on site at all times. Our restaurants operate subject to the regulation of local health officials, currently including the Middlesex Public Health Unit, Windsor-Essex Public Health Unit and Toronto Public Health. We have passed all certification standards and currently hold Green Pass designations at all locations. We are inspected semi-annually, thus certification may be affected based on the results of inspections and any corrective actions required. We operate pursuant to the highest health standards and typically work with public health personnel to immediately correct any concerns to ensure the continued operations of our restaurants. Failure to pass inspection can result in cancellation of the business license, immediate closure of the business, prosecution, inventory confiscation, fines, and damage to brand and reputation along with the public disclosure of reported infractions.

Intangible Assets

Trademarks

Our intellectual property and its protection are crucial to the operation of our business. We are committed to developing and protecting our intellectual property and, where appropriate, filing trademark applications or securing licenses to trademarks to protect our technology. We rely on a combination of copyright, trademark and other agreements with employees and third parties to establish and protect our proprietary intellectual property rights. We have registered trademarks for the following:

	Trademark	Serial No./ Registration No.	Application Date/ Registration Date
1.	ODD BURGER	S/N: 90403277	App. Date: December 22, 2020
2.	PREPOSTEROUS FOODS	S/N: 90403262	App. Date: December 22, 2020
3.	WINGALINGS	S/N: 97482230	App. Date: June 29, 2022
4.	VENEDICT	S/N: 97482219	App. Date: June 29, 2022
5.	PULLED JACK	S/N: 97482214	App. Date: June 29, 2022
6.	PRETENDERS	S/N: 97482204	App. Date: June 29, 2022
7.	MAYNO	S/N: 97482182	App. Date: June 29, 2022

Trade Secrets

We have a number of trade secrets that are critical to our success, with the majority of these held by our manufacturing company, Preposterous Foods. Our proprietary recipes, processes and formulae are all trade secrets and we consider these to be highly confidential. Our employees all have a confidentiality clause in their employment contracts that prohibit them from disclosing information to our competitors or anyone outside of the organization. We rely on our employee agreements to protect our proprietary information. Our technology system allows us to partially obfuscate our information by limiting access to full recipes and processes. We have broken up our manufacturing process into smaller sections where staff work only on part of the manufacturing process and often do not always see the full end-to-end production process of a given product. We plan to increase our investment in automation technology at our manufacturing centre, which will further protect our trade secrets by having machines replace people for some of the tasks. We believe that we have implemented a strong program to continue the protection of our trade secrets with many processes and legal protections already in place.

URL & Social Media

We have a number of URL addresses and social media handles that we consider to be intangible assets. We currently own the following URL addresses: preposterousfoods.com, oddburger.com, oddshawarma.com, oddpizza.com, oddburrito.com, oddsubs.com, oddbutcher.com, oddkebab.com, oddwok.com. We also own the following Instagram handles: @preposterousfoods, @oddburgerfastfood. Twitter handles: @oddburger and @preposterousfoods, TikTok handles: @oddburger, @preposterousfoods

Cycles

We expect to have more demand at our restaurant locations during the summer months due to increased seasonal sales of our ice cream products and generally additional foot traffic from in-store orders. During the winter months we generally see a larger demand for delivery. We have seen a reduction in demand during major holidays, as people generally eat less fast food during these times.

Employees

As of the June 30, 2022, Odd Burger has 71 total employees, 11 of whom are employed on a full time salary basis and 60 who are hourly. We have not included employees of any franchised locations as those employment agreements are signed with the franchisee.

Workplace Values and Environment

Odd Burger is proudly vegan and this fundamentally drives our workplace and the environment in which we operate. Vegan ethics differs from a simple plant-based diet in that it implies a moral baseline by which vegans avoid all use or exploitation of animals. It extends to things such as furniture, clothing, art and other products not necessarily related to food. Our mission drives our business and the following are important workplace values and environmental practices that we have put in place:

Vegan community: We are strong supporters of vegan charitable organizations and farm sanctuaries, often holding fundraisers at restaurant openings and raising money at anniversary events and during holiday seasons. It is our mission to promote goodness in the world and this is a major contribution to that positive change.

Natural and Wholesome Ingredients: We believe that whole foods and natural plant-based ingredients are key to improving human health and providing customers with food that will both nourish them and taste great. Our commitment is to continue developing foods that are minimally processed and provide some positive health benefits over traditional fast food.

Gender diversity: We believe that all genders should be equally represented and respected in our organization, especially in management positions. This includes our gender neutral bathrooms, supporting the LGBTQ+ community, providing a safe space for all genders at the work place and empowering women throughout our organization in senior roles (one of our founders is a woman, as are many past and present managers).

Racial diversity: We believe that all races should be equally represented, supported and respected in our organization, especially in management positions. As an organization we have committed to ensuring that racially diverse, qualified individuals are supported and encouraged to participate in all aspects of Odd Burger, especially in management positions.

Environmental Stewardship: We believe that our environmental mission is one of our most important tasks. We believe that the world is in critical need of direction in terms of fixing our environmental problems. We believe that our efforts to transform the fast food industry into a plant-based industry will have a positive impact. All of our consumer packaging is free of plastic and most is fully compostable. We do not use plastic bottles, bags, forks or any plastic or Styrofoam containers. We also are piloting a waste diversion program, which helps us to properly recycle, compost and dispose of our waste responsibly, while diverting as much as possible away from landfill. Through this pilot program, we plan on composing all of our fast food packaging in store in the next 1-2 years.

Workplace harassment policies: We have developed workplace harassment policies to which all employees are adhere to. We have made great effort to develop and document clear and open channels of communication that flow directly to senior management with the goal that employees can feel safe and secure in the workplace.

Impact of Covid-19 Pandemic

In March 2020, the COVID-19 pandemic spread to our area of Southwestern Ontario and had a significant impact on our operations. The government imposed strict lockdown measures and quarantines which forced us to temporarily close our operations while we put safety procedures and policies in place to handle the new health and safety risks. To date the COVID-19 pandemic has affected our operations in several ways, requiring that we respond with a number of adaptations to our business model:

Impact on restaurant operations

The restaurant operations have shifted to primarily a take-out and delivery sales channels since the start of the Covid-19 pandemic and have remained this way since. We have reduced our dependency on dine-in seating to drive sales while also offering outdoor seating (weather/location permitting). We have also shifted to a cashless model, where customers can enter orders only through our self-checkout terminals or place orders online for pickup and delivery thereby reducing direct contact between staff and customers. In the past we have also followed all other public health procedures successfully including mask enforcement, physical distancing, staff screening and sanitisation protocols, although many of these protocols are no longer required by public health officials. To date, our operations have not been significantly affected due to staff exposures to COVID-19. We believe that we have sufficient safety measures in place to provide a safe workplace and customer experience so that our business will continue to show strong growth despite a potential resurgence of Covid-19.

Impact on food truck

Our food truck business line was not operational in 2020, 2021 or 2022 due to the cancellation of many festivals, concerts and large gatherings. Our food truck business line depends on these events, thus we were forced to discontinue operations. With the easing of COVID-19 restrictions we plan to relaunch our food truck operations in calendar year 2023.

Impact on food manufacturing

In the wake of COVID-19, adjustment to processes and procedures have been made at our food production facility. Since there are no customers attending this facility, these adjustments have been policy driven and minor in nature. We have implemented policies similar to our restaurants regarding masks, staff pre-screening health checks and social distancing staff wherever possible, however many of these policies are no longer required by public health. Since the COVID-19 pandemic began there have been no disruptions in food production and there have been no issues with our supply chain that we were not able to overcome. Our operations have not been significantly affected due to staff exposures to COVID-19 and we have not had any public health reported outbreaks. We continue to monitor the situation and follow public health best practices if there is a resurgence of Covid-19.

Future Developments and Growth Strategy

We believe that Odd Burger has significant growth potential across our organization with the ability to substantially disrupt the fast food industry. Our growth strategy is focused primarily on the addition of new restaurant locations with small footprints, low costs and optimized for delivery coverage. Initially, our expansion was driven primarily by corporate restaurant locations, however our future growth strategy will focus on franchise store expansion. Furthermore, we believe that our Preposterous Foods manufacturing division, can drive significant revenue and can gain market share in both the foodservice space as well as the retail space through strategic product launches. Our planned expansion of the new Preposterous Foods manufacturing facility will be a primary driving force in our ability to service both our restaurant growth as well as new external food service customers and retail customers. We will also continue to develop our proprietary automation technology for our restaurants that will focus on creating robotics and software systems to enhance the efficiency of the restaurant operations.

Preposterous Foods Facility Expansion

A major source of our planned growth will be through our food manufacturing division, Preposterous Foods. We have recently completed our HACCP/GMP and have passed certification at our current facility and are awaiting our inspection from the Canadian Food Inspection Agency. This certification will allow us to launch our wholesale program and bring products into other external restaurant chains through our food service product line. We are currently focusing on food service product lines as we have already developed the products and have potential distribution to many external restaurant customers through our partnership with Sysco. We plan on achieving significantly increased production capacity through the development of our new manufacturing facility in London, ON. The new facility is approximately 10 times the size of our current facility and will be designed to be highly automated and produce all our products much more efficiently than we are currently producing them. This will reduce a lot of manual labour steps that are currently involved in our manufacturing process and should greatly increase the profitability and output of the Preposterous Foods division.

Preposterous Foods Product Development

We are currently working on a number of new product launches from Preposterous Foods. These products will be launched into our Odd Burger restaurant division as new menu options. These items include:

Chickpea Patty (Gluten Free/Soy Free Version) – Our current chickpea patty has been in production for several years and has been the cornerstone of our most popular burgers. Customers love the healthy aspects of this burger and that it is made with whole food plant-based ingredients. We are currently working on the development of a gluten-free and soy-free version to appeal to a broader spectrum of customers. The first version has been field tested, however, a number of adjustments will be required to ensure that the taste and texture match our current product. We expect this new allergen friendly version to replace our current version in 2022.

Fillet NO’ Fish Patty – An amazing fish free burger that we believe tastes even better than the original. This product is still in the early stage of development, with significant prototypes yet to be developed. We plan to continue with the development and product launch anticipated in 2022.

Tartar Sauce – Creamy, indulgent and a perfect match for our plant-based fishless fillet. This product will have as its base our dairy free sauce which is used as a base in many of our other sauces currently in production. A test version has been created and it will be field tested with our own plant-based fishless patty. This product is in its early development and is expected to launch in 2022.

Odd Burger Canadian Franchise Expansion

Odd Burger will continue to focus on the expansion of its restaurant store count through a franchise growth model in the Canadian market. In Canada, we charge a CAD$35,000 franchise when each franchise agreement is executed and then charge a 5% royalty on gross sales for the duration of the franchise agreement. Franchisees also contribute 2.5% of gross sales to an advertising fund that is used to promote the brand as a whole as well and drive local traffic to each restaurant location. Franchising reduces the capital expenditure needed by the Company and provides local operators in each community the opportunity to run their own business and support their customers. In early 2022, we started utilizing a franchise growth strategy that involved selling territories to area representatives who would assist us in selling individual franchise units in their territory and help to support local operators. Area representatives get a split of the franchise fees and recurring royalty for compensation to develop and maintain restaurants in their area. In March 2022 and June 2022 we sold the territory rights for Alberta/British Columbia and Ontario respectively. This strategy is something that we plan on utilizing going forward in territories across North America as it has proved to be extremely effective so far. This also allows us to lock in our growth objectives as area representative must develop a specific number of locations each year. In addition, we receive a one-time licensing fee from the area representative in each territory. So far we have 92 locations operational or under development agreements in the Canadian market.

Odd Burger International Franchise Expansion

For our international strategy we plan to first focus on the U.S. market. Over the next 6 to 12 months we intend to establish key partnerships and relationships with industry professionals, potential area representatives and potential franchisees in the US. In July 2022, we successfully drafted our U.S. franchise agreement in addition to our U.S. area representative agreement. We plan to begin the process of registering Odd Burger and our franchise agreements in any U.S. states that require registration. Currently we are seeking area representatives in specific states including, but not limited to, New York, Ohio, Illinois, Michigan, and Washington.

Outside of the U.S., our international growth strategy will be established and likely ready to implement within 1-2 years.

Odd Burger Franchise Sales Growth

We require our potential franchise partners to have a minimum of CAD$150,000 in liquid cash, and a minimum net worth of CAD$300,000. We prefer that our partners have previous restaurant experience, that they are passionate about our food and our mission. We prefer franchisees that desire to be owner-operators and we do not permit absent owners or investors in our system.

For franchise lead generation, we source potential franchisees through our marketing efforts and our lead generation partnerships. Additionally, we generate leads from targeted social media ads, as well as organic website traffic. Leads fill out our franchising application on our website, which initiates our sales team or area representatives to follow up with them. In the future, we will expand our franchising efforts to include franchise shows and additional lead generation sources. Area representatives also provide leads through their individual networks.

Once a lead is received, we use internal management tools to qualify and follow up in a timely manner. We move ”qualified” leads (those who meet our minimum requirements) to our interview process, where we perform a video conference interview to assess the viability of any candidate. During these interviews we discuss their interest in the brand, their past work experience and their vision for operating their potential store. After the interview, we make an assessment of the candidate’s viability, and if they pass this initial stage we then invite them to complete our application in which they answer important questions and detail their financial standing. Once the application is returned, and if the franchise lead meets our requirements, we present them with opportunities within our system to franchise an existing store, or to franchise a store in development. Once their decision is made we disclose to them and, at the expiry of the disclosure period, the Franchise Agreement is finalized, executed by all parties and funds are received from the franchisee.

Once in our system, we provide extensive training to our franchise partners through a combination of our online training platform and our hands-on, in-store training program, along with ongoing support to ensure they have the resources and help needed to be successful. Area representatives are very involved in the store setup and training process and provide on-site support for franchisees.

Odd Burger Technology Initiatives

A major area for technological developments is in the automation solutions used at our restaurants. Partially automating the preparation of food has already had tremendous benefits for our operations by reducing staffing needs, reducing training time for new hires and improving consistency. The goal of expanding our automation technology centers around creating more proprietary automation solutions that are able to further automate our food preparation. Currently we have created conceptual drawings and designs for a piece of equipment that would automatically garnish food placed into the machine. This would allow customers to customize their orders down to a gram of toppings or a milliliter of sauce, store these settings in their online profile and then allow customers to have their food made exactly how they want it, regardless of which location they visit. As a next step, we plan on creating a prototype of this machine and continue development, although this will require significant capital.

Odd Burger Demographic Targets

One key to our restaurant expansion strategy is understanding our key demographics. For Odd Burger, our early targets place a high value on post-secondary education, high average household incomes, female skewed, and lower average age. Markets that are strong on these demographic markers historically have been viewed as likely to consume more vegan and vegetarian food. That said, we also have our own beliefs that will be tested as we grow; for instance, we see no impediment to ethnically diverse markets, as we fundamentally believe that fast food can transcend ethnic boundaries. Of course, our analysis will evolve, and each new store is analyzed against its surrounding demographics to help us better understand, over time, how our existing site demographics relate to store performance.

Today, we are targeting markets that serve a census metropolitan area or census agglomeration population of at least 75,000 people, and potential sites must have access to that population within either a five-kilometre radius or a ten minute drive time. On a more granular level, we typically analyze demographic variables in a one, three, and five-kilometre radius from any given site within the market, along with five and ten minute drive times. In dense urban areas, we may include a two-kilometre demographic analysis to better assess those specific trade areas.

Finally, it is important to note that our approach is not rigid, and many unique variables that are particular to any given site may alter our decision making. Details such as site specifications, vehicular and pedestrian traffic volumes, daytime population counts, and natural trade barriers (such as highways or rivers) also play a role in deciding whether to pursue a site.

Odd Burger Site Specification Strategy

Although franchisees are responsible for finding locations (with the assistance of their area representatives) we ultimately approve each location and perform an extensive analysis when approving a site. Each site has an exhaustive list of potential variables and physical characteristics that affect our decision making. High level, our preference is for sites located on major arterial roadways, at major transit junctions, near highways, and/or within retail focused epicentres. We use multiple approaches here, but fundamentally we source areas with high AADT (Average Annual Daily Traffic) in vehicular and pedestrian volumes. The viability of those traffic volumes depends on whether we are searching in an urban, light urban, or suburban setting. When sourcing urban sites, we prefer opportunities that have strong vertical density, and that are within five-minute walking distance of public transit hubs, subway stations, or sites that have light rail access.

While it is true that sites located within commerce epicentres carry heavy weight in our decision making, equally as important are sites with access to large populations within a three to five kilometre radius of our stores. This local population density is important for our delivery business, which relies on people near each location, but who may be too far away to physically visit the restaurant or choose the convenience of delivery. Optimizing our delivery radius is an important factor for us, as we want to ensure that each restaurant has a maximum amount of delivery business with minimal cannibalization between restaurants. To that end, we have a goal of achieving complete delivery coverage within major metropolitan centres, while also ensuring that each restaurant has reasonable protections on their territory.

Finally, when determining whether a specific location is viable, we analyze whether it is anchored or closely shadow-anchored by major grocery, large pharmacy chains, Walmart or Costco locations, key fitness chains (such as LA Fitness, Goodlife Fitness, etc.), or major beer/wine/cannabis stores. Sites that have a combination of those anchors and shadow anchors are typically where we will focus our efforts. Related to these anchors, we also place a strong importance upon ‘daily trips’ to drive traffic towards our stores and make us part of customers’ routine, and to create habit-forming behaviours. Of course, proximity to other national or international food chains is important as well, but secondary to the importance of major draws or anchors. In that same vein, community and ‘place-making’ spaces and places are another key variable, whether it be popular city parks in urban settings, or lifestyle centres within suburban markets.

As a final step to verifying any potential site, we leverage our industry relationships to determine the success of retailers and chains within those markets, and then use that data as part of our overall analysis.

Odd Burger Store Format and Deal Structure

We target stores anywhere from 750 to 1200 square feet, geared towards grab-and-go business, and optimized for delivery. This small format allows us to keep fixed costs low. Our preferred unit types are endcap or inline CRU (Commercial Rental/Retail Units) with a minimum frontage of 15 feet. Currently, we are not considering drive-thru units due to their (typically) exorbitant cost, however we continually review all potential deal formats for unique opportunities. We are constantly looking for strategic opportunities to expand our footprint in a cost-effective and low-risk manner.

We also target sites with strong visibility and accessibility. If a site is not immediately visible from the main road (typical in larger power-centres), we then negotiate either permanent pylon signage or mobile signage to increase our exposure. We prefer multiple signage opportunities to increase brand awareness in the trade area. Regarding parking and access, we prefer sites with 10 spaces per 1000 square feet, with signalized access from the main road, and with multiple ingress and egress points. Ease of access and parking, especially in suburban centres, is a key consideration for us.

Accessibility also refers to store layout in this case, and many variables come into play here as well. For instance, we target sites with minimal internal columns or obstructions which, in turn, allows us to deliver a clean and navigable build-out. Just as importantly, we avoid sites with multiple step-downs or step-ups to the entrance, as we prefer street-level access and barrier-free accessibility. Certain markets (such as historic areas or dense urban settings) may necessitate sites that break from this format. Finally, we try to avoid sites that front onto either a steep incline or decline, as market data has shown that these sites tend to perform worse (in general) compared to level access.

Regarding our contract structure, our sites are headleased by the franchisee and structured as 10 year deals to match their franchise agreement (with two 5 year renewal options). Franchisees are required to get approval from corporate before submitting an OTL (offer to lease) or executing their lease so that we can ensure the site meets our selection criteria. Previously we had held leases through our real estate division Globally Local Real Estate Inc. and then entered into sublease agreements with franchisees, however we have since changed strategies as our geographic reach has expanded.

We typically suggest franchisees look for 90 days of lead time from a binding deal, 90 days of gross rent-free fixturing from our possession date, three months minimum rent-free after opening, and a tenant allowance of CAD$20 per square foot. Our rental targets in suburban markets will typically not exceed CAD$5,000 per month gross rent, and our urban rental targets typically will not exceed CAD$6,500 per month gross rent.

Rental commitments and cost savings are important variables to navigate as we aim to keep our risk profile low. With that mindset, we suggest franchisees target stores with patio space, which typically allows us to increase our footprint without incurring additional rental costs. We also suggest franchisees look at other factors, such as taking locations that were former restaurants where some infrastructure could be reused.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of the date of this prospectus. The address for our directors and executive officers is: c/o Odd Burger Corporation, 505 Consortium Court, London, ON N6E 2S8. Directors are elected to serve until the next annual meeting or until their successors are elected or appointed, unless their office is earlier vacated.

Name and City of Residence	Age	Position(s)
James McInnes Toronto, Ontario		President, Chief Executive Officer, and Director
Vasiliki McInnes Toronto, Ontario		Director and Chief Operating Officer
Edward (Ted) Sehl Guelph, Ontario		Director and Chief Financial Officer
Michael Fricker(1) Toronto, Ontario		Director
Utsang Desai (1) Saskatoon, Saskatchewan		Director
Francois Arbour(1) Montreal, Quebec		Director

(1)            Members of the Audit Committee and Compensation Committee.

The following sets forth the biographical information of the members of our board of directors, executive officers and other key employees:

Executive Officers and Key Employees

James McInnes, Co-Founder, CEO and Director. James is an accomplished entrepreneur with nearly 15 years of experience founding and building scalable, international businesses. Mr. McInnes was the co-founder and CEO of the financial technology firm Cyborg Trading System for nearly 8 years where he built a team of over 50 employees, opened international offices and serviced large clients. Previous to this, Mr. McInnes was an equities and derivatives trader where he gained extensive experience in arbitrage, risk management, macro-economics and capital markets. Mr. McInnes has nearly 20 years of experience with various technologies, including life sciences, software engineering, food technology, information technology and distributed systems. Mr. McInnes has been a passionate vegan for nearly 8 years with a strong desire to use his knowledge and skillset to change the world for the better. Mr. McInnes co-founded Odd Burger as a disruptive technology company whose mission is to transform the global food system. Mr. McInnes holds an Honors Bachelor of Science degree with a major in genetics from Western University.

Vasiliki McInnes, Co-Founder, COO and Director. Vasiliki McInnes is an accomplished leader with years of experience managing teams, building processes, and implementing policy.  In Vasiliki’s previous role, she was Director of Care at a long-term care facility for over 5 years where she was responsible for overseeing over 100 unionized employees including the nursing department and personal support worker department.  Before this, Vasiliki worked as a Registered Nurse in the vascular surgery department at a large hospital. Vasiliki successfully completed the Long-Term Care Administrator Program and was enrolled in the Master of Nursing, Nurse Practitioner program for nearly 3 years at Western University.  Vasiliki also completed her GMP/HACCP Implementation Certificate through SGS, which supported the creation of the food manufacturing capabilities of Preposterous Foods.  Vasiliki has been a passionate vegan for over 8 years with a proven ability to provide critical operational knowledge to Odd Burger.  Vasiliki co-founded Odd Burger with a strong desire to make plant-based food delicious and accessible by using natural plant-based ingredients. Vasiliki has an Honors Bachelor of Science degree in nursing from York University.

Ted Sehl, CFO and Director. Ted is a Principal at Mgmt2go and is a CPA. Ted is on the Board of Directors of Hammond’s Manufacturing Company Limited and is chair of their audit committee. Ted also serves on the Board of Guelph General Hospital, where he chairs the Governance Committee and is Chair of the Governance and Strategy council of the newly formed Guelph and Area Ontario Health Team. Ted provides business advice on financial literacy and process improvements as well as strategy and business planning. He has helped businesses from start-ups to scale ups and turn arounds. He has extensive experience as a CFO in the manufacturing industry and in the quick service food industry, including McDonald’s Canada where he was director of Finance for 11 years. Ted holds a Master of Business Administration from York University and has a Chartered Director designation.

Non-Employee Directors

Michael Fricker, Director. Michael is the CFO at Reunion Foods Inc. (makers of Mother Raw plant-based dressings and dips) and Qvella Corporation. Previously, Michael was CFO at Bento Sushi – North America’s second largest sushi brand with over 900 franchised locations. Michael is a seasoned executive with over 25 years of experience in various finance roles across a variety of industries including restaurant. Prior to Michael’s years as a CFO, his experience included private equity and venture capital (investment side), corporate finance and commercial banking. The common thread throughout his career is working closely with great management teams of high growth, entrepreneurial businesses. Michael is a CPA (CA) and CFA charter holder. He is currently a director of Hammond Manufacturing Co. Ltd.

Utsang Desai, Director. Utsang Desai is the President and Owner of the group of SGE, SAI-GANESH Enterprises Ltd. SGE is a family owned & operated hospitality group that specializes in Franchising & Commercial Construction. Utsang is an expert in Franchise Development, Real Estate Leasing and Construction. Utsang's background has involved running & executing new product launch programs, business development, developing marketing materials, and products sales. He thrives in challenging, fast paced environments where his project management, creativity and marketing research skills can directly affect how products and services are communicated and delivered to consumers. Utsang is experienced in Business Strategies, Investments, Wealth Management, Marketing and Public Relations. He is experienced in delivering superior social corporate responsibilities. Utsang understands Business Relations very closely and has made good relations with major suppliers, wholesalers, leasing agents, landlords and bank managers across Canada.

Francois Arbour, Director. Francois Arbour is a serial entrepreneur, technologist, and investor with more than 20 years of experience in digital marketing, e-commerce, and technology. He is currently the co-founder and CEO of designstripe.com, a design tool for non-designers. Francois founded Premiumbeat.com in 2004 as one of the first websites to sell royalty-free stock music online. He sold Premiumbeat.com to Shutterstock in 2015, where he stayed on as an executive for 2 years. Francois then invested in more than 80 startups, including companies like Oura Ring, Fightcamp, Palantir and Instacart. Francois has been working with technology since he was six years old—when he first learned to code on an Apple IIe computer—and he continues to be passionate about using technology for good.

Corporate Governance

Corporate governance relates to the activities of the board of directors, the members of which are elected by and are accountable to the shareholders of the corporation, and takes into account the role of the individual members of management who are appointed by the board of directors and who are charged with the day to day management of the corporation. Our board of directors is committed to sound corporate governance practices, which are both in the interest of the shareholders of Odd Burger and contribute to effective and efficient decision making. The Canadian Securities Administrators has issued corporate governance guidelines pursuant to National Policy 58-201-Corporate Governance Guidelines (the “Corporate Governance Guidelines”). Pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), we are required to disclose our corporate governance practices as summarized below.

Board of Directors

The Board is currently comprised of six directors, James McInnes (Chairman), Edward (Ted) Sehl, Vasiliki McInnes, Michael Fricker, Utsang Desai and Francois Arbour. Michael Fricker and Francois Arbour are independent directors of the Company and have no ongoing interest or relationship with the Company other than their security holdings in the Company and serving as directors.

Under our articles and the BCBCA, a director may be removed with or without cause by a resolution passed by a special majority of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. To the extent directors are elected or appointed to fill casual vacancies or vacancies arising from the removal of directors, in both instances whether by shareholders or directors, the directors shall hold office until the remainder of the unexpired portion of the term of the departed director that was replaced.

The disclosure set out below includes disclosure required by NI 58-101 describing our approach to corporate governance in relation to the Corporate Governance Guidelines of the TSX.

Director Independence

Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of National Instrument 52-110-Audit Committees (“NI 52-110”).

Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect relationship which could, in the view of our board of directors, be reasonably expected to interfere with a director’s independent judgment. National Policy 58-201 – Corporate Governance Guidelines suggests that the board of directors of a public corporation should be constituted with a majority of individuals who qualify as “independent” directors. The board of directors is responsible for determining whether a director is an independent director.

In addition, applicable Nasdaq rules require a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. Under applicable Nasdaq rules, a director will only qualify as an “independent director” if, in the opinion of the listed company’s board of directors, that person does not have a material relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Consistent with these considerations, and based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has affirmatively determined that Michael Fricker and Francois Arbour are “independent” as that term is defined under the listing standards of Nasdaq and NI 58-101. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director. James McInnes (President and CEO), Edward (Ted) Sehl (CFO) and Vasiliki McInnes (COO), are members of management and, as a result, are not independent directors. Accordingly, our board of directors is not comprised of a majority of independent directors.

Directorships

The following directors of the Company are directors of other reporting issuers:

Director	Other Reporting Issuers
Ted Sehl	● Hammond Manufacturing Company Limited
Michael Fricker	● Hammond Manufacturing Company Limited

Orientation and Continuing Education

As of the date of this prospectus, each new director is given an outline of the nature of our business, our corporate strategy, and current issues with the Company along with a description of the committees constituted by our board of directors. New directors are also expected to be required to meet with our management to discuss and better understand our business and will be advised by the Company’s counsel of their legal obligations as directors of the Company. The introduction and education process will be reviewed on an annual basis by the board of directors and will be revised as necessary.

Ethical Business Conduct

Our board of directors has found that the fiduciary duties placed on individual directors by our governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the board of directors in which the director has an interest have been sufficient to ensure that our board of directors operates independently of management and in the best interests of the Company. Our board of directors has also found that the in camera sessions of the independent directors held in conjunction with our board of directors meetings also help to ensure that directors exercise independent judgement in considering transactions and agreements. Under corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, as some of the directors of the Company also serve as directors and officers of other companies engaged in similar business activities, directors must comply with the conflict of interest provisions of the BCBCA, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Any interested director would be required to declare the nature and extent of his interest and would not be entitled to vote at meetings of directors which evoke such a conflict.

Code of Business Conduct and Ethics

Our board of directors intends to adopt a Code of Business Conduct and Ethics that applies to our directors, officers and employees. A copy of this code will be made available on our website. We intend to disclose on our website any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions.

Family Relationships

Except for the marital relationship between James McInnes and Vasiliki McInnes, there are no family relationships among our directors and/or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K that are material to an evaluation of the ability or integrity of any director or executive officer of the Company.

Nomination of Directors

Our board of directors presently seeks and determines new nominees to the board of directors, although no formal process has been adopted. The nominees are generally the result of recruitment efforts by the board members, including both formal and informal discussions among the board members and officers.

Compensation

The remuneration of the directors and the Chief Executive Officer of the Company will be set and periodically reviewed by the board of directors on the recommendation of the Corporate Governance & Compensation Committee. The Corporate Governance & Compensation Committee is currently composed of Michael Fricker and Francois Arbour, each of whom are considered “independent” by the board of directors. The Corporate Governance & Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to Chief Executive Officer and director performance and will evaluate performance to determine compensation. The Corporate Governance & Compensation Committee will also make recommendations to the board of directors regarding compensation, including incentive and equity-based compensation plans and review director and executive officer compensation disclosure prior to public disclosure. See “Executive Compensation” and “Director Compensation.”

The Audit Committee

The primary function of the audit committee of our board of directors (the “Audit Committee”) is to assist the board of directors in fulfilling its financial oversight responsibilities by monitoring: (i) the quality and integrity of our financial statements and other financial information; (ii) the compliance of such statements and information with legal and regulatory requirements; (iii) the qualifications, independence and performance of our independent external auditors; and (iv) the performance of our internal accounting procedures. In meeting these responsibilities, the Audit Committee monitors the financial reporting process and internal control system; reviews and appraises the work of external auditors and provides an avenue of communication between the external auditors, senior management and our board of directors. The Audit Committee is also mandated to review and approve all material related party transactions.

Audit Committee Charter

Our Board has adopted a written charter (filed as an exhibit to this Registration Statement) setting forth the purpose, composition, authority and responsibility of our Audit Committee (the “Audit Committee Charter”), consistent with National Instrument 52-110 – Audit Committees (“NI 52-110”).

Composition of the Audit Committee

Our Audit Committee consists of three directors, including Michael Fricker, as of July 26, 2022, Francois Arbour, and as of September 29, 2022, Utsang Desai. Michael Fricker and Francois Arbour are independent directors and financially literate within the meaning of NI 52-110.

Relevant Education and Experience of Audit Committee Members

Each of our Audit Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting.

Michael Fricker is the CFO at Reunion Foods Inc. (makers of Mother Raw plant-based dressings and dips) and Qvella Corporation. Previously, Michael was CFO at Bento Sushi – North America’s second largest sushi brand with over 900 franchised locations. Michael is a seasoned executive with over 25 years of experience in various finance roles across a variety of industries including restaurant. Prior to Michael’s years as a CFO, his experience included private equity and venture capital (investment side), corporate finance and commercial banking. The common thread throughout his career is working closely with great management teams of high growth, entrepreneurial businesses. Michael is a CPA (CA) and CFA charter holder. He is currently a director of Hammond Manufacturing Co. Ltd.

Utsang Desai is the President and Owner of the group of SGE, SAI-GANESH Enterprises Ltd. SGE is a family owned & operated hospitality group that specializes in Franchising & Commercial Construction. Utsang is an expert in Franchise Development, Real Estate Leasing and Construction. Utsang's background has involved running & executing new product launch programs, business development, developing marketing materials, and products sales. He thrives in challenging, fast paced environments where his project management, creativity and marketing research skills can directly affect how products and services are communicated and delivered to consumers. Utsang is experienced in Business Strategies, Investments, Wealth Management, Marketing and Public Relations. He is experienced in delivering superior social corporate responsibilities. Utsang understands Business Relations very closely and has made good relations with major suppliers, wholesalers, leasing agents, landlords and bank managers across Canada.

Francois Arbour is a serial entrepreneur, technologist, and investor with more than 20 years of experience in digital marketing, e-commerce, and technology. He is currently the co-founder and CEO of designstripe.com, a design tool for non-designers. Francois founded Premiumbeat.com in 2004 as one of the first websites to sell royalty-free stock music online. He sold Premiumbeat.com to Shutterstock in 2015, where he stayed on as an executive for 2 years. Francois then invested in more than 80 startups, including companies like Oura Ring, Fightcamp, Palantir and Instacart. Francois has been working with technology since he was six years old—when he first learned to code on an Apple IIe computer—and he continues to be passionate about using technology for good.

External Auditor Service Fee

The aggregate fees billed by the Company’s external auditors in each of the last two (2) fiscal years for audit and other fees are as follows:

Financial Year Ending	Audit Fees (CAD$)(1)	Audit Related Fees (CAD$)(2)	Tax Fees (CAD$)(3)	All Other Fees (CAD$)(4)
2021	205,953	30,000	45,500	—
2020	125,055	30,000	20,500	—

Notes:

(1) “Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of Odd Burger’s consolidated financial statements and fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements.

(2) “Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents and reviews of securities filings.

(3) “Tax Fees” This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) “All Other Fees” include all other non-audit services.

Audit Committee Oversight

The Audit Committee has not made any recommendations to our board of directors to nominate or compensate any auditor other than MNP.

Pre-Approval Policies and Procedures

Other than as set forth in the Audit Committee Charter, the Audit Committee has not adopted any specific policies and procedures for the engagement of non-audit services.

Exemption

As a venture issuer, Odd Burger is relying upon on the exemption in section 6.1 of NI 52-110 from the requirements of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations).

Assessments

The Board has not implemented a process for assessing its effectiveness. As a result of the Company’s size, its stage of development and the limited number of individuals on our board of directors, our board of directors has considered a formal assessment process to be inappropriate at this time.

Risk Oversight

The Board oversees a company-wide approach to risk management. The Board determines the appropriate risk level for us generally, assess the specific risks faced by us and review the steps taken by management to manage those risks. While the Board will have ultimate oversight responsibility for the risk management process, the Audit Committee will oversee risk in certain specified areas.

Our Audit Committee oversees management of enterprise risks and financial risks, as well as potential conflicts of interests. The Board is responsible for overseeing the management of risks associated with the independence of our board of directors.

Board Diversity

While we do not have a formal policy on diversity, our board of directors considers diversity to include the skill set, background, reputation, type and length of business experience of our board members as well as a particular nominee’s contributions to that mix. Our board of directors believes that diversity promotes a variety of ideas, judgments and considerations to the benefit of our Company and shareholders.

On August 6, 2021, the Securities and Exchange Commission approved a proposed rule from Nasdaq on diversity of boards of directors of companies listed on Nasdaq. Under the rule as approved, “foreign private issuers” can meet the diversity requirement with either two female directors or one female director and one director who is an underrepresented individual based on national, racial, ethnic, indigenous, cultural, religious or linguistic identity in its home country or LGBTQ+. Companies with five or fewer directors can meet the requirement by having at least one director who meets the definition of “diverse” under the new rule. The requirements will become effective from August 7, 2023.

Differences between Our Corporate Governance Practices and the Listing Rules of the

The listing rules of Nasdaq include certain accommodations in relation to corporate governance requirements that allow foreign private issuers, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each instance of non-compliance with Nasdaq listing rules that we do not follow and describe the Canadian corporate governance practices that we do follow in lieu of the relevant Nasdaq corporate governance standard.

We intend to continue to follow Canadian corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:

●	Quorum at Shareholder Meetings. Nasdaq Stock Market Listing Rule 5620(c) requires that for any meeting of shareholders, the quorum must be no less than 33.33% of the outstanding shares of common voting stock. The articles of the Company provide that a quorum of shareholders is present at a meeting of shareholders of the Company if at least two persons are present in person or by proxy, each of whom is entitled to vote at the meeting, and who holds or represents by proxy not less than 5% of the shares entitled to vote at the meeting. See “Description of Share Capital and Articles of Association — Articles of Association and Other Share Information — Description of the Rights and Benefits Attached to Our Shares — Quorum and majorities.”

●	The Corporate Governance & Compensation Committee. Nasdaq Stock Market Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to, the board of directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. Nasdaq Stock Market Listing Rule 5605(d) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. The remuneration of the directors and the Chief Executive Officer of the Company is set and periodically reviewed by the board of directors on the recommendation of the Corporate Governance & Compensation Committee. Our entire board of directors, and not the Corporate Governance & Compensation Committee, seeks and determines new nominees to our board of directors.

●	Charters. Nasdaq Stock Market Listing Rules 5605(c)(1), (d) (1) and (e)(2) require that each committee of the board of directors must have a formal written charter. Our board of directors has adopted the Audit Committee Charter, but has not adopted a charter for the Corporate Governance & Compensation Committee.

●	Meetings of Independent Directors. Nasdaq Stock Market Listing Rule 5605(b)(2) requires that independent directors must have regularly scheduled meetings at which only independent directors are present. We do not intend to require our independent directors to meet separately from the full board of directors on a regular basis or at all, although the board of directors is supportive of its independent members voluntarily arranging to meet separately from the other members of our board of directors when and if they wish to do so.

COMPENSATION OF OUR DIRECTORS AND EXECUTIVE MANAGEMENT

Summary Compensation Table

The following table sets forth all annual and long term compensation for the three most recently completed financial years for services in all capacities to the Company and its subsidiaries, if any, in respect of individual(s) who were acting as, or were acting in a capacity similar to, a chief executive officer or chief financial officer and the three most highly compensated individuals whose total compensation exceeded CAD$150,000 per annum (the ”Named Executive Officers” or “NEOs”).

SUMMARY COMPENSATION TABLE

	Non-Equity Incentive Plan Compensation (CAD$)
Name and Principal Position	Year Ended	Salary (CAD$)	Share- Based Awards (CAD$)	Option- Based Awards (CAD$)		Annual Incentive Plans	Long-Term Incentive Plans	Pension Value (CAD$)	All Other Compensation (CAD$)	Total Compensation (CAD$)
James McInnes	2022	158,024	Nil	Nil	)	Nil	Nil	Nil	Nil	158,024
President and Chief	2021	126,191	Nil	374,057(1		Nil	Nil	Nil	Nil	500,248
Executive Officer	2020	25,609	Nil	Nil		Nil	Nil	Nil	Nil	25,609

Vasiliki McInnes	2022	143,025	Nil	Nil		Nil	Nil	Nil	Nil	143,025
Chief Operting	2021	114,928	Nil	374,057(1)		Nil	Nil	Nil	Nil	488,985
Officer	2020	24,821	Nil	Nil		Nil	Nil	Nil	Nil	24,821

Ted Sehl(3) Chief Financial	2022	200,902	Nil	Nil		Nil	Nil	Nil	Nil	200,902
Officer	2021	54,761	Nil	301,829(2)		Nil	Nil	Nil	Nil	356,590

Carlo Rigillo(3) Former Chief Financial Officer	2021	68,000	Nil	127,889	(1)	Nil	Nil	Nil	Nil	195,889

Notes:

(1)	The grant date fair value of these options was estimated using the Black-Scholes option pricing model assuming an expected life of 5 years, share price of CAD$0.40, a risk-free interest rate of 0.94%, dividend yield of CAD$0 and an expected volatility of 66% based on industry average as sufficient historical data was not available for the Company’s stock price. The Black-Scholes value assigned as CAD$0.2201 per Option.

(2)	The grant date fair value of 150,000 these options was estimated using the Black-Scholes option pricing model assuming an expected life of 5 years, share price of CAD$1.16, a risk-free interest rate of 0.86%, dividend yield of CAD$0 and an expected volatility of 66% based on industry average as sufficient historical data was not available for the Company’s stock price. The Black-Scholes value assigned as CAD$0.2201 per Option. The grant date fair value of 431,000 these options was estimated using the Black-Scholes option pricing model assuming an expected life of 5 years, share price of CAD$1.16, a risk-free interest rate of 0.86%, dividend yield of CAD$0 and an expected volatility of 66% based on industry average as sufficient historical data was not available for the Company’s stock price. The Black-Scholes value assigned as CAD$0.6237 per Option.

(3)	Mr. Sehl was appointed CFO in the place of Mr. Rigillo on June 28, 2021.

Incentive Plan Awards

The Option Plan

The Company’s stock option plan (the “Option Plan”) permits the granting of options to purchase the Company’s common shares (Options) to directors, officers and employees of, and consultants to, the Company. The Option Plan limits the total number of common shares that may be issued on exercise of Options outstanding at any time under the Option Plan to 10% of the number of common shares issued and outstanding (less the number of common shares reserved for issuance under any other share based compensation arrangement of the Company), subject to the following additional limitations:

1.	the aggregate number of Options granted to any one participant (and companies wholly owned by that participant) in a 12 month period must not exceed 5% of the issued and outstanding common shares, calculated on the date an Option is granted to the person (unless the Company has obtained the requisite disinterested shareholder approval), less the aggregate number of common shares reserved for issuance to such person under any other share based compensation arrangement of the Company;

2.	the aggregate number of common shares reserved for issuance under Options granted to insiders of the Company (as a group) at any point in time must not exceed 10% of the issued and outstanding common shares, less the aggregate number of common shares reserved for issuance to insiders under any other share based compensation arrangement of the Company; and

3.	the grant to insiders (as a group), within a 12-month period of an aggregate number of Options must not exceed 10% of the issued and outstanding common shares, calculated at the date an Option is granted to any insider, less the aggregate number of common shares reserved for issuance to insiders under any other share based compensation arrangement of the Company.

Each Option and all rights thereunder will expire on the date set out in the applicable option agreement. Under the Option Plan, in the event of the death of a participant, the Options previously granted to such participant will be exercisable only within one year after such death and then only to the extent that such deceased participant was entitled to exercise his Option at the date of his death. In the event that a participant shall cease to be a director, officer, consultant or employee of the Company or ceases to be a Management Company Employee (as defined in the Option Plan), for any reason (other than death), such participant may exercise his or her Option to the extent that the participant was entitled to exercise it at the date of such cessation, provided that such exercise must occur within 90 days after the participant ceases to be a director, officer, consultant, employee or a Management Company Employee, subject to extension at the discretion of the Board.

Pursuant to the Option Plan, the exercise price shall be fixed by the Board at the time that the Option is granted; however, no Option shall be granted with an exercise price at a discount to the market price. The market price shall be the closing price of the common shares on any stock exchange on which the common shares are then listed on the first day preceding the date of grant. The Option Plan also provides that the Board may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, subject to any vesting restrictions imposed by any stock exchange on which the common shares are then listed. The Option Plan includes a black-out provision. Pursuant to the policies of the Company respecting restrictions on trading, there are a number of periods each year during which directors, officers and certain employees are precluded from trading in the Company’s securities. These periods are referred to as “black-out periods”. A black-out period is designed to prevent a person from trading while in possession of material information that is not yet available to other shareholders.

The Option Plan includes a provision that, should an Option expiration date fall within a black-out period or immediately following a black-out period, the expiration date will automatically be extended without any further act or formality, to that date which is the 10th business day after the end of the black-out period, and the 10 business day period may not be further extended by the Board.

Based on the policies of the TSXV and industry practice, the Option Plan specifies the types of amendments to the Option Plan and the Options granted thereunder that can be made by the Board without the approval of the shareholders. The Option Plan allows the Board to terminate or discontinue the Option Plan at any time without the consent of the Option holders, provided that such termination or discontinuance shall not alter or impair any Option previously granted under the Option Plan. The only amendments to the Option Plan that would be subject to shareholder approval are amendments that would:

1.	reduce the exercise price of an outstanding Option, including a cancellation of an Option and re-grant of an Option in conjunction therewith, constituting a reduction of the exercise price of the Option;

2.	extend the expiry date of an Option held by an Insider of the Company (subject to such date being extended by virtue of the black-out provision noted above and the participant ceasing to be an eligible participant under the Option Plan);

3.	amend the limitations on the maximum number of common shares reserved or issued to insiders and independent directors;

4.	permit a participant to transfer or assign Options to a new beneficial owner other than for estate settlement purposes;

5.	increase the maximum number of common shares issuable pursuant to the Option Plan; or 6. amend the amendment provisions of the Option Plan.

Pursuant to the Option Plan, all benefits, rights and options accruing to any participant are not transferable or assignable except in the event of the death of a participant.

The Option Plan is administered by the Board (or a committee thereof), which has the power, subject to the limits imposed by the Option Plan, to (i) award Options under the Option Plan; and (ii) determine the terms under which Options are granted. In determining the persons to whom Options will be granted, the Board takes into account such factors as it determines in its sole discretion, which may include any one or more of the following:

1.	compensation data for comparable benchmark positions among the Company’s peer group;

2.	the duties, responsibilities, position and seniority of the grantee;

3.	various corporate performance measures for the applicable period compared with internally established performance measures approved by the Board and/or similar performance measures of members of the Company’s peer group for such period;

4.	the individual contributions and potential contributions of the grantee to the Company’s success;

5.	any bonus payments paid to or to be paid to the optionee, and any previous stock options granted to the optionee, in respect of his or her individual and potential contributions to the Company’s success;

6.	the fair market value or current market price of the common shares at the time of such grant; and

7.	such other factors as the Board deems relevant in its sole discretion in connection with accomplishing the purposes of the Option Plan.

Outstanding Share-Based Awards and Option-Based Awards

The following table provides details regarding outstanding Named Executive Officer option and share-based awards, as applicable, for the most recent completed financial year:

Outstanding share-based awards and option-based awards

		Option-based Awards					Share-based Awards
Name	Year	Number of securities underlying unexercised Options (#)		Option exercise price (CAD$)	Option expiration date	Aggregate value of unexercised in-the-money Options (CAD$)(1)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested (CAD$)	Market or payout value of vested share-based awards not paid out or distributed (CAD$)
James McInnes CEO	2022	1,699,476		0.40	April 13, 2026	Nil	Nil	Nil	Nil

Vasiliki McInnes COO	2022	1,699,476		0.40	April 13, 2026	Nil	Nil	Nil	Nil

Ted Sehl(3) CFO	2022	150,000		0.40	April 13, 2026	Nil	Nil	Nil	Nil
		431,000		1.22	June 4, 2026	Nil	Nil	Nil	Nil

Carlo Rigillo(3) Former CFO	2022	581,054	(3)	0.40	April 13, 2026	Nil	Nil	Nil	Nil

Notes:

(1)	Based on the September 30, 2022 closing price of CAD$0.34 per common share.
(2)	Mr. Sehl was appointed CFO in the place of Mr. Rigillo on June 28, 2021.
(3)	Upon Mr. Rigillo’s departure of portion of these options (130,000 options) were vested and exercised. The remainder were cancelled.

Please see “2021 Performance and Compensation - Stock Options” for a discussion of the Stock Option Plan and determinations of awards during 2021. Please see “Securities Authorized for Issuance under Equity Compensation Plans” for details regarding the Stock Option Plan.

Incentive Plan Awards – Value Vested or Earned During the Year

For each Named Executive Officer, the following table sets forth: (1) the value of option-based awards which vested or were earned during the financial year ended September 30, 2022, (2) the value of non-equity incentive plan compensation earned during the financial year ended September 30, 2022, and (3) the value of share-based awards which vested or were earned during the financial year ended September 30, 2022.

Name and Title	Option-Based Awards – Value of in-the-money vested during the year(1) (CAD$)	Non-Equity Incentive Compensation – Value earned during the year (CAD$)	Share-Based Awards – Value vested during the year (CAD$)
James McInnes CEO	Nil	Nil	Nil
Vasiliki McInnes COO	Nil	Nil	Nil
Ted Sehl(2) CFO	Nil	Nil	Nil

Notes:

(1)	Based on the September 30, 2022 closing price of CAD$0.34 per common share.
(2)	Mr. Sehl was appointed CFO on June 28, 2021.

Pension Plan Benefits

Odd Burger does not have in place any deferred compensation plan or pension plan that provides for payments or benefits at, following or in connection with retirement.

Termination and Change of Control Benefits

Except as otherwise disclosed herein, Odd Burger has not entered into management contracts with any director, officer, employee or consultant. Except as disclosed herein, no management function of Odd Burger or its subsidiaries are performed by a person other than a director or senior officer of Odd Burger. Except as outlined below, there are no compensatory plan(s) or arrangement(s), with respect to any NEO resulting from the resignation, retirement or any other termination of employment of an officer’s employment or from a change of NEO’s responsibilities following a change in control.

Each of the executive Employment Agreements with each of the Named Executive Officers is substantially the same.

The Named Executive Officers have agreed to serve the named capacity for Odd Burger and will continue until terminated under the terms of the Employment Agreement.

The employment agreements sets out the duties and terms of employment, as well as compensation, benefits, and incentives. Under the terms of the employment agreement, each Named Executive Officer will have an initial annual salary, which amount will be subject to annual review by the Board or the Compensation Committee.

The employment agreements include confidentiality and non-solicitation provisions which extend beyond termination of the agreement. The non-solicitation provision extends for 12 months following termination.

Employment Agreement with James McInnes

Effective December 30, 2020, Odd Burger has entered into an employment agreement with James McInnes dated pursuant to which James McInnes will act as President and CEO of Globally Local. Under the terms of the agreement, James McInnes is entitled to a base salary of CAD$150,000 per annum. In addition, James McInnes is eligible to participate in any benefit plan or program offered from time to time.

In the event the James McInnes’ employment is terminated by Odd Burger with cause, by voluntary resignation of James McInnes, or by reason of illness, disability or incapacity, James McInnes is entitled to receive, due and payable in a lump sum within seven days following the date of termination, the portion of his annual salary and benefits earned up to the date of termination not already paid. In the event James McInnes’ employment is terminated by Odd Burger without cause or there is a change of control of Odd Burger, James McInnes is entitled to receive, due and payable in a lump sum on the 15th day following the last day worked: (i) all salary earned, but not yet paid, up to the last day actually worked by the executive, as well as all vacation pay due and owing as of such date; (ii) any accrued but unpaid annual bonuses; and (iii) a retiring allowance equal to CAD$150,000 plus the annual average of any annual bonus amounts over the previous two years. Upon a change of control, all Options, prior to the change of control but unvested will automatically and irrevocably become vested in full.

Employment Agreement with Ted Sehl

Effective May 20, 2021, Odd Burger has entered into an employment agreement with Ted Sehl dated pursuant to which Mr. Sehl will act as CFO of Odd Burger. Under the terms of the agreement, Mr. Sehl is entitled to a base salary of CAD$200,000 per annum. In addition, Mr. Sehl is eligible to participate in any benefit plan or program offered from time to time.

In the event the Sehl’s employment is terminated by Odd Burger with cause, by voluntary resignation of Mr. Sehl, or by reason of illness, disability or incapacity, Mr. Sehl is entitled to receive, due and payable in a lump sum within seven days following the date of termination, the portion of his annual salary and benefits earned up to the date of termination not already paid. In the event Mr. Sehl’s employment is terminated by Odd Burger without cause or there is a change of control of Odd Burger, Mr. Sehl  is entitled to receive, due and payable in a lump sum on the 15th day following the last day worked: (i) all salary earned, but not yet paid, up to the last day actually worked by the executive, as well as all vacation pay due and owing as of such date; (ii) any accrued but unpaid annual bonuses; and (iii) a retiring allowance equal to CAD$100,000 plus the annual average of any annual bonus amounts over the previous two years. Upon a change of control, all Options, prior to the change of control but unvested will automatically and irrevocably become vested in full.

Employment Agreement with Vasiliki McInnes

Effective December 30, 2020, Odd Burger has entered into an employment agreement with Vasiliki McInnes dated pursuant to which Vasiliki McInnes will act as COO of Odd Burger. Under the terms of the agreement, Vasiliki McInnes is entitled to a base salary of CAD$135,000 per annum. In addition, Vasiliki McInnes is eligible to participate in any benefit plan or program offered from time to time.

In the event the Vasiliki McInnes’ employment is terminated by Odd Burger with cause, by voluntary resignation of Vasiliki McInnes, or by reason of illness, disability or incapacity, Vasiliki McInnes is entitled to receive, due and payable in a lump sum within seven days following the date of termination, the portion of her annual salary and benefits earned up to the date of termination not already paid. In the event Vasiliki McInnes’ employment is terminated by Odd Burger without cause or there is a change of control of Odd Burger, Vasiliki McInnes is entitled to receive, due and payable in a lump sum on the 15th day following the last day worked: (i) all salary earned, but not yet paid, up to the last day actually worked by the executive, as well as all vacation pay due and owing as of such date; (ii) any accrued but unpaid annual bonuses; and (iii) a retiring allowance equal to CAD$135,000 plus the annual average of any annual bonus amounts over the previous two years. Upon a change of control, all Options, prior to the change of control but unvested will automatically and irrevocably become vested in full.

DIRECTOR COMPENSATION

The Company currently has six directors, three of which, James McInnes, Vasiliki McInnes, and Ted Sehl are also a Named Executive Officers. For a description of the compensation paid to the Named Executive Officers who also act as directors of the Company, see “Executive Compensation.”

The Corporate Governance & Compensation Committee is responsible for the development and implementation of a compensation plan for the Outside Directors. The Company does not pay any compensation to officers for acting as a director.

Members of the Board of Directors are not paid any remuneration in their capacities as such. Directors are reimbursed, however, for miscellaneous out-of-pocket expenses in carrying out their duties as directors and are granted Options pursuant to the Option Plan, respectively, from time to time. The Corporate Governance & Compensation Committee determines the number of Options awarded to directors. When determining the number of Options to be granted to directors, consideration is given to the number of Options previously granted to the directors and the fact that the directors do not receive any other form of compensation.

Director Compensation

Directors of the Company who are not officers did not receive and were not entitled to receive any fees for their services in financial year 2022, other than as set out below.

Directors may receive Option grants as determined by the Board. The exercise price of such Options is determined by the Board as described under “Securities Authorized for Issuance under Equity Compensation Plans.”

Directors are also entitled to receive compensation, to the extent that they provided services to the Company, at rates that would otherwise be charged by such directors for such services to arm’s length parties or less.

Director Summary Compensation Table

The following compensation table sets out the compensation paid to each of the Company’s directors (other than any directors who are also NEOs) for the most recently completed year:

Name	Year	Fees earned (CAD$)	Share- based awards (CAD$)(1)	Option- based awards (CAD$)(2)		Non-equity incentive plan compensation (CAD$)	Pension value (CAD$)	All other Compensation (CAD$)	Total (CAD$)
William MacDonald(3)	2022	Nil	Nil	Nil	(4)	Nil	Nil	Nil	Nil
Michael Fricker (6)	2022	Nil	Nil	55,110	(4)	Nil	Nil	Nil	55,110
Francois Arbour(6)	2022	Nil	Nil	35,490	(5)	Nil	Nil	Nil	35,490

Notes:

(1)	”Share-Based Award” means an award under an equity incentive plan of equity-based instruments that do not have option like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.
(2)	”Option-Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features.
(3)	Mr. MacDonald resigned as a Director on September 29, 2022.
(4)	The grant date fair value of these options was estimated using the Black-Scholes option pricing model assuming an expected life of 5 years, share price of CAD$0.75, a risk-free interest rate of 1.25%, dividend yield of CAD$0 and an expected volatility of 56.6% based on industry average as sufficient historical data was not available for the Company’s stock price. The Black-Scholes value assigned as CAD$0.2201 per Option.
(5)

The grant date fair value of these options was estimated using the Black-Scholes option pricing model assuming an expected life of 5 years, share price of CAD$0.40, a risk-free interest rate of 3.19%, dividend yield of CAD$0 and an expected volatility of 60.7% based on industry average as sufficient historical data was not available for the Company’s stock price. The Black-Scholes value assigned as CAD$0.2366 per Option.

(6)	Mr. Fricker became a Director on December 31, 2021. Mr. Arbour became a Director on July 26, 2022.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held by directors (other than any directors who are also NEOs) as at September 30, 2022:

Outstanding share-based awards and option-based awards

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price (CAD$)	Option expiration date	Aggregate value of unexercised in-the-money Options (CAD$)(1)		Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested (CAD$)	Market or payout value of vested share-based awards not paid out or distributed (CAD$)
William MacDonald(2)	Nil	N/A	N/A	Nil	(1)	Nil	N/A	N/A

Michael Fricker(3)	150,000	0.75	Dec. 31, 2026	Nil		Nil	N/A	N/A

Francois Arbour(3)	150,000	0.40	Aug. 22, 2027	Nil		Nil	N/A	N/A

Notes:

(1)	Based on the September 30, 2022 closing price of CAD$0.34 per common share.
(2)	Mr. MacDonald resigned as a Director on September 29, 2022.
(3)	Mr. Fricker and Mr. Arbour each jointed the board subsequent to the year ended September 30, 2021.

Please see “Securities Authorized for Issuance under Equity Compensation Plans” for details regarding the Stock Option Plan.

Other Compensation

Other than as set forth herein, the Company did not pay any other compensation to executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the last completed financial year other than benefits and perquisites which did not amount to CAD$10,000 or greater per individual.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth securities of the Company that are authorized for issuance under equity compensation plans as at the date hereof.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for issuance under equity compensation plans (excluding outstanding securities reflected in Column 1)
Equity compensation plans approved by securityholders	5,094,452	0.58	3,189,439
Equity compensation plans not approved by securityholders	Nil	Nil	N/A
Total	5,094,452	CAD$0.58	3,189,439

Note:

(1)	Based on the September 30, 2021 outstanding shares of 82,838,918.

RELATED PARTY TRANSACTIONS

Related Party Transaction Policy

The Company’s policy is to conduct all transactions with related parties at arm’s length to align with market terms and conditions. Key management personnel are those persons who have the authority and the responsibility for planning, directing, and controlling the activities of the Company and/or its subsidiary, directly or indirectly, including any external director of the Company and/or its subsidiary. Key management includes the Company’s Chief Executive Officer, Chief Operating Officer and Chief Financial Officer and its external directors.

Loan to CEO

The Company had two loans payable to family members of the CEO of the Company that bear interest at 9.95% and 3.45%. Both loans are secured against personal property. As at September 30, 2021 both of the loans had been paid off; the balances outstanding on such loans at September 30, 2021 were CAD$Nil (2020 – CAD$20,146) and CAD$Nil (2020 - CAD$10,343) respectively.

Employment Agreements

We have entered into employment agreements with certain of our executive officers and key employees. For more information regarding these agreements, see “Management.”

Requirements under the Business Corporations Act (British Columbia)

Pursuant to the BCBCA, directors and officers are required to act honestly and in good faith with a view to the best interests of the company.

Under the BCBCA, subject to certain limited exceptions, a director who holds a disclosable interest in a material contract or transaction into which we have entered or propose to enter shall not vote on any directors’ resolution to approve the contract or transaction. A director or officer has a disclosable interest in a material contract or transaction if the director or officer:

●	is a party to the contract or transaction;

●	is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or

●	has a material interest in a party to the contract or transaction.

Generally, as a matter of practice, directors or officers who have disclosed a material interest in any contract or transaction that our board of directors is considering will not take part in any board discussion respecting that contract or transaction. If such directors were to participate in the discussions, they would abstain from voting on any matters relating to matters in which they have disclosed a disclosable interest.

Interests of Management and Others in Material Transactions

Other than as described elsewhere in this prospectus, there are no material interests, direct or indirect, of any of our directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of our outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date hereof that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

MATERIAL AGREEMENTS

We have not entered into any material agreements other than in the ordinary course of business and other than those described below or in this prospectus.

The Amended and Restated Amalgamation Agreement dated March 8, 2021 by and between Black Lion Capital Corp. and 2204901 ONTARIO INC. o/a Globally Local.

On January 29, 2021, Black Lion Capital Corp. (“Black Lion”) entered into an amalgamation agreement with 2204901 Ontario Inc. (“Globally Local”) an arm’s length party, and 2801318 Ontario Inc., a wholly owned subsidiary of Black Lion (“Subco”), whereby Black Lion would acquire all of Globally Local’s common shares.

Effective April 13, 2021, Black Lion completed the transaction with Globally Local. The transaction was completed by way of statutory amalgamation whereby Black Lion amalgamated Subco and all of the outstanding shares of Globally Local were exchanged on the basis of Black Lion shares on a one-for-one basis. Pursuant to the transaction, the Company: (a) consolidated our shares on the basis of one consolidated share in Globally Local for every 2.5 shares in Black Lion; (b) acquired all of the securities of Globally Local in exchange for securities of the Company pursuant to the terms of the Amalgamation Agreement; (c) effected an amalgamation between Subco and Globally Local, with Globally Local being the surviving entity and wholly owned subsidiary of Black Lion, on the terms and conditions set forth in the Amalgamation Agreement, whereby the holders of the securities of Globally Local received securities of the Company on a one-for-one basis; (d) reorganized the management and the board of directors of the Company; and (e) approved and registered a name change of the Company from Black Lion Capital Corp. to “Globally Local Technologies Inc”.

The transaction constituted the qualifying transaction for the TSX Venture Exchange, pursuant to which Globally Local completed the private placement of CAD$4,200,000 of aggregate gross proceeds of subscription receipts. The subscription receipts were offered at an issuance price of CAD$0.40 per subscription receipt and each subscription receipt automatically entitled the holder thereof, without payment of any additional consideration and without any further action on the part of the holder, to acquire one Globally Local share upon the satisfaction of certain escrow release conditions, all in accordance with the terms and conditions of a subscription receipt agreement dated April 13, 2021 between Globally Local, what was formerly Black Lion Capital Corp., the Agent and AST Trust Company (Canada)(Subscription Indenture). All the subscription receipts have now been converted and exchanged for shares in the company. The private placement was led by Canaccord Genuity Corp. In connection with the private placement, the Agent (and sub-agents) were paid a cash commission of CAD$336,000, a corporate finance fee of CAD$50,000 and received 840,000 Agents’ Compensation Options to acquire 840,000 shares at a price of CAD$0.40 per share for a period of two years.

Sysco

Effective April 1, 2021, Odd Burger entered into an agreement with Sysco Southwestern Ontario, a division of Sysco for the distribution by Sysco throughout Canada of Odd Burger’s proprietary plant-based protein and dairy alternatives products and sauces to the foodservice industry.

Employment Agreements

We have entered into employment agreements with certain of our executive officers and key employees. For more information regarding these agreements, see “Management.”

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our common shares and warrants as of September 30, 2022:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our common shares.

To our knowledge, as of September 30, 2022, approximately 1,215,500 of our common shares are held of record by 6 residents of the United States.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including common shares that can be acquired within 60 days of September 30, 2022. Common shares subject to derivative securities currently exercisable or exercisable within 60 days of September 30, 2022 are deemed to be outstanding for computing the percentage ownership of the person holding these securities and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

The percentage ownership information shown in the table prior to this offering is based upon 85,161,418 common shares outstanding as of September 30, 2022. The percentage ownership information shown in the table after this offering is based on            common shares outstanding, assuming the sale of                   common units by us in this offering and no exercise of the underwriters’ option to purchase additional common shares.

Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all common shares shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act.

Except as otherwise indicated in the table below, addresses of the directors, members of the executive management team and named beneficial owners are in care of Odd Burger Corporation, 505 Consortium Court, London, ON, N6E 2S8.

The following table does not reflect any potential purchases of common shares by our executive officers, directors, their affiliated entities or holders of more than 5% of our common shares in this offering. If any shares are purchased by these persons or entities, the percentage of common shares beneficially owned by them after this offering will differ from the amounts set forth in the following table.

	Number of Common Shares		Percentage of Common Shares Beneficially Owned
Name of beneficial owner	Beneficially Owned		Before Offering	After Offering
5% or Greater Shareholders:
BoxOne Ventures Inc.(1)	13,262,500		15%

Executive Officers and Directors:
James McInnes (2) (3)	47,182,984	(4)	55.4%
Vasiliki McInnes (2)(3)	47,182,984	(4)	55.4%
Edward Sehl	*		*
Michael Fricker	*		*
Utsang Desai	*		*
Francois Arbour	*		*
All current directors and executive management as a group (6 persons)	47,182,984		55.4%

* Less than one percent.

(1)	BoxOne Ventures Inc. is arm’s length to Globally Local. The principals of BoxOne Ventures Inc. are Joshua Felker and Arvin Ramanathan.
(2)	Based on information disclosed in the public filings of the applicable party. Based on a total of 85,161,418 common shares issued and outstanding as at September 30, 2022.
(3)	James McInnes, our President, Chief Executive Officer and Director, is married to Vasiliki McInnes, our Chief Operating Officer and Director.
(4)

Includes for James McInnes (i) 22,275,000 shares held directly by James McInnes, (ii) 566,492 shares subject to options exercisable by James McInnes within 60 days of September 30, 2022, and (iii) 750,000 shares that James McInnes has a right to purchase upon the exercise of warrants to acquire 750,000 shares, that are exercisable within 60 days of September 30, 2022 at a price per share of CAD$0.60, and for Vasiliki McInnes, (i) 22,275,000 shares held directly by Vasiliki McInnes, (ii) 566,492 shares subject to options exercisable by Vasiliki McInnes within 60 days of September 30, 2022, and (iii) 750,000 shares that Vasiliki McInnes has a right to purchase upon the exercise of warrants to acquire 750,000 shares, that are exercisable within 60 days of September 30, 2022 at a price per share of CAD$0.60.

DESCRIPTION OF SHARE CAPITAL AND NOTICE OF ARTICLES AND ARTICLES

General

The following is a summary of the material rights of our share capital as contained in our notice of articles and articles and any amendments thereto. This summary is not a complete description of the share rights associated with our capital stock. For more detailed information, please see our notice of articles and articles, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Immediately prior to the closing of this offering, our authorized share capital under our notice of articles or articles will consist of an unlimited number of common shares and preferred shares, each without par value. Immediately following the closing of this offering, we expect to have issued and outstanding          common shares (             common shares if the underwriters’ over-allotment option is exercised in full). Immediately following the closing of this offering we also expect to have outstanding vested and unvested options granted pursuant to our stock option plan to acquire common shares, options available for grant under our equity incentive plans to acquire common shares and outstanding warrants to acquire common shares, assuming an initial public offering price of US$          per common unit, the midpoint of the range set forth on the cover page of this prospectus.

Common Units

Each common unit being offered in this offering consists of one common share and one warrant, each warrant exercisable for one common share. The common shares and warrants that are part of the common units are immediately separable and will be issued separately in this offering, although they will have been purchased together in this offering.

Pre-funded Units

Each pre-funded unit being offered in this offering consists of one pre-funded warrant and one warrant, each pre-funded warrant and warrant is exercisable for one common share. The pre-funded warrants and warrants that are part of the pre-funded units are immediately separable and will be issued separately in this offering, although they will have been purchased together in this offering.

Common Shares

Outstanding Shares

As a result, upon closing of this offering, based on the common shares outstanding as of          , 2022, our authorized share capital will consist of an unlimited number of common shares, each without par value, of which will be issued and outstanding.

As of September 30, 2022, we had 1,595,649 common shares issuable pursuant to exercisable outstanding stock options,3,176,303 common shares issuable pursuant to outstanding options that are not currently exercisable, and we had approximately 53 holders of record of our common shares.

Voting Rights

Under our articles, the holders of our common shares will be entitled to one vote for each common share held on all matters submitted to a vote of the shareholders, including the election of directors. Our notice of articles and articles do not provide for cumulative voting rights. Because of this, the holders of a plurality of the common shares entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

Dividends

Subject to priority rights that may be applicable to any then outstanding shares, holders of our common shares are entitled to receive dividends, as and when declared by our board of directors in their absolute discretion out of legally available funds. Our board of directors have the right and authority to declare dividends on any class of shares, to the exclusion of and without declaring dividends on any other class of shares, in their sole discretion as they see fit. For more information, see the section titled “Dividend Policy.”

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common shares will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding preferred shares.

Rights and Preferences

Our common shares contain no pre-emptive or conversion rights and have no provisions for redemption or repurchase for cancellation, surrender or sinking or purchase funds. There are no provisions in our notice of articles and articles requiring holders of common shares to contribute additional capital. The rights, preferences and privileges of the holders of our common shares are subject to and may be adversely affected by, the rights of the holders of any series of new preferred shares that may be created, authorized, designated, and issued in the future.

Fully Paid and Non-assessable

All of our outstanding common shares are, and the common shares to be issued pursuant to this offering, when paid for, will be fully paid and non-assessable.

Corporate Governance

Under the BCBCA, we will be required to hold a general meeting of our shareholders at least once every year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting. The BCBCA requires that meetings of shareholders shall be held at any place within British Columbia as our board of directors may from time to time determine unless the shareholders approve a different location by an ordinary resolution and this location is approved in writing by the registrar of companies. A notice to convene a meeting, specifying the date, time and location of the meeting must be sent to shareholders, to each director and the auditor not less than 21 days prior to the meeting or such other minimum period as required by the applicable securities laws. Under the BCBCA, shareholders entitled to notice of a meeting may waive or reduce the period of notice for that meeting, provided applicable securities laws requirements are met.

Pursuant to our articles, all business transacted at a special meeting of shareholders (except business relating to the conduct of or voting at the meeting, and all business transacted at an annual meeting of shareholders, except business relating to the conduct of or voting at the meeting, consideration of the financial statements, consideration of any director or auditor’s report, election of directors, setting or changing of the number of directors, appointment of the auditor, remuneration of the auditor, business arising out of a report of the directors not requiring the passage of a special resolution, and any other business which, under the articles or BCBCA, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders) is deemed to be special business. Notice of a meeting of shareholders at which special business is to be transacted shall (a) state the general nature of that business; and (b) if the special business includes considering, ratifying, adopting or authorizing any document, or the signing of any document, have attached to it the document or state that such document is available for inspection.

Under our articles, our board of directors has the power at any time to call a meeting of our shareholders where special business is to be considered.

Under our articles, and as permitted by the BCBCA, the board of directors may effect a share split or subdivision without shareholder approval.

Those entitled to vote at a meeting are entitled to attend meetings of our shareholders. Every shareholder entitled to vote may appoint one or more (but not to exceed five) proxyholders to attend the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. Directors, auditors, legal counsels, secretaries (if any), and any other persons invited by the chair of the meeting or with the consent of those at the meeting are entitled to attend any meeting of our shareholders but will not be counted in quorum or be entitled to vote at the meeting unless he or she or it is a shareholder or proxyholder entitled to vote at the meeting.

Material Differences Between the BCBCA and the DGCL

The material differences between the BCBCA and Delaware General Corporation Law (the “DGCL”) that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to our articles) the BCBCA generally requires a two-thirds majority vote by shareholders (including, in some circumstances, shareholders that otherwise do not have the right to vote), whereas the DGCL generally requires only a majority vote; (ii) under the BCBCA, holders of 5% or more of our shares that carry the right to vote at a meeting of shareholders can requisition a general meeting of shareholders at which special matters may be conducted, whereas such right does not exist under the DGCL; and (iii) under section 251(h) of the DGCL and under certain circumstances, friendly acquisitions do not require a shareholder vote on a second-step merger following consummation of a tender or exchange offer for a publicly listed Delaware corporation whereas the BCBCA does not contain a comparable provision; (iv) the BCBCA contains procedural provisions related to a plan of arrangement whereas the DGCL does not contain such a procedure comparable to the BCBCA plan of arrangement; (v) under section 203 of the DGCL and subject to specified exceptions, a corporation may not engage in a business combination with an interested shareholder for a period of three years after the time of the transaction in which the person became an interested shareholder, whereas the BCBCA does not contain a provision comparable to Section 203 of the DGCL with respect to business combinations; (vi) under the DGCL any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors whereas under the BCBCA, unless otherwise provided in the articles, a director may be removed by a two-thirds majority vote by shareholders; and (vii) unlike the DGCL which does not provide for any oppression remedy for shareholders of Delaware entities, the BCBCA provides an oppression remedy that enables a court to make an order, whether interim or final, if an application is made to the court by a shareholder in a timely manner and it appears to the court that there are reasonable grounds for believing (A) that the affairs of the corporation are being or have been conducted, or the powers of the directors are being or have been exercised, in a manner that is oppressive to one or more shareholders, or (B) that some act of the corporation has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders.

Certain Takeover Bid Requirements

Unless such offer constitutes an exempt transaction, an offer made by a person, an “offeror,” to acquire outstanding shares of a Canadian entity that, when aggregated with the offeror’s holdings (and those of persons or companies acting jointly with the offeror), would constitute 20% or more of the outstanding shares in a class, would be subject to the take-over provisions of Canadian securities laws. The foregoing is a limited and general summary of certain aspects of applicable securities law in the provinces and territories of Canada, all in effect as of the date hereof.

In addition to those takeover bid requirements noted above, the acquisition of our shares may trigger the application of statutory regimes including among others, the Investment Canada Act (Canada) and the Competition Act (Canada).

Limitations on the ability to acquire and hold our shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition, or the Commissioner, to review any acquisition of control over or of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to one year after closing, to challenge this type of acquisition before the Canadian Competition Tribunal on the basis that it would, or would be likely to, substantially prevent or lessen competition in any market in Canada.

Since we are a publicly-traded corporation, this legislation also requires any person who intends to acquire our voting shares to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded and if that person (and their affiliates) would hold more than 20% of our voting shares as a result of such acquisition. If a person already owns more than 20% of our voting shares, a notification must be filed before the acquisition of additional voting shares that would bring that person’s holdings to over 50%. Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period or, if applicable, a second statutory waiting period, unless the Commissioner provides written notice that he does not intend to challenge the acquisition. A common closing condition of acquisitions subject to notification under the Competition Act (Canada) is clearance from the Commissioner, even if the applicable statutory waiting period has expired and the parties are in a legal position to close.

The Investment Canada Act (Canada) requires any person that is a “non-Canadian” (as defined in the Investment Canada Act (Canada)) who acquires control of an existing Canadian business, where the acquisition of control is not a reviewable transaction, to file a notification with Innovation, Science and Economic Development. The Investment Canada Act (Canada) generally prohibits the implementation of a reviewable transaction unless, after review, the relevant minister is satisfied that the investment is likely to be of net benefit to Canada. Under the Investment Canada Act (Canada), the acquisition of control of us (either through the acquisition of our shares or all or substantially all our assets) by a non-Canadian would be reviewable under the “net benefit” standard only if the applicable specified financial threshold is met or exceeded and no exemption applied.

The acquisition of a majority of the voting interests of an entity is deemed to be acquisition of control of that entity. The acquisition of less than a majority but one-third or more of the voting shares of a corporation or an equivalent undivided ownership interest in the voting shares of a corporation is presumed to be an acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquirer through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control of that corporation

Under the national security regime in the Investment Canada Act (Canada), a national security review on a discretionary basis may also be undertaken by the federal government in respect of a much broader range of investments by a non-Canadian to “acquire, in whole or in part, or to establish an entity carrying on all or any part of its operations in Canada,” provided that the entity has a specified nexus to Canada. The relevant test is whether such an investment by a non-Canadian could be “injurious to national security.” The relevant minister has broad discretion to determine whether an investor is a non-Canadian and may be subject to national security review. Review on national security grounds is at the discretion of the federal government and, depending on the facts, may occur on a pre- or post-closing basis and includes the ability to block a transaction or, for a completed transaction, order divestiture.

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or which would affect the remittance of dividends or other payments by us to non-Canadian holders of our common shares or preferred shares, other than withholding tax requirements.

Neither our notice of articles to be in effect upon the completion of this offering nor articles to be in effect upon the completion of this offering contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us.

This summary is not a comprehensive description of relevant or applicable considerations regarding such requirements and, accordingly, is not intended to be, and should not be interpreted as, legal advice to any prospective purchaser and no representation with respect to such requirements to any prospective purchaser is made. Prospective investors should consult their own Canadian legal advisors with respect to any questions regarding securities law in the provinces and territories of Canada.

Actions Requiring a Special Majority

Under our articles, the number of votes required for the corporation to pass a special resolution at a meeting of shareholders is two-third of the votes cast on the resolution. Special resolutions include resolutions to: (i) create special rights or restrictions for, or attach such special rights or restrictions to, any class or series of shares; (ii) vary or delete any special rights or restrictions attached to any class or series of shares; and (iii) remove a director before the expiration of his or her term of office.

Advance Notice Procedures and Shareholder Proposals

Under the BCBCA, shareholders may make proposals for matters to be considered at the annual general meeting of shareholders. Such proposals must be sent to us in advance of any proposed meeting by delivering a timely written notice in proper form to our registered office in accordance with the requirements of the BCBCA. The notice must include information on the business the shareholder intends to bring before the meeting. In addition, our articles that will be in place after our upcoming annual general meeting of shareholders and prior to the consummation of this offering, require that shareholders must give advance notice to nominate directors or to submit proposals for consideration at shareholders’ meetings.

These provisions could have the effect of delaying until the next shareholder meeting the nomination of certain persons for director that are favored by the holders of a majority of our outstanding voting securities.

Ownership and Exchange Controls

There is currently no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends, interest or other payments by us to non-resident holders of our common shares, other than withholding tax requirements, as discussed below under “Taxation—Material Canadian Federal Income Tax Considerations.”

There is currently no limitation imposed by Canadian law or our articles that will be in effect prior to closing on the right of non-residents to acquire, hold or vote our common shares, other than those imposed by applicable securities laws and the Investment Canada Act (Canada). The Investment Canada Act (Canada) will generally not apply except in respect of national security and where control of a Canadian business, which has an enterprise value or assets at or over a certain threshold, is acquired and will not frequently apply to trading generally of securities listed on a stock exchange.

Listing

We intend to apply to list our common shares on the Nasdaq under the symbol “ODDB.”

Transfer Agent, Registrar and Auditor

Upon the closing of this offering, the transfer agent and registrar for our common shares in the United States will be            at its principal office in          , and in Canada will be Odyssey Trust Company at its principal office in Toronto, Canada.

MNP LLP, located at Toronto, Canada is our independent registered public accounting firm and has been appointed as our independent auditor.

Warrants to be Issued in this Offering

The following is a brief summary of certain terms and conditions of the warrants to be issued in connection with this offering and are subject in all respects to the provisions contained in the warrants.

Form

The warrants will be issued in electronic book-entry form to the investors. You should review a copy of the form of warrant, which is filed as an exhibit to the registration statement of which this prospectus forms a part, for a complete description of the terms and conditions applicable to the warrants.

Exercisability

The warrants are exercisable at any time after their original issuance, and at any time up to the date that is five years after their original issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common share underlying the warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common share determined according to the formula set forth in the warrant. No fractional common shares will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share.

Exercise Limitation

A holder will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of our common shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days’ prior notice from the holder to us.

Exercise Price

The exercise price per whole share of common share purchasable upon exercise of the warrants is US$            per share (approximately          % of public offering price of common share) of common share. The exercise price is also subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common share and also upon any distributions of assets, including cash, stock or other property to our shareholders.

Transferability

Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing

We intend to apply for the warrants offered in this offering to be listed on the Nasdaq under the symbol “ODDBW.” No assurance can be given that a trading market will develop.

Fundamental Transactions

In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of our common share, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common share, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common share, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction.

Rights as a Shareholder

Except as otherwise provided in the warrants or by virtue of such holder’s ownership of our common shares, the holder of a warrant does not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the warrant.

Warrant Agent, Registrar and Auditor

Upon the closing of this offering, the warrant agent and registrar for our warrants in the United States will be                   at its principal office in                         , and in Canada will be Odyssey Trust Company at its principal office in Toronto, Canada.

MNP LLP, located at Toronto, Canada is our independent registered public accounting firm and has been appointed as our independent auditor.

Pre-funded Warrants

The following summary of certain terms and provisions of the pre-funded warrants that are being offered hereby in lieu of a common share is not complete and is subject to, and qualified in its entirety by, the provisions of the pre-funded warrant, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of pre-funded warrant for a complete description of the terms and conditions of the pre-funded warrants.

Duration and Exercise Price.

Each pre-funded warrant offered hereby will have an initial exercise price per share equal to US$0.01. The pre-funded warrants will be immediately exercisable and may be exercised at any time until the pre-funded warrants are exercised in full or they expire. The exercise price and number of common shares issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common shares and the exercise price.

Exercisability.

The pre-funded warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of common shares purchased upon such exercise (except in the case of a cashless exercise as discussed below). There is no expiration date for the pre-funded warrants. A holder (together with its affiliates) may not exercise any portion of the pre-funded warrant to the extent that the holder would own more than 4.99% (or at the election of the holder prior to the issuance of any pre-funded warrants, 9.99%) of the outstanding common shares immediately after exercise. Any holder may increase such percentage to any percentage not in excess of 9.99% upon at least 61 days' prior notice to us. No fractional common shares will be issued in connection with the exercise of a pre-funded warrant. In lieu of fractional common shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price of such pre-funded warrant or round up to the next whole share.

Cashless Exercise.

In lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of common shares determined according to a formula set forth in the pre-funded warrants.

Fundamental Transaction.

In the event of a fundamental transaction, as described in the pre-funded warrants and generally including any reorganization, recapitalization or reclassification of our common shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common shares, the holders of the pre-funded warrants will be entitled to receive upon exercise of the pre-funded warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the pre-funded warrants immediately prior to such fundamental transaction.

Transferability.

Subject to applicable laws, a pre-funded warrant may be transferred at the option of the holder upon surrender of the pre-funded warrant to us together with the appropriate instruments of transfer.

Exchange Listing.

We do not intend to list the Pre-funded Warrants on any securities exchange or nationally recognized trading system.

Rights as a Shareholder.

Except as otherwise provided in the pre-funded warrants or by virtue of such holder's ownership of common shares, the holders of the pre-funded warrants do not have the rights or privileges of holders of our common shares, including any voting rights, until they exercise their pre-funded warrants.

Exclusive Forum.

The Form of pre-funded warrant certificate provides that (i) legal proceedings concerning the interpretation, enforcement and defense of the pre-funded warrant will be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan and (ii) that the parties thereto irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. Notwithstanding the foregoing, such exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any other claim for which the federal district courts of the United States are the sole and exclusive forum. See Risk Factors - Risks Related to this Offering.

SHARES ELIGIBLE FOR FUTURE SALE

All share-related information presented in this section gives effect to the Reverse Split.

Prior to the offering, although our common shares are admitted to trading on TSX Venture and quoted on the OTCQB, there has been no public market on a U.S. national securities exchange for our common shares or warrants and we cannot assure you that a significant public market in the United States for the common shares or warrants will be established or sustained after the offering.

Future sales of the common shares and warrants in the public market immediately after the offering, and the availability of common shares and warrants for future sale, could adversely affect the market price of the common shares and warrants prevailing from time to time. Some of our common shares and warrants are subject to contractual and legal restrictions on resale as described below. There may be sales of substantial amounts of the common shares or warrants in the public market after such restrictions lapse, which could adversely affect prevailing market prices of the common shares and warrants and could impair our future ability to raise equity capital.

Upon the closing of the offering,                   common shares and          warrants will be outstanding, assuming no pre-funded warrants are sold in the offering. The common shares and warrants sold in the offering will be freely tradable without restriction or further registration under the Securities Act, except for any common shares or warrants purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, sales of which would be subject to Rule 144 resale restrictions described below, other than the holding period requirement.

The common shares held by existing shareholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the United States on the             only if registered or if their resale qualifies for exemption from registration described below under Rule 144 or Rule 701 promulgated under the Securities Act.

We expect       of our common shares outstanding after the offering will be subject to the contractual 180-day lock-up period, and a further         of our common shares outstanding after the offering will be subject to the contractual 90-day lock-up period, each described below.

Rule 144

Rule 144 provides an exemption from the registration requirements of the Securities Act for restricted securities and securities held by certain affiliates of an issuer being sold in the United States, to U.S. persons or through U.S. securities markets. In general, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days after the date of this prospectus, a person (or persons whose securities are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who have beneficially owned restricted securities for at least six months, and any affiliate of the company who owns either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 without complying with the manner of sale, volume limitation or notice provisions of Rule 144 if:

•	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without complying with any of the requirements of Rule 144, including the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above.

Once we have been subject to the public company reporting requirements of the Exchange Act for at least 180 days, our affiliates who have beneficially owned the securities proposed to be sold for at least six months and comply with the manner of sale and notice provisions of Rule 144 would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•	1% of the number of common shares then outstanding, which will equal approximately shares immediately after the consummation of the offering based on the number of common shares outstanding as of , 2022; or

•	the average weekly trading volume of our common shares in the form of common shares on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales under Rule 144 by our affiliates or persons selling common shares on behalf of our affiliates are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six-month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 generally allows a shareholder who purchased our common shares pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our Company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our Company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701, subject to the market standoff agreements and lock-up agreements described above.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus delivery requirements of the Securities Act.

Canadian Resale Restrictions

Any sale of any of our shares which constitutes a “control distribution” under Canadian securities laws (generally a sale by a person or a group of persons holding more than 20% of the voting rights attached to our outstanding voting securities) will be subject to restrictions under applicable Canadian securities laws in addition to those restrictions noted above, unless the sale is qualified under a prospectus filed with Canadian securities regulatory authorities or if prior notice of the sale is filed with the Canadian securities regulatory authorities at least seven days before any sale and there has been compliance with certain other requirements and restrictions regarding the manner of sale, payment of commissions, reporting and availability of current public information about us and compliance with applicable Canadian securities laws.

Lock-up Agreements

We, our executive officers and directors, our 5% and greater stockholders, have agreed pursuant to “lock-up” agreements not to, or are subject to other restrictions so that they may not, without the prior written consent of the Representative, directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) our common shares, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of our common shares, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common shares or securities convertible into or exercisable or exchangeable for common shares or any other of our securities or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for, with respect to the Company and our 5% and greater stockholders, a period of 90 days from the date of this prospectus, and with respect to our executive officers and directors, a period of 180 days from the date of this prospectus. Additionally, the Company has agreed not to effect any variable rate transaction or similar transaction, for a period of 24 months after the offering, without the prior written consent of ThinkEquity. See “Underwriting.”

Registration Statement on Form S-8

We intend to file with the SEC one or more registration statements on Form S-8 covering the common shares reserved for issuance under our incentive plans. These registration statements are expected to be filed and become effective as soon as practicable after completion of this offering. Upon effectiveness, the common shares covered by these registration statements will generally be eligible for sale in the public market, subject to the lock-up agreements described above.

TAXATION

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common units and pre-funded units acquired pursuant to this offering by a holder who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), (i) is not resident, or deemed to be resident, in Canada, (ii) deals at arm's length with, and is not affiliated with, the Company, (iii) beneficially owns common shares, warrants and pre-funded warrants, (collectively, the "Securities"), as the case may be, as capital property, (iv) does not use or hold the Securities in the course of carrying on, or otherwise in connection with, a business or a part of a business carried on or deemed to be carried on in Canada, and (v) is not a "registered non-resident insurer" or "authorized foreign bank" within the meaning of the Tax Act, or other holder of special status, and (b) for the purposes of the Canada-United States Income Tax Convention (1980), as amended (the "Convention"), is a resident of the U.S., has never been a resident of Canada, does not have and has not had, at any time, a permanent establishment or fixed base in Canada, and is a qualifying person or otherwise qualifies for the full benefits of the Convention. Securities will generally be considered to be capital property to a holder unless such Securities are held in the course of carrying on a business of buying or selling securities or an adventure or concern in the nature of trade. Holders who meet all the criteria in clauses (a) and (b) are referred to herein as a "U.S. Holder" or "U.S. Holders."

This summary does not deal with special situations, such as the particular circumstances of traders or dealers or holders who have entered or will enter into a "derivative forward agreement" (as defined in the Tax Act) in respect of any of the Securities. Such holders and other holders who do not meet the criteria in clauses (a) and (b) should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the "Regulations") and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") made publicly available prior to the date hereof. It also takes into account all proposed amendments to the Tax Act and the Regulations publicly released by the Minister of Finance (Canada) (the "Tax Proposals") prior to the date hereof, and assumes that all such Tax Proposals will be enacted as currently proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder and no representation with respect to the federal income tax consequences to any particular U.S. Holder or prospective U.S. Holder is made. The tax consequences to a U.S. Holder will depend on the holder's particular circumstances. Accordingly, U.S. Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

Currency Conversion

In general, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Securities must be converted into Canadian dollars based on the applicable exchange rate quoted by the Bank of Canada for the relevant day or such other rate of exchange that is acceptable to the CRA.

Allocation of Cost

A U.S. Holder who acquires common units or pre-funded units, as the case may be, will be required to allocate the purchase price paid for each common unit or pre-funded unit on a reasonable basis between the common share and the warrant comprising each common unit, or between the pre-funded warrant and the warrant comprising each pre-funded unit, as applicable, in order to determine their respective costs to such U.S. Holder for the purposes of the Tax Act.

Exercise or Expiry of Warrants

No gain or loss will be realized by a U.S. Holder of a warrant or pre-funded warrant upon the exercise of such warrant or pre-funded warrant for common shares. When a warrant or pre-funded warrant is exercised, the U.S. Holder's cost of the common share acquired thereby will be equal to the adjusted cost base of the warrant or pre-funded warrant to such U.S. Holder, plus the amount paid by such U.S. Holder on the exercise of the warrant or pre-funded warrant. For the purpose of computing the adjusted cost base to a U.S. Holder of the common shares acquired on the exercise of a warrant or pre-funded warrant, the cost of such common shares must be averaged with the adjusted cost base to such U.S. Holder of all other common shares (if any) held by the U.S. Holder as capital property immediately prior to the exercise of such warrant or pre-funded warrant.

Generally, the expiry of an unexercised warrant or pre-funded warrant will give rise to a capital loss equal to the adjusted cost base to the U.S. Holder of such expired warrant or pre-funded warrant.

Dividends

Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment, or in satisfaction of, dividends on the common shares to a U.S. Holder will be subject to Canadian withholding tax. Under the Convention, the rate of Canadian withholding tax on dividends paid or credited by the Company to a U.S. Holder that beneficially owns such dividends is generally 15% unless the beneficial owner is a company that owns at least 10% of the Company's voting stock at that time, in which case the rate of Canadian withholding tax is reduced to 5%.

Dispositions

Upon the disposition of a Security (but not upon the exercise of a warrant or pre-funded warrant), a U.S. Holder will realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the U.S. Holder's proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the U.S. Holder of the particular Security immediately before the disposition or deemed disposition.

A U.S. Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such U.S. Holder on a disposition of Securities, unless such Securities constitute "taxable Canadian property" (as defined in the Tax Act) of the U.S. Holder at the time of disposition and the U.S. Holder is not entitled to relief under the Convention.

Provided that the common shares are listed on a designated stock exchange for purposes of the Tax Act (which currently includes the TSXV and the Nasdaq) at the time of the disposition, the Securities, will generally not constitute taxable Canadian property of a U.S. Holder, unless: (a) at any time during the 60-month period immediately preceding the disposition or deemed disposition of the Security (as applicable): (i) 25% or more of the issued shares of any class or series of the share capital of the Company were owned by, or belonged to, one or any combination of (x) the U.S. Holder, (y) persons with whom the U.S. Holder did not deal at arm's length (within the meaning of the Tax Act) and (z) partnerships in which the U.S. Holder or a person referred to in (y) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of: (A) real or immovable property situated in Canada, (B) Canadian resource property (as defined in the Tax Act), (C) timber resource property (as defined in the Tax Act), and (D) options in respect of, or interests in, or for civil law rights in, property described in any of (A) through (C) above, whether or not such property exists; or (b) the Security (as applicable) is deemed under the Tax Act to be taxable Canadian property.

If a Security is taxable Canadian property to a U.S. Holder, any capital gain realized on the disposition or deemed disposition of such Security may not be subject to Canadian federal income tax pursuant to the terms of the Convention. U.S. Holders whose Securities may be taxable Canadian property should consult their own tax advisors.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of common units or pre-funded units acquired pursuant to this offering, the acquisition, ownership and disposition of common shares acquired as part of the common units or pre-funded units, the exercise, disposition, and lapse of warrants acquired as part of the common units or pre-funded units, the acquisition, ownership and disposition of prefunded warrants acquired as part of the pre-funded units, and the acquisition, ownership, and disposition of the common shares received upon exercise of the warrants (the “warrant shares”). The term “securities” as used in this summary includes the common units, common shares, pre-funded units, pre-funded warrants, warrants, and warrant shares, as applicable.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition of securities pursuant to this Offering. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the securities. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of the securities.

No opinion from legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS and U.S. court decisions, that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of the securities acquired pursuant to this Offering that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own securities as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired the securities in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold the securities other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); (i) are subject to special tax accounting rules; (j) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares; (k) are U.S. expatriates or former long-term residents of the U.S.; or (l) are subject to taxing jurisdictions other than, or in addition to, the United States. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of the securities.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds the securities, the U.S. federal income tax consequences to such entity or arrangement and the owners of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such owners. This summary does not address the tax consequences to any such entity or arrangement or owner.

Owners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of the securities.

U.S. Federal Income Tax Consequences of the Acquisition of a Combination of Common Shares or Warrants

The purchase price for each combination of a common share and warrant will be allocated between these two components in proportion to their relative fair market values at the time such securities are purchased by the U.S. Holder. This allocation of the purchase price for each such combination will establish a U.S. Holder’s initial tax basis for U.S. federal income tax purposes in the common share and warrant that comprise each such combination. For this purpose, we will allocate US$          of the purchase price to the common share and US$          of the purchase price for the warrant.

Passive Foreign Investment Company Rules

If we are considered a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the potentially adverse U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the securities.

Based on current business plans and financial expectations, we anticipate that we may be a PFIC for the current tax year and future tax years. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, our PFIC status for the current year and future years cannot be predicted with certainty as of the date of this document.

Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made by us (or by one of our subsidiaries). Each U.S. Holder should consult its own tax advisor regarding our status as a PFIC and the PFIC status of each non-U.S. subsidiary.

In any year in which we are classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

We generally will be a PFIC for any tax year in which (a) 75% or more of our gross income for such tax year is passive income (the “PFIC income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of any of our subsidiaries which is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax under”—Default PFIC Rules Under Section 1291 of the Code” discussed below on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of the securities are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of the securities.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of the securities will depend on whether such U.S. Holder makes a “qualified electing fund” election (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to the common shares, warrants, or warrant shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) will be taxable as described below.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of the securities and (b) any excess distribution received on the securities. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the securities, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of the securities of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution received on such securities (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the securities. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing U.S. Holder holds the securities, it will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether it ceases to be a PFIC in one or more subsequent tax years. If we cease to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to the common shares or warrant shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed above) as if such securities were sold on the last day of the last tax year for which we were a PFIC. No such election, however, may be made with respect to the warrants.

Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC (such as the warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. Under rules described below, the holding period for the warrant shares will begin on the date a U.S. Holder acquires the related warrant. This will impact the availability of the QEF Election and Mark-to-Market Election with respect to the warrant shares. Thus, a U.S. Holder will have to account for the common shares, pre-funded warrants, warrants and warrant shares under the PFIC rules and the applicable elections differently.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares.

However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely QEF Election generally (a) may receive a tax-free distribution from us to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which we were a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

As discussed above, under proposed Treasury Regulations, if a U.S. Holder has an option, warrant or other right to acquire stock of a PFIC (such as the warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. However, a U.S. Holder of an option, warrant or other right to acquire stock of a PFIC may not make a QEF Election that will apply to the option, warrant or other right to acquire PFIC stock. In addition, under proposed Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held.

Consequently, under the proposed Treasury Regulations, if a U.S. Holder of common shares makes a QEF Election, such election generally will not be treated as a timely QEF Election with respect to warrant shares and the rules of Section 1291 of the Code discussed above will continue to apply with respect to such U.S. Holder’s warrant shares. However, a U.S. Holder of warrant shares should be eligible to make a timely QEF Election if such U.S. Holder makes a “purging” or “deemed sale” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such warrant shares were sold for fair market value. As a result of the “purging” or “deemed sale” election, the U.S. Holder will have a new basis and holding period in the warrant shares acquired upon the exercise of the warrants for purposes of the PFIC rules. In addition, gain recognized on the sale or other taxable disposition (other than by exercise) of the warrants by a U.S. Holder will be subject to the rules of Section 1291 of the Code discussed above. Each U.S. Holder should consult its own tax advisor regarding the application of the PFIC rules to the securities.

U.S. Holders should be aware that, for each tax year, if any, that we are a PFIC, we can provide no assurances that we will satisfy the record keeping requirements of a PFIC, or that we will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to us or any Subsidiary PFIC, and as a result, a QEF Election may not be available to U.S. Holders. U.S. Holders should consult with their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of the securities, and the availability of certain U.S. tax elections under the PFIC rules.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if we do not provide the required information with regard to us or any of our Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to the common shares and warrant shares only if such shares are marketable stock. The common shares and warrant shares generally will be “marketable stock” if such shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the U.S. Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the common shares and warrant shares are “regularly traded” as described in the preceding sentence, such shares are expected to be marketable stock. There can be no assurance that the common shares or warrant shares will be “regularly traded” in subsequent calendar quarters. U.S. Holders should consult their own tax advisors regarding the marketable stock rules. A Mark-to-Market Election will likely not be available with respect to the warrants. Accordingly, each U.S. Holder should consult its own tax advisor regarding the availability of a Mark-to-Market Election with respect to the warrants.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

Any Mark-to-Market Election made by a U.S. Holder for the common shares will also apply to such U.S. Holder’s warrant shares. As a result, if a Mark-to-Market Election has been made by a U.S. Holder with respect to its common shares, any warrant shares received will automatically be marked-to-market in the year of exercise. Because, under the proposed Treasury Regulations, a U.S. Holder’s holding period for warrant shares includes the period during which such U.S. Holder held the warrants, a U.S. Holder will be treated as making a Mark-to-Market Election with respect to its warrant shares after the beginning of such U.S. Holder’s holding period for the warrant shares unless the warrant shares are acquired in the same tax year as the year in which the U.S. Holder acquired its securities. Consequently, the default rules under Section 1291 described above generally will apply to the mark-to-market gain realized in the tax year in which warrant shares are received. However, the general mark-to-market rules will apply to subsequent tax years.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares or warrant shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such securities. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the common shares or warrant shares, over (ii) the fair market value of such securities (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares or warrant shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of such securities, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the securities cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares or warrant shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of securities that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which the securities are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules will apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses the securities as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such securities. In addition, a U.S. Holder who acquires securities from a decedent will not receive a “step up” in tax basis of such securities to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the securities.

U.S. Federal Income Tax Consequences of the Exercise and Disposition of Warrants

The following discussion describes the general rules applicable to the ownership and disposition of the warrants but is subject in its entirety to the special rules described above under the heading “—Passive Foreign Investment Company Rules.”

Exercise of Warrants

A U.S. Holder should not recognize gain or loss on the exercise of a warrant and related receipt of a warrant share (unless cash is received in lieu of the issuance of a fractional warrant share). A U.S. Holder’s initial tax basis in the warrant share received on the exercise of a warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such warrant. It is unclear whether a U.S. Holder’s holding period for the warrant share received on the exercise of a warrant would commence on the date of exercise of the warrant or the day following the date of exercise of the warrant. If we are a PFIC, a U.S. Holder’s holding period for the warrant share for PFIC purposes will begin on the date on which such U.S. Holder acquired its warrant.

Disposition of Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the warrant sold or otherwise disposed of. Subject to the PFIC rules discussed above, any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the warrant is held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Expiration of Warrants Without Exercise

Upon the lapse or expiration of a warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of warrant shares that will be issued on the exercise of the warrants, or an adjustment to the exercise price of the warrants, may be treated as a constructive distribution to a U.S. Holder of the warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or our assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to the shareholders). Adjustments to the exercise price of warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property. (See a more detailed discussion of the rules applicable to distributions made by us at “—General Rules Applicable to U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of the Common Shares, Pre-Funded Warrants, Warrants, and Warrant Shares—Distributions on the Common Shares, Pre-Funded Warrants, Warrants, and Warrant Shares” below).

General Rules Applicable to U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of the Common Shares, Pre-Funded Warrants, Warrants, and Warrant Shares

The following discussion describes the general rules applicable to the ownership and disposition of the common shares, pre-funded warrants, warrants, and warrant shares, but is subject in its entirety to the special rules described above under the heading “—Passive Foreign Investment Company Rules.”

Distributions on the Common Shares, Pre-Funded Warrants, Warrants, and Warrant Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share, pre-funded warrants, warrant, or warrant share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated “earnings and profits,” as computed under U.S. federal income tax principles. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if we are a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds our current and accumulated “earnings and profits,” such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in such securities and thereafter as gain from the sale or exchange of such securities (see “Sale or Other Taxable Disposition of the Common Shares, Pre-Funded Warrants, Warrants, or Warrant Shares” below). However, we may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by us with respect to such securities will constitute ordinary dividend income. Dividends received on such securities generally will not be eligible for the “dividends received deduction” generally applicable to corporations. Subject to applicable limitations and provided we are eligible for the benefits of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or the common shares are readily tradable on a United States securities market, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of the Common Shares, Pre-Funded Warrants, Warrants, or Warrant Shares

Upon the sale or other taxable disposition of the common shares, pre-funded warrants, warrants, or warrant shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such securities sold or otherwise disposed of. Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, such securities have been held for more than one year. Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of the securities generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the securities (or with respect to any constructive dividend on the warrants) generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax laws certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U. S. Holders may be subject to these reporting requirements unless the securities are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the securities generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (a “TIN”) (generally on IRS Form W-9), (b) furnishes an incorrect U.S. TIN, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. TIN and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF THE SECURITIES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of British Columbia. Some of our directors and officers, and some of the experts named in this prospectus, are residents of Canada, , and all or a substantial portion of their assets, and all or a substantial portion of our assets, are located outside of the United States. We have appointed an agent for service of process in the United States, but it may be difficult for shareholders who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for shareholders who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States. There can be no assurance that U.S. investors will be able to enforce against us, members of our board of directors, officers or certain experts named herein who are residents of Canada, any judgments in civil and commercial matters, including judgments under the federal securities laws.

UNDERWRITING

We have entered into an underwriting agreement, dated ,        2022, with ThinkEquity LLC, acting as the sole book-running manager (sometimes referred to as the “Representative”). Subject to the terms and conditions of the underwriting agreement, each of the underwriters named below have agreed to purchase, and we have agreed to sell to it, the number of common units, pre-funded units and warrants listed next to its name at the public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this prospectus and as indicated below:

Underwriter	Number of Common Units	Number of Pre-funded Units
ThinkEquity LLC

Total

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the common units and pre-funded units offered by this prospectus are subject to various conditions and representations and warranties, including the approval of certain legal matters by its counsel and other conditions specified in the underwriting agreement. The common units and pre-funded units are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by the underwriters. The underwriters reserve the right to withdraw, cancel or modify the offer to the public and to reject orders in whole or in part. The underwriters are obligated to take and pay for all of the common units and pre-funded units offered by this prospectus if any such securities are taken.

We have agreed to indemnify the underwriters and certain of their affiliates and controlling persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), among others, against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

Discounts and Commissions

The underwriters propose to offer the common units and pre-funded units directly to the public at the public offering prices set forth on the cover page of this prospectus. After the offering to the public, the offering prices and other selling terms may be changed by the underwriters without changing the proceeds we will receive from the underwriters. Any common shares, pre-funded units and warrants sold by the underwriters to securities dealers will be sold at the public offering price less a selling concession not in excess of US$            per common unit and/or pre-funded unit.

The following table summarizes the public offering price, underwriting commissions and proceeds before expenses to us. The underwriting commissions are 7% of the public offering price. We have also agreed to pay a non-accountable expense allowance to the Representative equal to 1.0% of the gross proceeds received at the closing of the offering.

	Common Unit (US$)	Per Pre-Funded Unit (US$)	Total Without Exercise of Over- Allotment Option (US$)	Total With Full Exercise of Over- Allotment Option (US$)
Public offering price		$	$	$
Underwriting discounts and commissions (7%)		$	$	$
Non-accountable expense allowance (1%)		$	$	$
Proceeds to us, before fees and expenses, to us		$	$	$

We have also agreed to pay certain of the Representative’s expenses relating to the offering, including background checks of our directors and executive officers, the fees and expenses of the Representative’s legal counsel and for the Representative’s use of Ipreo’s book-building, prospectus tracking and compliance software for this offering, totaling US$222,500.

Our total estimated expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, are approximately US$       .

Over-Allotment Option

We have granted the Representative an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the Representative to purchase up to an aggregate of up to           additional common shares and/or up to an aggregate of up to       additional pre-funded warrants, representing 15% of the common shares and/or pre-funded units sold in the offering and/or up to an aggregate of         additional warrants, representing 15% of the warrants sold in the offering. The purchase price to be paid per additional common share and pre-funded warrant shall be equal to the public offering price of one common unit or one pre-funded unit, as applicable, less the underwriting discount, and the purchase price to be paid per additional warrant by the underwriter shall be US$        .

Representative’s Warrants

Upon closing of this offering, we have agreed to issue to the Representative, or its designees, as compensation warrants to purchase up to           common shares, which is equal to 5% of the aggregate number of common shares (or lieu thereof the pre-funded warrants) sold in this offering (the “Representative’s Warrants”). The Representative’s Warrants will be exercisable at a per share exercise price equal to 125% of the public offering price per common unit in this offering. The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, during the four and one-half year period commencing 180 days from the commencement of sales of securities in this offering.

The Representative’s Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1). The Representative (or permitted assignees under Rule 5110(e)(2)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the registration statement. In addition, the warrants provide for registration rights upon request, in certain cases. The one-time demand registration right provided will not be greater than five years from the effective date of the registration statement in compliance with FINRA Rule 5110(g)(8)(C). The unlimited piggyback registration right provided will not be greater than two years from the effective date of the registration statement in compliance with FINRA Rule 5110(g)(8)(D). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of common shares at a price below the warrant exercise price.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

We, our executive officers and directors, our 5% and greater stockholders, have agreed pursuant to “lock-up” agreements not to, or are subject to other restrictions so that they may not, without the prior written consent of the Representative, directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) our common shares, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of our common shares, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common shares or securities convertible into or exercisable or exchangeable for common shares or any other of our securities or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for, with respect to the Company and our 5% and greater stockholders, a period of 90 days from the date of this prospectus, and with respect to our executive officers and directors, a period of 180 days from the date of this prospectus. Additionally, the Company has agreed not to effect any variable rate transaction or similar transaction, for a period of 24 months after the offering, without the prior written consent of ThinkEquity.

Right of First Refusal

We have granted the Representative a right of first refusal, for a period of eighteen months from the closing of the offering, to act as sole and exclusive investment banker, book-runner, financial advisor, underwriter and/or placement agent, at the Representative’s sole and exclusive discretion, for each and every future public and private equity and debt offering, including all of our equity linked financings (each, a “Subject Transaction”), or any successor (or any of our subsidiaries), on terms and conditions customary to the Representative for such Subject Transactions.

We intend to apply to list our common shares and warrants on the Nasdaq under the symbols “ODDB” and “ODDBW.” There is no established trading market for the warrants.

Price Stabilization, Short Positions and Penalty Bids

In order to facilitate the offering of our securities, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our securities. In connection with the offering, the underwriters may purchase and sell our securities in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional securities in the offering. The underwriters may close out any covered short position by either exercising the over-allotment option to purchase securities or purchasing securities in the open market. In determining the source of securities to close out the covered short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option to purchase securities. “Naked” short sales are sales in excess of the over-allotment option to purchase securities. The underwriters must close out any naked short position by purchasing securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our securities in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of securities made by the underwriters in the open market before the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As result, the price of our securities may be higher than the price that might otherwise exist in the open market.

The underwriters make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our securities. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of securities to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriter and selling group members that may make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part.

Other Relationships

From time to time, the underwriters and/or their affiliates may provide in the future, various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they will receive customary fees and commissions. However, except as disclosed in this prospectus, we have no present arrangements with the underwriters or any of their affiliates for any further services.

Pricing of the Offering

The public offering price will be determined by negotiations between us and the Representative. Among the factors considered in determining the public offering will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. Neither we nor the underwriters can assure investors that an active trading market for the securities will develop or that, after the offering, the securities will trade in the public market at or above the public offering price.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

•	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers, or AMF. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Hong Kong

Neither the information in this document nor any other document relating to the offer has been delivered for registration to the Registrar of Companies in Hong Kong, and its contents have not been reviewed or approved by any regulatory authority in Hong Kong, nor have we been authorized by the Securities and Futures Commission in Hong Kong. This document does not constitute an offer or invitation to the public in Hong Kong to acquire securities. Accordingly, unless permitted by the securities laws of Hong Kong, no person may issue or have in its possession for the purpose of issue, this document or any advertisement, invitation or document relating to the securities, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than in relation to securities which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” (as such term is defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“SFO”) and the subsidiary legislation made thereunder) or in circumstances which do not result in this document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance of Hong Kong (Cap. 32 of the Laws of Hong Kong) (the “CO”) or which do not constitute an offer or an invitation to the public for the purposes of the SFO or the CO. The offer of the securities is personal to the person to whom this document has been delivered by or on behalf of our company, and a subscription for securities will only be accepted from such person. No person to whom a copy of this document is issued may issue, circulate or distribute this document in Hong Kong or make or give a copy of this document to any other person. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice. No document may be distributed, published or reproduced (in whole or in part), disclosed by or to any other person in Hong Kong or to any person to whom the offer of sale of the securities would be a breach of the CO or SFO.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005, or the Prospectus Regulations. The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the “ISA”), nor have such securities been registered for sale in Israel. The securities may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa), or CONSOB, pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy, other than:

•	to Italian qualified investors, or Qualified Investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999, or Regulation no. 1197l, as amended; and

•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No.58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended, or the FIEL, pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissao do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority.

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by us.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to our Company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with the offering, other than underwriting discounts and commissions, will be as follows:

Expense	Amount (US$)
SEC registration fee	$
Canadian securities regulatory filing fees
Nasdaq initial listing fee
FINRA filing fee
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous costs	$
Total

All amounts in the table are estimates except the SEC registration fee, the             initial listing fee and the FINRA filing fee. We will pay all of the expenses of the offering.

LEGAL MATTERS

The validity of the securities being offered by this prospectus and other legal matters concerning this offering relating to Canadian law will be passed upon for us by DLA Piper (Canada) LLP. Certain legal matters in connection with this offering relating to U.S. federal law will be passed upon for us by DLA Piper LLP (US). Certain legal matters concerning this offering will be passed upon for the underwriters by Dentons US LLP.

EXPERTS

The consolidated financial statements of Odd Burger Corporation as of and for the year ended September 30, 2021 and 2020, included in this prospectus and elsewhere in this registration statement have been so included in reliance on the report of MNP LLP, an independent registered public accounting firm, upon the authority of such firm as experts in accounting and auditing.

The registered business address of MNP LLP is 111 Richmond Street West, Suite 300, Toronto, ON M5H 2G4.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the securities to be sold in the offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the securities. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we file any of these documents as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

After this offering, we will be subject to the reporting requirements of the Exchange Act applicable to foreign private issuers. As a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements or to file quarterly reports on Form 10-Q, among other things. However, we plan to produce quarterly financial reports and furnish them to the SEC not later than 45 days after the end of each of the first three quarters of our fiscal year and to file our annual report on Form 20-F not later than 120 days after the end of our fiscal year. In addition, our “insiders” are not subject to the SEC’s rules regarding insider reporting and prohibiting short-swing trading under Section 16 of the Exchange Act. As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, U.S. domestic reporting companies.

We will also be subject to the full informational requirements of the Toronto Stock Exchange and the securities commissions in Alberta, British Columbia, and Toronto, Ontario. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we intend to file with the Canadian provincial and territorial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC’s Electronic Document Gathering And Retrieval System. Documents filed on SEDAR are not, and should not be considered, part of this prospectus.

We maintain a corporate website at www.oddburger.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and our website address is included in this prospectus as an inactive textual reference only.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Odd Burger Corporation (formerly operating as Globally Local) (formerly Black Lion Capital Corporation)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Odd Burger Corporation (formerly operating as Globally Local) (formerly Black Lion Capital Corporation) (the “Company”) as of September 30, 2021 and 2020, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for the years ended September 30, 2021 and 2020, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2021 and 2020, and the results of its consolidated operations and its consolidated cash flows for each of the years in the two-year period ended September 30, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

August 26, 2022

We have served as the Company’s auditor since 2020.

Odd Burger Corporation (formerly o/a as Globally Local) (formerly Black Lion Corporation)

Consolidated Statements of Loss and Comprehensive Loss

For the years ended

(Expressed in Canadian dollars)

	Note	Year ended September 30, 2021	Year ended September 30, 2020
REVENUE
Food Sales		$1,139,216	$1,040,942
Franchise Fees	23	30,118	27,653
TOTAL REVENUE		$1,169,334	$1,068,595

Materials and Products		$413,395	$384,738
Capitalized Overheads		593,506	484,448
Depreciation	8,9	251,714	224,782
TOTAL COST OF GOODS SOLD		$1,258,615	$1,093,968

GROSS MARGIN		$(89,281)	$(25,373)

Selling, general and administrative expenses	24	$872,891	$408,908
Listing Expense	4	2,528,924	-
Salaries and Wages		988,642	50,430
Professional Fees		965,801	29,508
Interest Expense		99,770	74,524
		$5,456,028	$563,370
NET LOSS AND COMPREHENSIVE LOSS BEFORE THE UNDERNOTED ITEMS		$(5,545,309)	$(588,743)
OTHER ITEMS
Other Income	5,19	$314,841	$214,537
Loss on Revaluation of SAFE arrangements	15	-	(2,275,018)
Gain (Loss) on Derecognition of Non Current Assets	8,9	59,197	(132,001)
LOSS AND COMPREHENSIVE LOSS		$(5,171,271)	$(2,781,225)

Loss Per Share
Basic and Diluted		$(0.07)	$(0.05)
Weighted average number of common share outstanding - Basic and Diluted		70,892,356	53,812,500

The accompanying notes are an integral part of these consolidated financial statements.

Odd Burger Corporation (formerly o/a as Globally Local) (formerly Black Lion Corporation)

Consolidated Statements of Financial Position

As at

(Expressed in Canadian dollars)

	Note	September 30, 2021	September 30, 2020
ASSETS
CURRENT
Cash		$2,753,343	$453,320
Accounts Receivable	5	473,759	60,462
Inventory	6	139,446	70,482
Prepaid and Deposits	7	96,973	47,405
Total Current Assets		$3,463,521	$631,669

Prepaid and Deposits	7	$77,374	$-
Right-of-Use Asset, net	9	1,181,935	200,110
Property and Equipment, net	8	2,302,923	324,224
Total Assets		$7,025,753	$1,156,003

LIABILITIES
CURRENT
Accounts Payable and Accrued Liabilities	10	$1,584,659	$173,902
Deferred Revenue	12	45,848	14,238
Due to Shareholder	11	-	500,000
Current Portion of Loans Payable	13	106,247	85,355
SAFE Arrangements	15, 22	-	3,125,000
Current Portion of Lease Liabilities	14	294,168	203,849
Total Current Liabilities		$2,030,922	$4,102,344

Lease Liabilities	14	$1,259,208	$174,631
Loans Payable	13	136,543	238,974
Total Liabilities		$3,426,673	$4,515,949

SHAREHOLDERS’ EQUITY (DEFICIT)
Share Capital	16	$11,613,438	$14
Contributed Surplus	17	516,873	-
Deficit		(8,531,231)	(3,359,960)
Total Shareholders’ Equity (Deficit)		3,599,080	(3,359,946)
Total Liabilities and Shareholders’ Equity (Deficit)		$7,025,753	$1,156,003

Nature of Operations and Going Concern (Note 1)
Commitments and Contingencies (Note 19)
Subsequent Events (Note 25)

Approved by the Board of directors:

“JamesMclnnes”	“Ted Sehl”
Director (Signed)	Director (Signed)

The accompanying notes are an integral part of these consolidated financial statements.

Odd Burger Corporation (formerly o/a as Globally Local) (formerly Black Lion Corporation)

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

For the years ended

(Expressed in Canadian dollars)

	Note	Number of Shares	Share Capital	Contributed Surplus	Deficit	Total
Balance September 30, 20		53,812,500	$14	$-	$(578,735)	$(578,721)
Loss and Comprehensive Loss				-	(2,781,225)	(2,781,225)
Balance September 30, 2020		53,812,500	$14	$-	$(3,359,960)	$(3,359,946)
Conversion of SAFE Arrangements	15	7,812,500	3,125,000	-	-	3,125,000
Issuances of Private Placement	16	2,375,000	950,010	-	-	950,010
Contribution to Equity	11	-	500,000	-	-	500,000
Issuance of Common Shares for Cash	16	10,500,000	4,200,000	-	-	4,200,000
Share Issuance Costs	16,17	-	(594,890)	122,640	-	(472,250)
Issuance of Shares and Options on RTO Transaction	4,16	4,661,318	1,864,527	108,207	-	1,972,734
Shares Issued to Agents	4,16	2,812,500	1,125,000	-	-	1,125,000
Warrant Exercised	17	324,500	177,177	(47,377)	-	129,800
CPC Options Exercised	17	410,600	210,857	(108,207)	-	102,650
Stock Options Exercised	17	130,000	55,743	(3,743)	-	52,000
Stock Based Compensation Expense	17	-	-	445,353	-	445,353
Loss and Comprehensive Loss		-	-	-	(5,171,271)	(5,171,271)
Balance September 30, 2021		82,838,918	$11,613,438	$516,873	$(8,531,231)	$3,599,080

The accompanying notes are an integral part of these consolidated financial statements.

Odd Burger Corporation (formerly o/a as Globally Local) (formerly Black Lion Corporation)

Consolidated Statements of Cash Flow

For the years ended

(Expressed in Canadian dollars)

	Note	Year ended September 30, 2021	Year ended September 30, 2020
OPERATING ACTIVITIES
Loss and Comprehensive Loss for the Year		$(5,171,271))	$(2,781,225)
Items Not Affecting Cash
Gain on Disposal of Property, Plant and Equipment	8	(41,603)	-
Depreciation Expense	8,9	251,714	225,781
Derecognition of Right-of-Use Asset and Lease Liabilities	9,14	(17,594)	136,427
Listing Expense	4	2,528,924	-
Interest Accretion on Lease Liabilities	14	82,459	49,855
Interest Accretion on Loans Payable	13	4,162	-
Stock Based Compensation Expense	17	445,353	-
Loss on Revaluation of SAFE arrangements	15	-	2,275,018

Changes in Non-Cash Working Capital Items
Accounts Receivable		(413,102)	(44,914)
Inventory		(68,964)	(10,130)
Prepaid Expenses and Deposits		(126,942)	(4,153)
Accounts Payable and Accrued Liabilities		1,408,100	72,728
Deferred Revenue		31,610	14,238
Cash Flows Used in Operating Activities		$(1,087,154)	$(66,375)

INVESTING ACTIVITIES
Purchase of Property and Equipment	8	$(2,160,271)	$(113,894)
Proceeds from the Reverse Takeover Transaction	4	571,272	-
Proceeds on Disposal of Non Current Assets	8,9	82,458	-
Net Cash Used in Investing Activities		$(1,506,541)	$(113,894)

FINANCING ACTIVITIES
Due to Shareholder		-	-
Proceeds of Issuance of Common Shares for Cash, Net	16	4,677,760	-
Proceeds for Exercise of Warrants	16	129,800	-
Proceeds for Exercise of Stock Options and CPC Options	16	154,650	-
Proceeds from Finance Leases	14	160,949	-
Proceeds from Loans Payable	13	-	174,104
Repayment of loans Payable	13	(85,701)	(46,230)
Payments of Lease Liabilities	14	(143,740)	(175,940)
Proceeds from SAFE Arrangements	15	-	449,982
Net Cash Provided by Financing Activities		$4,893,718	$401,916

Increase (Decrease) in Cash		$2,300,023	$221,647
Cash, Beginning of Period		453,320	231,673
Cash, End of Period		$2,753,343	$453,320

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Operations and Going Concern

Odd Burger Corporation, (formerly Black Lion Capital Corp.) (“Odd Burger” or the “Company”) was incorporated under the Canada Business Corporations Act (British Columbia) on January 20, 2015. On April 13, 2021, the Company completed a transaction with 2204901 Ontario Inc (formerly operating as Globally Local) (“GL”), a private company continued under the Business Corporations Act (Ontario), which constituted a reverse takeover by GL and changed its name to “Globally Local Technologies Inc.” (Note 4). Because GL is considered to be the acquirer, these consolidated financial statements are a continuation of the financial statements of GL, adjusted to reflect the legal capital of the Company. On April 16, 2021, the Company commenced trading on the TSX Venture Exchange (“TSXV”) under the symbol “GBLY”. Subsequently, on July 5, 2021 GL changed its’ name and rebranded as Odd Burger Corporation. With the subsequent name change, The Company now trades under the symbol “ODD”. The Company’s registered office is located at 505 Consortium Court, London, ON, N6E 2S8. References herein to “Odd Burger” or the “Company” refer to Odd Burger Corporation and its subsidiaries, unless specifically noted otherwise.

Odd Burger is a plant-based food technology company that manufactures and distributes industry-leading plant-based protein and dairy alternatives using locally sourced and sustainable ingredients. The Company distributes its products through a proprietary food service line to company-owned and franchised fast-food restaurants. Its locations operate as smart kitchens, which use state-of-the art cooking technology and automation solutions to deliver a delicious food experience to customers craving healthier and more sustainable fast food. The Company operates with small store footprints, optimized for delivery and takeout, advanced cooking technology, competitive pricing, a vertically integrated supply chain.

Basis of measurement and going concern

These consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and satisfy its liabilities in the normal course of business for the foreseeable future. As at September 30, 2021, the Company had an accumulated deficit of $8,531,231 and had negative operating cash flows of $1,087,154. The Company had also incurred negative net loss in the amount of $5,171,271. Management is aware, in making its going concern assessment, of recurring losses and on-going negative cash flow, that may cast significant doubt upon the Company’s ability to continue as a going concern.

The continued operations of the Company are dependent on future profitable operations, management’s ability to manage costs, and the future availability of equity or debt financing. Whether and when the Company can generate sufficient operating cash flows to pay for its expenditures and settle its obligations as they fall due is uncertain. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption inappropriate. These adjustments could be material.

Impacts of COVID-19

The COVID-19 pandemic has impacted Canadians and economies around the world. The restaurant and food services industry have experienced significant business disruptions since March 2020, as a result of mandated restaurant closures and other restrictive measures. While the length of this pandemic is uncertain and government-imposed restrictions continue to evolve, the Company remains focused on the health and safety of our customers, employees, and franchise partners.

In March 2020, the Company swiftly implemented remote work from home protocols for the corporate management team, focused on off-premises sales and delivery channels and strengthened online promotional and advertising campaigns. The Company is continuing to apply for government subsidies, where applicable.

Statement of compliance

These consolidated financial statements have been prepared in accordance with the International Accounting Standards as issued by the International Accounting Standards Board (“IASB”), and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) issued and outstanding as of September 30, 2021.

These consolidated financial statements were approved by the Company’s Board of directors on August 26, 2022.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and other entities that the Company controls. Control exists when the Company is exposed to or has the rights to variable returns from its involvement in the entity and has the ability to direct the activities that significantly affect the entities ‘returns through its power over the entity’. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The Company reassesses control at each reporting date.

Transactions and balances between the Company and its consolidated entities have been eliminated on consolidation. The principal wholly owned subsidiaries of the Company that have been consolidated are as follows:

Name of Entity	Incorporation Date
Odd Burger Ltd	Amalgamated April 13, 2021
Odd Burger Franchise Inc	May 31, 2019
Preposterous Foods Inc.	February 26, 2018
Odd Burger Real Estate Inc.	November 9, 2020
Odd Burger Restaurants Inc.	November 23, 2020

2. Basis of Presentation

These consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments that are measured at fair value, as detailed in the Company’s accounting policies.

Functional and presentation currency

The Company and its subsidiaries’ functional currency, as determined by management, is the Canadian dollar. These consolidated financial statements are presented in Canadian dollars.

Critical accounting judgements and estimates

The preparation of the consolidated financial statements requires management to make various judgments, estimates and assumptions in applying the Company’s accounting policies that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. These judgements and estimates are based on management’s historical experience, knowledge of current events and conditions and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Management has applied significant estimates and assumptions related to the following:

Accounts receivable

Management reviews amounts receivable at each consolidated statement of financial position date to determine whether the amounts due to the Company are recoverable. Management determines the recoverability of its amounts receivable balances by reviewing the aging of outstanding balances, payment history and the creditworthiness of its franchisees. The process of determining recoverability requires management to make estimates regarding expected future recovery of cash balances based on these inputs.

Estimated useful lives and amortization of property, plant and equipment

Amortization of property, plant and equipment is dependent upon estimates of useful lives based on management’s judgment.

Inventories

Inventories are valued at the lower of cost and net realizable value. There is judgement in determining the net realizable value. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Leases

In classifying a lease as either finance or operating, management has to make certain assumptions in estimating the present value of future lease payments and the estimated useful lives of the related assets. These assumptions include the allocation of value between land and building, and discount rates.

In determining the carrying amount of the right-of-use asset or lease receivable and corresponding lease liabilities, assumptions include the non-cancellable term of the lease plus periods covered by an option to renew the leases and incremental borrowing rate. Renewal options are only included in the lease term if management is reasonably certain to renew. The Company is also required to estimate the incremental borrowing rate specific to each portfolio of leased assets with similar characteristics if the interest rate in the lease is not readily determined. The incremental borrowing rate reflects the interest rate the Company would have to pay to borrow the funds necessary to obtain a similar asset at a similar term, with a similar security, in a similar economic environment.

Management determines the incremental borrowing rate using the Government of Canada bond yield with an adjustment that reflects the Company’s credit rating, security adjustment plus a risk premium over leases with similar terms.

Judgement is required in determining the commencement date of leases under IFRS 16. Management determines the commencement date of its right-of-use assets as the date in which the Company has possession of the leased assets.

Income and other taxes

The calculation of current and deferred income taxes requires management to make certain judgements regarding the tax rules in jurisdictions where the Company performs activities. Application of judgements is required regarding classification of transactions and in assessing probable outcomes of claimed deductions including expectations of future operating results, the timing and reversal of temporary differences, the likelihood of utilizing deferred tax assets and possible audits of income tax and other tax filings by the tax authorities.

Provisions and contingencies

Management reviews provisions at each consolidated statement of financial position date utilizing judgements to determine the probability that an outflow of economic benefit will result from the legal or constructive obligation and an estimate of the associated obligation. Due to the judgmental nature of these items, future settlements may differ from amounts recognized.

Simple agreement for Future Equity (“SAFE”)

The Company previously entered into SAFE arrangements as described in Note 15. The fair value of SAFE arrangements was estimated at the date of the consolidated statement of financial position as the value of a similar derivative liability. Assumptions are made and judgements are used in applying valuation techniques. Such judgement is inherently uncertain. Changes in the valuation assumptions could materially affect the fair value estimate of the SAFE arrangements.

Share based payments

The Company uses the Black-Scholes option pricing model to determine the fair value of options in order to calculate stock-based compensation expense. The Black-Scholes model involves six key inputs to determine fair value of an option: risk-free interest rate, exercise price, market price at the date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control.

The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of stock-based compensation expense. Refer to Note 17 for further details.

Going concern

Assessing the Company’s ability to continue as a going concern required management to estimate future cash flows and other future events, the outcome of which is uncertain.

The significant accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

3. Significant Accounting Policies

Revenue recognition

The Company’s accounting policy for revenue recognition under IFRS 15, Revenue from Contracts with Customers, follows a five-step model to determine the amount and timing of revenues to be recognized:

Identifying the contract with customers;

Identifying the performance obligations within the contract;

Determining the transaction price;

Allocating the transaction price to the performance obligation(s); and

Recognizing revenue when/as performance obligation(s) are satisfied.

The Company derives revenue from food service activities. These activities consist primarily of food and beverage sales at restaurants operated by the Company, food product sales related to the sale of manufactured products to franchisees, and franchise revenues earned as part of the Franchise licensing agreements between the Company and its franchisees, including payments from Odd Burger corporate restaurants. Under IFRS 15, revenue is recognized when a customer obtains control of the goods or services.

A receivable is recognized when the goods has been transferred to the customer and the Company has a right to an amount of consideration that is unconditional.

Franchise fees are comprised of the initial franchise fee received for pre-opening support services and the Company’s licensing of its franchise rights over the term of the respective franchise agreement. Pre-opening support services include assistance in the development of the restaurant. The performance obligation is satisfied at a point in time when the franchisee restaurant opens for operations. Deferred revenue represents the franchise fee received from the franchisee, for which performance obligations have not yet been satisfied.

Royalty revenues are earned weekly based on a percentage of franchisees’ sales over the term of the franchise agreement.

Royalty revenues are recognized when the Company is party to a contract with commercial substance, and it is probable that the Company will collect the consideration to which it is entitled. The Company does not have any contracts where the period between the transfer of promised goods or services to the customer and payment by the customer exceeds one year. Consequently, the Company does not adjust any of the transaction prices for the time value of money.

Advertising costs

Advertising and marketing costs are recorded as expenses in selling, general, and administrative costs as the services are provided.

The Company charges advertising fees as part of its franchise agreement. Franchisees are required to make weekly advertising fund contributions from the date the Franchised Business opens for business. The franchisee contributes to a marketing fund. The fee is a small percentage of the gross sales. The franchisor uses the marketing fund for advertising materials that promote the entire franchise’s brand.

Cash

Cash in the consolidated statements of financial position is comprised of cash held at reputable financial institutions.

Inventory

Inventory is recorded at the lower of cost (on the first in first out basis) or net realizable value and consists primarily of raw materials such as fresh fruit and vegetables, manufactured goods, ready to sell packs of beverages and snacks, and packaging. Raw material cost includes the purchase price, transport/handling costs and any import duties or other taxes. Manufactured goods include direct materials, labor and overhead.

The estimation of net realizable value is based on the most reliable evidence available of the amount of inventories are expected to realize. Additionally, estimation is required for inventory provisions due to obsolescence.

Net realizable value is the expected difference between the selling price for the inventory less the costs to get the inventory into saleable form and to the customer. For inventory which has been written down to net realizable value, if subsequent assessments conclude that the circumstances causing the write down no longer exist, the write down is reversed.

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing parts of the property and equipment. Likewise, when a major inspection is performed, its cost is recognized in the carrying value of the equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the consolidated statement of loss and comprehensive loss as incurred.

Depreciation is calculated on a straight-line basis over the expected useful life of the asset as follows:

Office furniture and equipment	–	5 years
Computer equipment	–	3 years
Leasehold improvements	–	Over term of the lease or useful life if shorter
Vehicles	–	3 years
Right of use asset	–	Over term of the lease or useful life if shorter

No depreciation is taken on assets under construction until the relevant asset is available for use. An item of equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the consolidated statements of loss and comprehensive loss in the period the asset is derecognized.

The assets’ useful lives are reviewed at each financial year end and adjusted prospectively if appropriate.

Financial instruments

Classification

On initial recognition, the Company determines the classification of financial instruments based on the following categories:

1. Measured at amortized cost
2. Measured at fair value through profit or loss (FVTPL)
3. Measured at fair value through other comprehensive income (FVOCI)

The classification under IFRS 9 is based on the business model under which a financial asset is managed and on its contractual cash flow characteristics. Assets held for the collection of contractual cash flows and for which those cash flows correspond solely to principal repayments and interest payments are measured at amortized cost. Contracts with embedded derivatives where the host is a financial instrument in the scope of the standard will be assessed as a whole for classification.

A financial asset is measured at amortized cost if both of the following criteria are met:

1.     held within a business model whose objective is to hold assets to collect contractual cash flows; and contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial liabilities are measured at amortized cost unless they must be measured at FVTPL (such as derivatives), or if the Company has chosen to evaluate them at FVTPL.

The classification of financial instruments under IFRS 9 is as follows:

Financial Instrument	Classification
Cash	Amortized cost
Accounts receivable	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Loans payable	Amortized cost
SAFE arrangements	FVTPL

Measurement

Initial recognition – A financial asset or financial liability is initially recorded at its fair value, which is typically the transaction price, plus or minus transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. In the event that fair value is determined to be different from the transaction price, and that fair value is evidenced by a quoted price in an active market for an identical asset or liability or is based on a valuation technique that uses only data from observable markets, then the difference between fair value and transaction price is recognized as a gain or loss at the time of initial recognition.

Amortized cost – The amount at which a financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any expected credit losses. The effective interest method is a method of calculating the amortized cost of a financial asset or liability and of allocating interest and any transaction costs over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial asset or liability to the net carrying amount on initial recognition.

FVTPL – Changes in fair value after initial recognition, whether realized or not, are recognized through the consolidated statements of loss and comprehensive loss. Income arising in the form of interest, dividends, or similar, is recognized through the consolidated statements of loss and comprehensive loss when the right to receive payment is established, the economic benefits will flow to the Company, and the amount can be measured reliably.

FVOCI – Changes in fair value after initial recognition, whether realized or not, are recognized through other comprehensive income. Income arising in the form of interest, dividends, or similar, is recognized through the consolidated statements of loss and comprehensive loss when the right to receive payment is established, the economic benefits will flow to the Company, and the amount can be measured reliably.

Impairment

In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition.

The Company has applied the simplified approach to recognize lifetime expected credit losses for its accounts receivable.

Derecognition

Financial assets – The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset have expired or when contractual rights to the cash flows have been transferred. Gains and losses from the derecognition are recognized in the consolidated statements of loss and comprehensive loss.

Financial liabilities – The Company derecognizes a financial liability when the obligation specified in the contract is discharged, canceled or expired. The difference between the carrying amount of the derecognized financial liability and the consideration paid or payable, including non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of loss and comprehensive loss.

Income taxes

Income tax provision comprises of current and deferred income tax. Current income tax and deferred income tax are recognized in the consolidated statements of loss and comprehensive loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current income taxes are the expected tax payable or receivable on the Company’s taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is not recognized for the following temporary differences; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable earnings or loss, and taxable temporary differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred income tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantially enacted by the reporting date. Deferred income tax assets and liabilities are offset if there is a legally enforceable right to offset current income tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current income tax liabilities and assets on a net basis, or their income tax assets and liabilities will be realized simultaneously.

A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related income tax benefit will be realized or increased to the extent that it is probable that the related income tax benefit will be realized.

SAFEs (Simple Agreement for Future Equity)

SAFEs are neither classified as equity nor debt. They represent a contractual right to future equity, in exchange for which the holder of the SAFE contributes capital to the company. The Company designated the SAFE arrangements as a financial liability at FVTPL.

Government grants and loans

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to them and that the grant will be received. Government grants are recognized in the consolidated statements of loss and comprehensive loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grants are intended to compensate.

The benefit of a government loan at a below-market rate of interest is treated as a government grant, measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates. A forgivable loan from the government is treated as a government grant as long as there is reasonable assurance that the Company will meet the terms for forgiveness of the loan.

The Company adopted the income approach to recognize government grants in the consolidated statements of loss and comprehensive loss over one or more periods and presented them as other income in the consolidated statements of loss and comprehensive loss.

Loss per share

Basic loss per share is determined by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the respective period presented. Diluted loss per share is calculated by dividing net loss attributable to common shareholders by the weighted average number of common shares that would have been outstanding during the respective periods had all dilutive potential common shares outstanding at period-end been converted into common shares at the beginning of the period and the proceeds used to repurchase the Company’s common shares at the average market price for the period.

The Company had continuing losses and as such convertible securities are antidilutive and thus not included in the earnings per share calculations. As a result, basic and diluted loss per share is the same.

Segment information

The Company currently operates in a single operating segment: manufacturing innovative plant-based products through a sustainable, vertically integrated supply chain and serving its own plant-based products through fast-food restaurants owned by the Company or its franchisee. All of the Company’s activities are conducted in Canada.

The Company has identified its operating segment based on the financial information that is reviewed and used by executive management (collectively, the Chief Operating Decision Maker, or “CODM”) in assessing performance and in determining the allocation of resources. The CODM considers the business from a single operating segment perspective and assesses the performance of the segment based on measures of profitability and loss as well as assets and liabilities.

As the operations comprise a single segment, amounts disclosed in the consolidated financial statements also represent segment amounts.

Leases

Effective October 1, 2018 (hereafter referred to as the “date of initial application”), the Company adopted IFRS 16 Leases as issued by the IASB in January 2016. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and lessor. The standard supersedes the requirements in IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC 15 Operating Leases – Incentives, and SIC 27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

Short-term leases and leases of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Accounting policy under IFRS 16

Under IFRS 16, the Company recognized a lease liability and right-of-use asset for most leases that were previously classified as operating leases under IAS 17. The lease liability is measured at the present value of the remaining lease payments, discounted on the recognition date using the lessee’s incremental borrowing rate where the interest rate implicit to the lease is not readily available. The weighted average incremental borrowing rate applied is 12%. Right-of-use assets are initially measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated financial statements of financial position immediately before the date of initial application.

The Company assesses at inception of a contract, whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset for a period of time, the Company assesses whether the customer has the following through the period of use:

1.	the right to obtain substantially all of the economic benefits from use of the identified asset; and

2.	the right to direct the use of the identified asset.

Where the Company is a lessee in a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

At the lease commencement date, the Company recognizes a right-of-use asset and a lease liability. The right-of-use asset is initially measured at cost. The cost of the right-of-use asset is comprised of the initial amount of the lease liability, any lease payments made at or before the commencement date less any lease incentives received, initial direct costs incurred by the Company, and an estimate of the costs to be incurred by the Company in dismantling and removing the underlying asset and restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

After the commencement date, the Company measures all right-of-use assets by applying the cost model, whereby the right-of-use asset is measured at cost less accumulated depreciation and impairment losses and adjusted for any remeasurement of the lease liability. The right-of-use assets are depreciated using the straight-line method from the commencement date to the end of the lease term or the end of the useful life of the right- of-use asset. The estimated useful life of the right-of-use assets are determined on the same basis as those of property and equipment.

The determination of the depreciation period is dependent on whether the Company expects that the ownership of the underlying asset will transfer to the Company by the end of the lease term or if the cost of the right-of-use asset reflects that the Company will exercise a purchase option.

The lease liability is initially measured at the present value of the lease payments not paid at the lease commencement date, discounted using the interest rate implicit in the lease or the Company’s incremental borrowing rate if the interest rate implicit in the lease cannot be readily determined. The lease payments included in the measurement of the lease liability are comprised of fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or rate, amounts expected to be payable by the Company under a residual value guarantee, the exercise price of a purchase option that the Company is reasonably certain to exercise, and payment of penalties for terminating the lease if the lease term reflects the Company exercising an option to terminate the lease. After the commencement date, the Company measures the lease liability at amortized cost using the effective interest method.

The Company remeasures the lease liability when there is a change in the lease term, a change in the Company’s assessment of an option to purchase the underlying asset, a change in the Company’s estimate of amounts expected to be payable under a residual value guarantee, or a change in future lease payments resulting from a change in an index or a rate used to determine those payments. On remeasurement of the lease liability, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in the consolidated statements of loss and comprehensive loss if the carrying amount of the right-of-use asset has been reduced to zero.

Share-based payments

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value is measured to reflect such conditions and there is no true-up for difference between expected and actual outcomes.

The fair value of the options is measured at the grant date using the Black-Scholes option pricing model. The fair value is recognized as an expense over the vesting period, which is the period over which all of the specified vesting conditions are satisfied with a corresponding increase in equity. For awards with graded vesting, the fair value of each tranche is recognized over this respective vesting period. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. When the options are exercised, any proceeds received are credited to share capital along with the amount reflected in contributed surplus.

4. Reverse Takeover

On January 29, 2021, Black Lion Capital Corp. (“Black Lion”) had entered into an amalgamation agreement with 2204901 Ontario Inc. (Globally Local) an arm’s length party, and 2801318 Ontario Inc., a wholly owned subsidiary of Black Lion (“Subco”), whereby Black Lion would acquire all of Globally Local’s common shares.

On April 13, 2021, Black Lion completed the transaction with Globally Local. The transaction was completed by way of statutory amalgamation whereby Black Lion amalgamated Subco and all of the outstanding shares of Globally Local were exchanged on the basis of Black Lion shares on a 1 to 1 basis.

The Reverse Takeover Transaction (the “Transaction”) has been accounted for in accordance with IFRS 2, Share based payments. The Transaction is considered to be a reverse takeover of Black Lion by Globally Local. A reverse takeover transaction involving a non-public operating entity and a non-operating public company is in substance a shared based payment transaction rather than a business combination. The Transaction is equivalent to the issuance of common shares by the non-public operating entity, Globally Local, for the net assets and the listing status of the non-operating public company, Black Lion. The Transaction is accounted for as a capital transaction in accordance with IFRS 2, and the equity consideration issued is measured at fair value. For financial reporting purposes, the Company is considered a continuation of Globally Local, the legal subsidiary. The Transaction was negotiated and completed at arm’s length.

The Transaction was measured at the fair value of the equity instruments that Globally Local would have had to issue to the shareholders of Black lion, being 4,661,318 common shares and 410,660 warrants (CPC options), to give the shareholders of Black Lion the same percentage of equity interest in the combined entity that results from the reverse takeover transaction had it taken the legal form of Globally Local acquiring Black Lion. 64,000,000 common shares were issued to the former shareholders of Globally Local. As a finder fee, the agents to the Transaction received 2,812,500 common shares of the Company.

These consolidated financial statements include the combined results of operations from April 14, 2021 and the historical accounts of the business of Globally Local since incorporation. Upon completion of the Transaction, Black Lion changed its name to Globally Local Technologies Inc.

In connection with the reverse takeover transaction, Globally Local completed the previously announced Offering of $4,200,000 of aggregate proceeds of subscription receipts in exchange for 10,500,000 common shares of the Company, at a subscription price of $0.40 per subscription receipt. As a consideration for services provided by agents in connection with the offering, the agents received 840,000 compensation options and $336,000 in cash commissions. The Company also incurred $136,250 in other share issuance costs which have been capitalized to equity.

At the acquisition date on April 13, 2021, the transaction was recorded as follows:

Fair value of Black Lion Shares

Number of Pre-consolidated Black Lion Shares	11,653,295
Consolidation of Black Lion Shares (2.5/1)	0.40
Number of pre-consolidated Black Lion Shares	4,661,318
Share Value	$0.40
Cost of Acquisition, Share Issuance	$1,864,527
Fair Value of Replacement of CPC options	108,207
Shares Issued to Agents	1,125,000
Total Consideration	$3,097,734
Fair Value of Net Assets, Including Cash	568,810
Excess Paid over Assets - Listing Expense	$2,528,924
Fair Value of Net Assets Calculation
Assets	$571,467
Liabilities	2,657
$568,810

The outstanding Black Lion 410,600 warrants (CPC options) were assigned a grant date value of $108,207 as estimated using the Black-Scholes valuation model with the following assumptions: exercise price of $0.25, share price of $0.40, volatility of 66%, risk free interest rate of 0.94% and an expected maturity of 5 years.

The excess of the purchase price over the fair value of net assets assumed is considered an expense of the acquiring a public listing and as a result, this listing fee of $2,528,924 has been included in the consolidated statements of loss and comprehensive loss.

5. Accounts Receivable

	September 30, 2021	September 30, 2020
Trades Receivable	$107,856	$11,076
HST Receivable	227,601	5,964
Other Receivable	138,302	43,422
	$473,759	$60,462

Since its incorporation, the Company has not incurred any significant credit loss in respect of its trade receivables. Based on consideration of all possible default events over the assets’ contractual lifetime, the expected credit loss in respect of the Company’s trade receivables was nominal at September 30, 2021 and September 30, 2020.

At September, 2021 other receivables includes $118,514 on account at the Company’s equipment supplier, and $19,788 of sundry receivables. The balance as at September 30, 2020 consisted of $20,922 relating to Canadian Emergency Wage Subsidy (CEWS) and $22,500 from Canadian Emergency Rent Subsidy (CERS) that was received by the Company subsequent to year end. The wage and rent subsidies are provided by the Government of Canada for businesses that have been adversely impacted by COVID-19. These subsidies are considered government grants and recognized in accordance with IAS 20.

During the year ended September 30, 2021, the Company recognized total income from CEWS and CERS in the amount of $265,846 (2020 - $202,001). This amount has been included in Other Income on the consolidated statements of loss and comprehensive loss.

6. Inventory

Inventories are comprised of the following:

	September 30, 2021	September 30, 2020
Raw Materials	$12,328	$14,068
Manufactured Food	101,047	44,751
Packaging and Supplies	26,071	11,663
	$139,446	$70,482

In the year ended September 30, 2021, raw material, manufactured foods and packaging and supplies recognized as costs of sales amounted to $413,395 (2020 - $384,738)

Inventories are stated at the lower of cost or net realizable value. The Company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of saleability and quality.

7. Prepaids and Deposits

	September 30, 2021	September 30, 2020
Prepaid Expenses – Current	$96,973	$47,405
Security Deposits	77,374	-
	$174,347	$47,405

8. Property and Equipment

Cost:	Computers	Furniture and Equipment	Leaseholds	Vehicles	Total
Balance September 30, 2019	$20,360	$186,281	$141,221	$38,000	$385,862
Additions	1,783	110,701	1,412	-	113,896
Disposals	(90)	-	(4,337)	-	(4,427)
Balance September 30, 2020	$22,053	$296,982	$138,296	$38,000	$495,331
Additions	35,113	720,336	1,404,822	-	2,160,271
Disposals	-	(51,291)	(29,154)	-	(80,445)
Balance September 30, 2021	$57,166	$966,027	$1,513,964	$38,000	$2,575,157

Accumulated Depreciation:
Balance September 30, 2019	$4,712	$52,618	$15,592	$22,173	$95,095
Depreciation	9,137	37,735	21,356	7,784	76,012
Disposals	-	-	-	-	-
Balance September 30, 2020	$13,849	$90,353	$36,948	$29,957	$171,107
Depreciation	8,893	77,533	50,527	3,764	140,717
Disposals	-	(25,724)	(13,866)	-	(39,590)
Balance September 30, 2021	$22,742	$142,162	$73,609	$33,721	$272,234

Carry Value September 30, 2020	$8,204	$206,629	$101,348	$8,043	$324,224
Carry Value September 30, 2021	$34,424	$823,865	$1,440,355	$4,279	$2,302,923

During the year ended September 30, 2021, the Company realized net proceeds of $82,458 on sales of equipment and recognized a gain of $41,603.

9. Right-of-Use Assets

The Company’s right-of-use assets consists of base rent for restaurant premises and for its production facility. Lease liabilities are measured at the present value of the remaining lease payments, discounted using the Company’s incremental cost of borrowing at the date of initial recognition. Right-of-use assets are measured at the amount equal to the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments.

In calculating the underlying right-of-use assets and corresponding lease liabilities, management utilized an average incremental cost of borrowing of 12%.

The following schedule shows the movement in the Company’s right-of-use assets during the year ended September 30, 2021 and 2020:

Right-of-use asset (ROU)	Premises
Balance as of September 30, 2019	$599,012
Derecognition of ROU Asset	(211,201)
Balance September 30, 2020	$387,811
Additions	$1,138,561
Dispositions	(183,858)
Balance September 30, 2021	$1,342,514

Accumulated Depreciation
Balance as of September 30, 2019	$117,131
Derecognition of ROU Assets	(79,200)
Depreciation	149,770
Balance as of September 30, 2020	$187,701
Dispositions	(138,119)
Depreciation	110,997
Balance September 30, 2021	$160,579

Net Book Value
September 30, 2020	$200,110
September 30, 2021	$1,181,935

The right-of-use assets are being depreciated on a straight-line basis over the remaining lease terms, which range from 2 to 10 years.

During the year ended September 30, 2020, the Company recognized a derecognition of an right-of-use asset. As a result of the pandemic one of the Company’s locations was no longer deemed part of its strategic plan. The Company exited the lease space and recognized a derecognition of the right-of-use asset of $132,001.

During the year ended September 30, 2021, the Company exited a location on Dundas St, London, Ontario as the restaurant format no longer fit the model for the Company going forward and recognized a derecognition of the right-of-use asset of $45,739.

10. Accounts Payable and Accrued Liabilities

	September 30, 2021	September 30, 2020
Trade Payables	$1,147,426	$95,123
Accrued Liabilities and Other Payables	437,233	78,779
	$1,584,659	$173,902

11. Due to Shareholder

In January 2018, the Company secured a $500,000 loan from a shareholder of the Company. The loan is non-interest bearing and repayable on demand by the shareholder. On December 16, 2020, the loan was settled with the shareholder. The $500,000 was re-contributed to the Company and recognized as part of share capital.

12. Deferred Revenue

	September 30, 2021	September 30, 2020
Deferred Revenue	$45,848	$14,238
	$45,848	$14,238

As at September 30, 2021 the Company recorded deferred revenue of $45,848 (September 30, 2020 - $14,238) pertaining to the franchisee fees the Company has received. Under the terms of the franchise agreements a portion of the funds pertaining to pre-opening support services are to be recognized upon a franchisee’s initial operational commencement. The remainder of the funds are to be amortized over the life of the franchise agreements – which range from 5 or 10 years.

13. Loans Payable

As of September 30, 2021, the Company had loans payable of $242,790 (September 30, 2020 - $324,329).

The Company had two loans payable to family members of the CEO of the Company that bear interest at 9.95% and 3.45%. Both lines are secured against personal property. As at September 30, 2021 both of the loans had been repaid in full; the balances outstanding on such loans at September 30, 2021 were -$Nil (2020 – $20,146) and $Nil (2020 - $10,343) respectively. See Note 20.

On February 8, 2018, the Company secured a bank loan from Business Development Canada (“BDC”) The loan bears interest at BDC floating base rate plus 4.7% and is repayable monthly over 72 months with the first payment starting from February 1, 2019. As at September 30, 2021 the outstanding balance on the BDC loan was $93,690 (September 30, 2020 - $124,768). This loan and interest accrued on this loan are secured by a first security interest in certain equipment financed under this loan, and postponement and assignment of claim of amounts due to shareholder. The principal repayments for the year ended September 30, 2021 were $31,078 (2020 - $10,122). As at September 30, 2020, the accrued interest was in default position. Such interest payable was fully repaid, and the loan and interest resumed to be in good standing as at September 30, 2021.

On February 8, 2018, the Company secured a bank loan from Business Development Canada (“BDC”). The loan bears interest BDC floating base rate plus 1% and is repayable monthly over 60 months with the first payment starting from August 1, 2018. As at September 30, 2021 the outstanding balance on the BDC loan was $10,500 (September 30, 2020 - $15,475). This loan and interest accrued on this loan are guaranteed by the CEO and COO personally and secured by postponement and assignment of claim of amounts due to shareholder. The principal repayments for the year ended September 30, 2021 were $4,975 (2020 - $1,875). As at September 30, 2020, the accrued interest was in default position. Such interest payable was fully repaid, and the loan and interest resumed to be in good standing as at September 30, 2021.

On October 4, 2019, the Company secured a bank loan from the Royal Bank of Canada (“RBC”) the loan bears interest at Prime plus 3% and is repayable monthly over 60 months. As at September 30, 2021 the balance outstanding to RBC was $84,301 (September 30, 2020 - $103,460). This loan agreement constitutes a first ranking and specific security interest in equipment and leaseholds. The principal repayments for the year ended September30, 2021 were $19,159 (2020 - $2,774).

During year ended September 30, 2021, interest expense of $15,910 (2020- $24,669) related to the above indebtedness has been charged to interest expense on the consolidated statements of loss and comprehensive loss. The interest expense has been repaid in full as at September 30, 2021.

As a result of COVID-19 the Canadian government created a program called the Canadian Emergency Business Account (CEBA) which provides interest-free, partially forgivable loans for up to $40,000 to small businesses that have been negatively impacted due to COVID-19. For the year ended September 30, 2020, the Company was granted two loans totalling $80,000. As at September, 2021, the outstanding balance on the CEBA loan was $54,299 (September 30, 2020 - $50,137). The loans are interest free until December 31, 2022. $4,162 (2020 - $1,648) of interest accretion expenses has been accrued and recognized in the consolidated statements of loss and comprehensive loss as at September 30, 2021.

	September 30, 2021	September 30, 2020
Current portion of loans payable	$106,247	$85,355
Long-term portion of loans payable	136,543	238,974
	$242,790	$324,329

14. Lease Liabilities

The following schedule shows the movement in the Company’s lease liability related to premise and equipment leases during the years ended September 30, 2021 and 2020:

	Premises		Equipment		Total
Lease Liabilities	2021	2020	2021	2020	2021	2020
Balance as of Beginning of Year	$378,480	$504,565	$-	$-	$378,480	$504,565
Interest Expense	82,164	49,855	295	-	82,459	49,855
Lease Payments	(140,928)	(175,940)	(2,812)	-	(143,740)	(175,940)
Lease Termination	(63,333)	-	-	-	(63,333)	-
Additions	1,138,561	-	160,949	-	1,299,510	-
Balance September 30	$1,394,944	$378,480	$158,432	$-	$1,553,376	$378,480

During the year, the Company entered into equipment leases with terms varying between 3 and 4 years and has implicit interest rates between 12.85% to 13.06%.

The Company has chosen not to recognise a lease liability for leases with an expected term of twelve months or less or for leases of low value assets. During the year ended September 30, 2021, variable lease payments not included in the measurement of lease liabilities totalled $47,733 (2020 -$246,355). These payments were, recognized as an expense and included in ‘selling, general and administrative expense’ in the consolidated statements of loss and comprehensive loss.

A reconciliation of the current and non-current components of the equipment lease liability as at September 30, 2021 and 2020 were as follows:

	Premises		Equipment		Total
	2021	2020	2021	2020	2021	2020
Short Term	$255,426	$203,849	$38,742	$-	$294,168	$203,849
Long Term	1,139,518	174,631	119,690	-	1,259,208	174,631
	$1,394,944	$378,480	$158,432	$-	$1,553,376	$378,480

The following table sets forth the undiscounted future lease payments to be made:

Future Lease Payments	Premises	Equipment	Total
Within One Year	$400,801	$57,079	$457,880
1 to 2 Year	246,836	57,079	303,915
2 to 3 Year	236,082	50,665	286,747
3 to 4 Year	238,928	31,641	270,569
4 to 5 Year	171,816	-	171,816
After 5 Year	891,871	-	891,871
Total	$2,186,334	$196,464	$2,382,798

15. Simple Agreement for Future Equity

During the year ended September 30, 2019, the Company entered into a series of Simple Agreements for Future Equity (“SAFE”) arrangement. Pursuant to the terms of the SAFE, investors agreed to pay the Company a fixed amount of cash consideration (“the Purchase Amount”) in exchange for the right to receive future shares in the Company at a later date. The terms of the SAFE were such that the number of shares issuable to the investor was variable depending on the occurrence, or non-occurrence, of specified future events and conditions, based on the post-money valuation cap of such SAFE arrangements.

The SAFE was primarily designed to issue to the investor a number of shares equal to the Purchase Amount divided by the Conversion Price (defined herein) upon the occurrence of an equity financing, and, whereas the conversion price was defined as: the valuation cap divided by the total shares outstanding immediately prior to the equity financing or 85% of the price per share in the equity financing, whichever calculation results in a greater number of SAFE Shares.

The Company designated the entire SAFE arrangements as financial liabilities at FVTPL as permitted by IFRS 9. On initial recognition, the Company measured the liability at an amount equal to the aggregate proceeds that were received from investors in exchange for the SAFE. For the year ended September 30, 2021, the Company recognized a fair value adjustment of the SAFE arrangements recognizing a loss on revaluation of $Nil (2020-$2,275,018). The Company issued SAFEs for cash proceeds in the amount of $449,982, net of issuance costs of $18 during the year ended September 30, 2020.

On December 4, 2020, the Company completed a private placement in the amount of $350,010 at a price of $0.40 per share (Note 16). As a result of such equity financing, which is considered as a triggering event for conversion, all previously issued SAFE arrangements were converted into 7,812,500 common shares of the Company on December 4, 2020. Therefore, $3,125,000 was reclassified from SAFE arrangements in the consolidated financial statements of financial position to share capital in the consolidated statements of changes in shareholders’ equity (deficit).

16. Share Capital

Authorized share capital

The Company is authorized to issue an unlimited number of common shares.

Outstanding share capital

On December 3, 2020, the Company’s shareholders approved by, special resolution, of a share split of the common shares of the Company such that every 1 pre-split common share would be converted to 86,100 post-split common shares of the Company. As a result, all common shares presented in the consolidated financial statements have been reflected with this share split retroactively.

During the year ended September 30, 2021, the Company completed private placement of 2,375,000 shares at the price of $0.40 for gross proceeds of $950,010 net of share issuance costs of $Nil.

In connection with the Reverse Takeover Transaction on April 13, 2021, the Company issued 4,661,318 common shares to the former holders of common shares of the Company, with a total fair value of $1,864,427. 64,000,000 common shares were issued to the former holders of shares of Globally Local. As a finder’s fee, the agents who assisted in the facilitation of the Reverse Takeover Transaction received 2,812,500 common shares of the Company with a total fair value of $1,125,000. The Company also issued 410,660 replacement warrants to the Company’s former stock option holders (“Black Lion Warrants”) with a total fair value of $108,207. Refer to Note 4.

On April 13, 2021, the Company completed its’ concurrent financing consisting of 10,500,000 common shares for gross proceeds of $4,200,000. The Company paid a commission to the agents of the concurrent financing in the amount of $472,250 cash and 840,000 compensation options, exercisable at $0.40 per common share, expiring on April 13, 2023.

On April 28, 2021, the Company issued 324,500 common shares pursuant to the exercise of compensation options at $0.40 per share for gross proceeds of $129,800.

16. Share Capital (continued)

The Company issued 410,600 common shares pursuant to the exercise of Black Lion warrants (CPC options), issued as part of the Reverse Takeover Transaction, at $0.25 per share for gross proceeds of $102,650.

During July 2021, the Company issued 130,000 common shares pursuant to the exercise of stock options at $0.40 per share for gross proceeds of $52,000.

Loss per share

Basic and diluted loss per share based on the net loss and net comprehensive loss for the years ended September 30, 2021 and 2020 were:

	September 30, 2021	September 30, 2020
Numerator:
Loss and Comprehensive Loss for the Years Ended	$(5,171,271)	$(2,781,225)

Denominator:
Weighted Average Number of Common Shares
Outstanding - Basic and Diluted	70,892,356	53,812,500
Loss per Share Based on Loss and Comprehensive Loss for the Years Ended	$(0.07)	$(0.05)

17. Contributed Surplus

Stock Options

The Company’s Board of Directors approved a stock incentive plan in accordance with the policies of the Canadian Securities Exchange (the “Exchange”). The Board of Directors is authorized to grant options to directors, officers, consultants or employees to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price will not be less than $0.10 per share and the market price of the common shares on the trading day immediately preceding the date of the grant, less applicable discounts permitted by the Exchange. The options that may be granted under this plan must be exercisable for over a period of not exceeding 5 years. The Company records compensation expense and credits contributed surplus for all options granted. The stock options granted to employees, directors and officers vest as one third on the first anniversary of the date of the grant; one third on the second anniversary of the date of the grant and one third on the third anniversary of the date of the grant.

The following table summarizes the continuity of the Company’s stock options at September 30, 2021 and 2020:

	Number of Options	Weighted Average Exercise Price
Outstanding September 30, 2020	-	$-
Transaction during the year	5,675,506	$0.56
Forfeited	(451,054)	0.40
Exercised	(130,000)	0.40
Outstanding September 30, 2021	5,094,452	$0.58

As at September 30, 2021, the weighted average remaining life of stock options was 4.4 years. The stock option plan was not in existence in the prior fiscal year.

Grant Date	Exercise Price	Stock Options Outstanding	Stock Options Exercisable	Expiry Date
April 13, 2021	$0.40	4,023,452	-	April 13, 2026
April 27, 2021	$1.20	100,000	-	April 27, 2026
April 27, 2021	$1.20	150,000	37,500	April 27, 2023
May 5, 2021	$1.55	150,000	37,500	May 5, 2023
June 4, 2021	$1.22	531,000	-	June 4, 2026
August 31, 2021	$1.00	140,000	-	August 31, 2026
		5,094,452	75,000

Share based compensation expense is determined using the Black-Scholes option pricing model. During the year the Company recognized share based compensation expense of $445,353 (2020 – $Nil) in contributed surplus of which $341,902 pertains to directors and officers of the Company.

The weighted average share value of options granted during the year ending September 30,2021 was $0.56. The assumptions used in calculating the fair value of share based compensation expense for the options granted to directors, officers and employees are as follows: Risk free interest rate from 0.83% to 0.94%; dividend yield of 0%, expected volatility of 55% to 66%, expected life of 5 years, forfeiture rate of 0%. Included in the share based compensation expense are stock option granted to certain professional service firms. The assumptions in their valuation were: risk free interest rate of 0.3% to 0.33%, dividend yield of 0%, expected volatility of 66%, expected life of 2 years, forfeiture rate of 0%.

Broker’s Warrants

	Number of Warrants	Weighted Average Exercise Price	Contributed Surplus
Outstanding September 30, 2020	-	$-	$-
Transactions during the year
Granted	840,000	$0.40	$122,640
Exercised	(324,500)	0.40	(47,377)
Outstanding September 30, 2021	515,500	$0.40	$75,263

The following table summarizes the information on broker’s warrants as of September 30, 2021 and 2020:

The broker’s warrants were issued on April 13, 2021 as compensation to the agents in connection with the completion of the concurrent financing. The broker’s warrants are exercisable into common shares of the Company at $0.40 per share and expire on April 13, 2023. The fair value of the warrants issued for agents’ services was determined to be $122,640 by using the Black Scholes Option Pricing model and the following assumptions: Risk free interest rate of 0.75%; dividend yield of 0%, expected volatility of 66%, expected life of 2 years.

The Black Lion warrants (CPC Options)

The following table summarizes the information on Black Lion legacy (CPC) options as of September 30,2021 and 2020:

	Number of Warrants	Weighted Average Exercise Price	Contributed Surplus
Outstanding September 30, 2020	-	$-	$-
Transactions during the year
Granted	410,600	$0.25	$108,207
Exercised	(410,600)	0.25	(108,207)
Outstanding September 30, 2021	-		$-

The Black Lion warrants were issued on April 13, 2021 in connection with the Reverse Takeover Transaction. The warrants are exercisable into common shares of the Company at $0.25 per share. 60,000 warrants expire on December 14, 2021 and 350,600 expire on April 4, 2026.

The fair value of the legacy warrants was determined to be $108,207 by using the Black Scholes Option Pricing model and the following assumptions: Risk free interest rate of 0.94%; dividend yield of 0%, expected volatility 66%, expected life of 5 years, forfeiture rate of 0%.

18. Income taxes

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 27% (2020-12.2%) to the effective tax rate is as follows for the years ended September 30, 2021 and 2020:

	2021	2020
Loss and comprehensive loss before recovery of income taxes	$(5,171,271)	$(2,781,225)
Expected income tax recovery	(1,396,243)	(339,310)
Tax rate changes and other adjustments	9,232	(72,390)
SR&ED tax credits	-	276,510
Share issuance costs booked through equity	(127,508)
Stock based compensation expense	120,245
Listing expense	682,809
Other non-deductible expenses	27,069	-
Change in tax benefits not recognized	684,395	135,190
Income tax (recovery) expense	$-	$-

The following table summarizes the components of deferred tax:

	2021	2020
Deferred tax assets
Lease liabilities	$354,867	$63,740
Non-capital losses carried forward	-	1,310
Deferred tax liabilities
Property and equipment, net	-	(3,450)
Other receivables	-	(8,570)
Right-of-use asset	(354,867)	(53,030)
Net deferred tax asset	$-	$-

Unrecognized deferred tax assets

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax value and the carrying amounts of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	2021	2020
Property and equipment, net	$129,715	$8,430
Lease liabilities	214,253	137,940
Share issuance costs	428,500	1,000
Non capital losses carry forward	2,939,736	979,710
SR&ED Pool	20,685	20,680
ORDTC	-	2,510
Accounts payable and accrued liabilities	53,354	53,350

The Canadian non-capital loss carry forwards expires as noted in the table below. Share issue and financing costs will be fully amortized in 2026. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

The Company’s Canadian non-capital tax losses expire as follows:

2038	$77,150
2039	$557,000
2040	$349,606
2041	$1,955,980
$2,939,736

19. Commitments and Contingencies

The Company is subject to various claims by third parties arising out of the normal course and conduct of its business, including, but not limited to, labour and employment, regulatory, franchisee related, COVID-19 related rent concessions and environmental claims. In addition, the Company is potentially subject to regular audits from federal, state and provincial tax authorities relating to income, commodity and capital taxes and as a result of these audits may receive assessments and reassessments. Although such matters cannot be predicted with certainty, management currently considers the Company’s exposure to such claims and litigation, to the extent not covered by the Company’s insurance policies or otherwise provided for, not to be material to these consolidated financial statements.

During the years ended September 30, 2021 and 2020, the Canadian federal government made certain government support programs available to eligible entities as part of its COVID-19 economic response plan. The Company applied and received support under the CanExport for business (SMEs), Canada Emergency Wage Subsidy (“CEWS”), Canada Emergency Rent Assistance (“CERS”, formerly CECRA) and Canada Emergency Business Account (“CEBA”) programs. Each applicant’s eligibility for these programs is subject to validation and detailed verification by the federal government. Due to nature of the eligibility requirements and related calculations, it is possible that the eligibility requirements may not be considered to be met upon validation, and as such the benefits received may be repayable.

20. Related Party Transactions

The Company’s policy is to conduct all transactions with related parties at arm’s length to align with market terms and conditions. Key management personnel are those persons who have the authority and the responsibility for planning, directing, and controlling the activities of the Company and/or its subsidiary, directly or indirectly, including any external director of the Company and/or its subsidiary. Key management includes the Company’s Chief Executive Officer, Chief Operating Officer and Chief Financial Officer and its external directors.

Compensation of key management is included in the consolidated statements of loss and comprehensive loss as follows:

	2021	2020
Salaries, Benefits and Consulting Fees Stock Based	$382,021	$50,430
Compensation Expense	341,902	-
	$723,923	$50,430

The Company had two loans payable to family members of the CEO of the Company that bear interest at 9.95% and 3.45%. Both loans are secured against personal property. As at September 30, 2021 both of the loans had been paid off; the balances outstanding on such loans at September 30, 2021 were $Nil (2020 – $20,146) and $Nil (2020 - $10,343) respectively.

21. Capital Management

The Company’s objective in managing capital is to ensure a sufficient liquidity position to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company defines capital as net equity and debt, comprised of issued common shares, warrants, options, contributed surplus and accumulated deficit, as well as mortgages and loans payable. The Company seeks to ensure that it has sufficient cash resources to maintain its ongoing operations and finance its corporate and administration expenses, working capital and overall capital expenditures. The Company historically has relied on private placements of common shares and debt and more recently equity markets, to fund its’ activities.

There have been no changes to the Company’s objectives and what it manages as capital since the prior fiscal year. The Company is not subject to externally imposed capital requirements.

22. Financial Instruments and Risk Management

Financial Instruments

The Company initially recognizes cash, accounts receivable, accounts payable and accrued liabilities, and SAFE arrangements on the date they originate. All other financial liabilities are initially recognized on the trade date when the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Company measures financial instruments by grouping them into classes upon initial recognition, based on the purpose of the individual instruments. The Company initially measures all financial instruments at fair value plus, in the case of financial instruments not classified as FVTPL, transaction costs that are directly attributable to the acquisition or issuance of the financial instruments.

Fair Value

As at September 30, 2021, the carrying amounts of the Company’s financial instruments which includes cash, trade receivables, accounts payable and accrued liabilities, and due to shareholder are approximately equivalent to their fair values due to the relatively short periods to maturity of these instruments.

Loans payable are carried at amortized cost.

SAFE arrangements are carried at fair value. There are no significant differences between the carrying amounts of the financial instrument and their estimated fair values as at September 30, 2021 and 2020.

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The hierarchy is summarized as follows:

Level 1 –      quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 2 –      inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data

Level 3 –      inputs for assets and liabilities not based upon observable market data

As at September 30, 2021 the Company had no level 3 financial instruments. As at September 30, 2020 the Company had one (1) level 3 financial instrument – SAFE arrangements (Note 15).

The following table reconciles level 3 fair value measurements from September 30, 2020, to September 30, 2021:

Balance September 30, 2020	$3,125,000
SAFE Arrangements Converted to Share Capital	(3,125,000)
Balance September 30, 2021	$-

Financial Risk Factors

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk and concentration Financial instruments that potentially subject the Company to credit risk consist primarily of cash and trade receivables. Cash is maintained at Canadian financial institutions, and trade and other receivables and loans receivable primarily comprise amounts due from customers. The Company has no significant concentration of credit risk arising from operations.

The aging of the Company’s trade receivable as at September 30, 2021 was as follows:

	September 30, 2021	September 30, 2020
Current (Less than 30 Days)	$107,856	$5,238
Past Due (More than 30 Days)	-	5,838
	$107,856	$11,076

Since its incorporation, the Company has not incurred any significant credit loss in respect of its trade receivables. Based on consideration of all possible default events over the assets’ contractual lifetime, the expected credit loss in respect of the Company’s trade receivables was $Nil at September 30, 2021 and September 30, 2020.

Liquidity risk

Liquidity risk relates to the risk the Company will encounter difficulty in meeting its obligations associated with financial liabilities. The financial liabilities on its consolidated statements of financial position consist of accounts payable and accrued liabilities, loans payable, due to shareholders and lease liabilities. Management closely monitors cash flow requirements and future cash flow forecasts to ensure it has access to funds through its committed borrowing facility and from operations to meet operational and financial obligations. The Company believes it has sufficient liquidity to meet its cash requirements for the next twelve months.

As at September 30, 2021	Within 1 year	Between 1-2 years	Between 2-5 years	Beyond 5 years	Total
Trade and Other Payables	$1,584,659	$-	$-	$-	$1,584,659
Loans Payable	124,193	60,829	89,577	-	274,599
Lease Liabilities	457,880	303,915	729,132	891,871	2,382,798
	$2,166,732	$364,744	$818,709	$891,871	$4,242,056

As at September 30, 2020	Within 1 year	Between 1-2 years	Between 2-5 years	Total
Trade and other payables	$173,902	-	-	$173,902
Loans payable	85,355	238,974	-	324,329
Due to shareholder	500,000	-	-	500,000
Lease liabilities	203,849	174,631	-	378,480
	$963,106	413,605	-	$1,376,711

Interest rate risk

The Company is subject to interest rate risk from its bank borrowings. They are comprised of both fixed rate instruments and instruments with variable interest rates. As at September 30, 2021, a 1% change in prevailing interest rates would change the annualized interest charges incurred by $1,885 (September 30, 2020 - $3,243).

Commodity price risk

The Company is exposed to increases in the prices of commodities in operating its Company-owned restaurants. To manage this exposure, the Company uses purchase arrangements for a portion of its needs for certain consumer products that may be commodities based.

23. Franchise Revenue

The Company has recognized the following items relating to revenue in the consolidated statements of loss and comprehensive loss: royalty revenue and franchise fee revenue.

24. Selling, General and Administrative

Selling, general and administrative expenses are made up of the following items: franchise support, franchise selling expense, company-owned store selling, general, administrative, and other.

25. Subsequent Events

Property and equipment

The Company invested $1,143,145 in property and equipment to complete the construction of new restaurant locations.

The Company made commitments for the purchase of assets for new restaurant locations and a manufacturing facility in the amount of $806,147.

During the third quarter of 2022, management committed to a plan to sell a restaurant location under construction. A sale was completed in fourth quarter of 2022.

Share Capital and Contributed Surplus

On March 31, 2022, the Company issued 1,250,000 common shares each with a warrant to purchase one common share at a price of $0.60 any time prior to March 31, 2024. The common shares and warrants were issued to two officers of the Company in a private placement. Total gross proceeds amounted to $500,000.

On May 10, 2022, the Company completed the second tranche of a private placement. The Company issued 822,500 common shares each with a warrant to purchase one common share at an exercise price of $0.60 any time prior to May 10, 2024. Total gross proceeds amounted to $329,000.

On June 9, 2022, the Company issued 250,000 common shares each with a warrant to purchase one common share at a price of $0.60 any time prior to June 9, 2024. The common shares and warrants were issued to two officers of the Company in a private placement. Total gross proceeds amounted to $100,000.

The Company awarded 200,000 stock options for the purchase of common shares at an exercise price of $0.75 to employees and a director (150,000 stock options) of the Company on December 31, 2021. There were 522,500 stock options that either expired or were forfeited subsequent to September 30, 2021.

In August 2022, the Company granted 150,000 options to purchase Company shares exercisable at a price of $0.40, for a period of 5 years, to a director of the Company and the Company completed the sale of a corporate-owned restaurant location under construction.

Odd Burger Corporation (formerly operating as Globally Local) (formerly Black Lion Corporation)

Unaudited Condensed Interim Consolidated Statement of Loss and Comprehensive Loss

For the three and nine months ended June 30, 2022 and June 30, 2021

(Expressed in Canadian dollars)

	Note	Unaudited Three months ended June 30, 2022	Unaudited Three months ended June 30, 2021	Unaudited Nine months ended June 30, 2022	Unaudited Nine months ended June 30, 2021
REVENUE
Food sales		$780,250	$248,454	$2,094,761	$761,829
Franchise fees		7,335	8,947	21,488	22,760
TOTAL REVENUE		$787,585	$257,401	$2,116,249	$784,589

Materials and products		225,352	114,611	801,814	350,432
Capitalized overheads		208,365	125,576	816,825	392,811
Depreciation		75,964	35,210	221,771	137,890
TOTAL COST OF GOODS SOLD		509,681	275,397	1,840,410	881,133

GROSS MARGIN		$277,904	$(17,996)	$275,839	$(96,544)

Selling, general and administrative	22	401,570	279,272	1,160,142	581,471
Listing expense		-	2,504,924	-	2,504,924
Salaries and wages		555,151	391,835	1,582,065	481,035
Professional fees		147,188	422,954	479,463	712,475
Interest expense		67,459	36,060	174,846	62,481
		1,171,368	3,635,045	3,396,516	4,342,386
NET LOSS AND COMPREHENSIVE LOSS BEFORE THE UNDERNOTED ITEMS		$(893,464)	$(3,653,041)	$(3,120,677)	$(4,438,930)

OTHER ITEMS
Other income		3,346	111,760	18,982	317,985
Other expenses	8	(48,434)	-	(54,737)	-
Gain on disposal of property, plant and equipment, net		-	-	6,544	62,818
NET LOSS AND COMPREHENSIVE LOSS		$(938,552)	$(3,541,281)	$(3,149,888)	$(4,058,127)

Loss Per Share
Basic and diluted		$(0.01)	$(0.04)	$(0.04)	$(0.06)
Weighted average number of common shares outstanding – Basic and Diluted		84,604,825	79,637,727	83,276,692	66,852,599

Odd Burger Corporation (formerly operating as Globally Local) (formerly Black Lion Corporation)

Unaudited Condensed Interim Consolidated Statement of Financial Position

As at June 30, 2022 and September 30, 2021

(Expressed in Canadian dollars)

	Note	Unaudited June 30, 2022	September 30, 2021
ASSETS
CURRENT
Cash		$458,252	$2,753,343
Accounts receivable and other receivables	5	233,365	473,759
Inventory	6	239,238	139,446
Prepaid and deposits	7	79,632	96,973
Asset held for sale	8	329,210	-
Total Current Assets		$1,339,697	$3,463,521

Prepaid and deposits	7	74,289	77,374
Right-of-use asset, net	10	1,250,532	1,181,935
Property and equipment, net	9	2,821,816	2,302,923
Total Assets		$5,486,334	$7,075,753

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	11	$904,740	$1,584,659
Deferred revenue	12	340,965	45,848
Current portion of loans payable	13	52,472	106,247
Current portion of lease liabilities	14	452,863	294,168
Total Current Liabilities		$1,751,040	$2,030,922

Lease liabilities	14	1,659,279	1,259,208
Loans payable	13	154,691	136,543
Total Liabilities		$3,565,010	$3,426,673

SHAREHOLDERS’ EQUITY (DEFICIT)
Share capital	16	$12,355,101	$11,613,438
Contributed surplus	17	1,247,342	516,873
Deficit		(11,681,119)	(8,531,231)
Total Shareholders’ Equity (Deficit)		$1,921,324	$3,599,080
Total Liabilities and Shareholders’ Equity (Deficit)		$5,486,334	$7,025,753
Nature of operations (Note 1)
Commitments and contingencies (Note 18)

Approved by the Board of Directors:

“James McInnes”	“Ted Sehl”
Director (Signed)	Director (Signed)

Odd Burger Corporation (formerly operating as Globally Local) (formerly Black Lion Corporation)

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity (Deficit)

For the nine months ended June 30, 2022 and June 30, 2021

(Expressed in Canadian dollars)

	Note	Number of Shares	Share Capital	Contributed Surplus	Deficit	Total
Balance September 30, 2020		53,812,500	$14	$-	$(3,359,960)	$(3,359,946)
Conversion of SAFE Arrangements	15	7,812,500	3,125,000	-	-	3,125,000
Issuances of Private Placement	15	2,375,000	950,010	-	-	950,010
Contribution to equity	16		500,000	-	-	500,000
Issuance of common shares for cash	15	10,500,000	4,200,000	-	-	4,200,000
Share issuance costs	15	-	(594,890)	122,640	-	(472,250)
Issuance of shares and options on RTO transaction	15	4,661,318	1,840,527	108,207	-	1,948,734
Shares issued to agents	15	2,812,500	1,125,000	-	-	1,125,000
Warrant exercise	15,16	324,500	177,177	(47,377)	-	129,800
CPC options exercised	15,16	410,600	210,857	(108,207)	-	102,650
Stock based compensation expense	16	-	-	204,055	-	204,055
Net loss and comprehensive loss for the period		-	-	-	(4,058,127)	(4,058,127)
Unaudited balance June 30, 2021		82,708,918	$11,533,695	$279,318	$(7,418,087)	$4,394,926

Balance September 30, 2021		82,838,918	$11,613,438	$516,873	$(8,531,231)	$3,599,080
Issuances of Private Placement	16,17	2,322,500	741,663	187,337	-	929,000
Stock based compensation expense	17	-	-	543,132	-	543,132
Net loss and comprehensive loss for the period		-	-	-	(3,149,888)	(3,149,888)
Unaudited balance June 30, 2022		85,161,418	$12,355,101	$1,247,342	$(11,681,119)	$1,921,324

Odd Burger Corporation (formerly operating as Globally Local) (formerly Black Lion Corporation)

Unaudited Condensed Interim Consolidated Statement of Cash Flow

For the nine months ended June 30, 2022 and June 30, 2021

(Expressed in Canadian dollars)

	Note	Unaudited Nine months ended June 30, 2022	Unaudited Nine months ended June 30, 2021
OPERATING ACTIVITIES
Net loss and comprehensive loss for the period		$(3,149,888)	$(4,058,127)
Items Not Affecting Cash
Gain on disposal of property, plant and equipment and right-of-use asset, net		(6,544)	(62,818)
Depreciation expense	9,10	443,113	163,596
Impairment loss	8	45,481	-
Listing expense		-	2,504,924
Interest accretion on lease liabilities	14	159,130	52,662
Interest accretion on loans	13	13,051	13,616
Share based compensation expense	16	543,132	204,055
Foreign exchange gain/loss		-	3,837
		$(1,952,525)	$(1,178,255)
Changes in non-cash working capital items
Accounts receivable		240,394	(210,254)
Inventory		(99,792)	14,417
Prepaid expenses and deposits		81,481	(87,685)
Accounts payable and accrued liabilities		(679,919)	240,795
Deferred revenue		295,117	(2,542)
Cash flows used in operating activities		$(2,115,244)	$(1,223,524)

INVESTING ACTIVITIES
Purchase of property and equipment	9	(1,267,426)	(720,183)
Proceeds from the reverse takeover transaction		-	568,810
Proceeds on disposal of non-current assets		8,708	73,050
Net cash used in investing activities		$(1,258,718)	$(78,323)

FINANCING ACTIVITIES
Proceeds from finance leases	14	457,013	-
Payments of lease liabilities	14	(258,463)	(102,856)
Repayment of loans payable	13	(48,679)	(72,145)
Proceeds from issuance of common shares for cash, net	15	929,000	4,677,760
Proceeds from exercise of warrants		-	129,800
Proceeds from exercise of stock options		-	102,650
Net cash provided by financing activities		$1,078,871	$4,735,209

Increase (decrease) in cash		$(2,295,091)	$3,433,362
Cash, beginning of period		2,753,343	453,320
Cash, end of period		$458,252	$3,886,682

1.	Nature of Operations

Odd Burger Corporation, (formerly Black Lion Capital Corp.) (“Odd Burger” or the "Company") was incorporated under the Canada Business Corporations Act (British Columbia) on January 20, 2015. On April 13, 2021, the Company completed a transaction with 2204901 Ontario Inc. (operating as Globally Local) (“GL”), a private Company continued under the Business Corporations Act (Ontario), which constituted a reverse takeover by GL and changed its name to “Globally Local Technologies Inc.” (Note 4). Because GL is considered to be the acquirer, these unaudited condensed consolidated interim financial statements are a continuation of the financial statements of GL adjusted to reflect the legal capital of the Company. On April 16, 2021, the Company commenced trading on the TSX Venture Exchange (“TSXV”) under the symbol “GBLY”. Subsequently, on July 5, 2021, Globally Local Technologies Inc. changed its name and rebranded as Odd Burger Corporation. With the subsequent name change, the Company now trades under the symbol “ODD.” The Company’s registered office is located at 505 Consortium Court, London, ON, N6E 2S8. References herein to “Odd Burger” or the “Company” refer to Odd Burger Corporation and its subsidiaries, unless specifically noted otherwise.

Odd Burger is a plant-based food technology company that manufactures and distributes industry-leading plant-based protein and dairy alternatives using locally sourced and sustainable ingredients. The Company distributes its products through a proprietary food service line to Company-owned and franchised fast-food restaurants. Its locations operate as smart kitchens, which use state-of-the art cooking technology and automation solutions to deliver a delicious food experience to customers craving healthier and more sustainable fast food. The Company operates with small store footprints optimized for delivery and takeout, advanced cooking technology, competitive pricing, and a vertically integrated supply chain.

Basis of measurement and going concern

These unaudited condensed interim consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and satisfy its liabilities in the normal course of business for the foreseeable future. Management is aware, in making its going concern assessment, of recurring losses and on-going negative cash flow that may cast significant doubt on the Company’s ability to continue as a going concern.

The continued operations of the Company are dependent on future profitable operations, management’s ability to manage costs, and the future availability of equity or debt financing. Whether and when the Company can generate sufficient operating cash flows to pay for its expenditures and settle its obligations as they fall due is uncertain. These unaudited condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption inappropriate. These adjustments could be material.

These unaudited condensed interim consolidated financial statements were approved by the Company’s Board of Directors on August 26, 2022.

Impacts of COVID-19

The COVID-19 pandemic has impacted Canadians and economies around the world. The restaurant and food services industry has experienced significant business disruptions since March 2020, as a result of mandated restaurant closures and other restrictive measures. While the length of this pandemic is uncertain and government-imposed restrictions continue to evolve, the Company remains focused on the health and safety of its customers, employees, and franchise partners.

In March 2020, the Company swiftly implemented remote work from home protocols for the corporate management team, focused on off-premises sales and delivery channels and strengthened online promotional and advertising campaigns. The Company is continuing to apply for government subsidies where applicable.

2.	Basis of Presentation

Basis of preparation

These unaudited condensed interim consolidated Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and should be read in conjunction with the Company’s consolidated financial statements as at and for the year ended September 30, 2021 (“last annual financial statements”). They do not include all the information and disclosures required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

These unaudited condensed interim consolidated financial statements were prepared using the accounting policies described in Note 3 in the last annual financial statements. When preparing the financial statements, management makes estimates and judgments that impact the reported amounts of revenues and expenses, assets, and liabilities. These estimates are based on a number of factors, including historical experience, current events including but not limited to the COVID-19 pandemic and actions that the Company plans to undertake in the future, and other assumptions believed to be reasonable under the circumstances. By their nature, these estimates and judgments are subject to measurement uncertainty and actual results could differ.

Basis of presentation and consolidation

These unaudited condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Transactions and balances between the Company and its consolidated entities have been eliminated on consolidation. The principal wholly owned subsidiaries of the Company that have been consolidated are as follows:

Name of Entity	Incorporation Date
Odd Burger Ltd.	Amalgamated April 13, 2021
Odd Burger Franchise Inc.	May 31, 2019
Preposterous Foods Inc.	February 26, 2018
Globally Local Real Estate Inc.	November 9, 2020
Odd Burger Restaurants Inc.	November 23, 2020

These unaudited condensed interim consolidated financial statements have been prepared on an accrual basis and are based on historical costs, modified where applicable. The presentation and functional currency of the Company is the Canadian dollar. In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation have been included.

Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, estimates, and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates. The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

Seasonality

Results of operation for the interim period are not necessarily indicative of the results of operations of the full year. Sales are subject to seasonal fluctuations due to consumer spending patterns and the impact of COVID-19. The Company may also experience quarterly variances in its operating results as its revenues may be subject to fluctuations resulting from a number of factors such as economic conditions, the effect of severe weather and the number of restaurant locations.

3.	Recently Adopted Accounting Standards

Accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s unaudited condensed interim consolidated financial statements.

4.	Reverse Takeover

On February 12, 2021, Black Lion Capital Corp. (“Black Lion”) entered into an amalgamation agreement with 2204901 Ontario Inc. (Globally Local) an arm’s length party, and 2801318 Ontario Inc., a wholly owned subsidiary of Black Lion (“Subco”), whereby Black Lion would acquire all of Globally Local’s common shares.

On April 13, 2021, Black Lion completed the transaction with Globally Local. The transaction was completed by way of statutory amalgamation whereby Black Lion amalgamated Subco and all of the outstanding shares of Globally Local were exchanged for Black Lion shares on a 1 to 1 basis.

The Transaction has been accounted for in accordance with IFRS 2 Share-based payment. The Transaction is considered to be a reverse takeover of Black Lion by Globally Local. A reverse takeover transaction involving a non-public operating entity and a non-operating public company is in substance a shared based payment transaction rather than a business combination. The Transaction is equivalent to the issuance of common shares by the non-public operating entity, Globally Local, for the net assets and the listing status of the non-operating public company, Black Lion. The fair value of the common shares issued was determined based on the fair value of the common shares issued by Black Lion. For financial reporting purposes, the Company is considered a continuation of Globally Local, the legal subsidiary. The Transaction was negotiated and completed at arm’s length. The combined results of operations are included from April 14, 2021.

In connection with the Transaction, Black Lion changed its name to Globally Local Technologies Inc. and the resulting issuer issued an aggregate of 4,661,318 common shares to the former holders of common shares of Black Lion Capital Corp.; and 64,000,000 common shares to the former holders of shares of Globally Local. As a finder fee, the agents to the Transaction received 2,812,500 common shares of the Company.

In connection with the reverse takeover transaction, Globally Local completed the previously announced Offering of $4,200,000 of aggregate proceeds of subscription receipts in exchange for 10,500,000 common shares of the Company, at a subscription price of $0.40 per subscription receipt. As a consideration for services provided by agents in connection with the offering, the agents received 840,000 compensation options and $336,000 in cash commissions.

At the acquisition date on April 13, 2021, the transaction was recorded as follows:

Fair Value of Black Lion Shares
Number of pre-consolidation Black Lion Shares	11,653,295
Consolidation of Black Lion Shares (2.5/1)	0.40
Number of post-consolidation Black Lion Shares	4,661,318
Share value	$0.40
Cost of acquisition, share issuance	$1,864,527
Fair replacement for CPC options	108,207
Shares issued to agent	1,125,000
Total consideration	$3,097,734
Fair value of net assets, including cash	568,810
Excess paid over assets, listing expense	$2,528,924

Fair value of net assets calculation
Assets	$568,810
Liabilities	-
$568,810

The outstanding Black Lion 410,600 warrants (CPC options) were assigned a grant date value of $108,207 as estimated using the Black-Scholes valuation model with the following assumptions: exercise price of $0.25, share price of $0.40, volatility of 66%, risk free interest rate of 0.94% and an expected maturity of 5 years.

The excess of fair value of purchase price over the net assets is considered an expense of acquiring a public listing and as a result, the listing fee expense of $2,528,924 has been included in the statement of loss and comprehensive loss for the year ended September 30, 2021.

5.	Accounts receivable and other receivables

	(Unaudited) June 30, 2022	September 30, 2021
Trade receivable	$72,206	$107,856
HST receivable	147,839	227,601
Other receivable	14,042	138,302
	$234,087	$473,759
Expected credit loss	722	-
	233,365	473,759

Since its incorporation, the Company has not incurred any significant credit loss in respect of its trade receivables.

At June 30, 2022, other receivables include $5,688 (September 30- $118,514) on account with a supplier and $8,354 (September 30- $19,788) of sundry receivables.

6.	Inventory

Inventories are comprised of the following:

	(Unaudited) June 30, 2022	September 30, 2021
Raw materials	$101,885	$12,328
Manufactured food	89,985	101,047
Packaging and supplies	47,368	26,071
	$239,238	$139,446

Inventories are stated at the lower of cost or net realizable value. The Company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of saleability and quality. The Company has not recorded an obsolescence provision in the period ($Nil September 2021).

Raw materials, manufactured food and packaging and supplies recognized as cost of sales for the three and nine month periods ended June 30, 2022, amounted to $225,352 and $801,814 (2021 $114,611 and $350,432).

7.	Prepaid and deposits

	June 30, 2022		September 30, 2021
	Current	Non-current	Current	Non-current
Prepaid expenses	$16,382	$26,589	$96,973	$-
Security deposits	63,250	47,700	-	77,374
	$79,632	$74,289	$96,973	$77,374

8.	Disposal group held for sale

In June 2022, management committed to a plan to sell a corporate-owned restaurant location under construction. Accordingly, the assets to be sold are presented as a disposal group held for sale. Efforts to sell the disposal group were underway at the reporting date.

Impairment losses of $45,481 for write-downs of the disposal group to the lower of its carrying amount and its fair value less costs to sell have been included in other expenses in the current period. The impairment losses have been applied to reduce the carrying amount of the assets within the disposal group.

As at June 30, 2022, the disposal group was stated at fair value less costs to sell and comprised the following assets and liabilities.

Prepaid expenses	$1,929
Property and equipment:
Computers	307
Furniture and equipment	22,674
Leaseholds	304,300
Assets held for sale	$329,210

The non-recurring fair value measurement for the disposal group of $339,210 (before costs to sell of $10,000) has been categorised as Level 2 fair value based on the inputs to the valuation technique used (see fair value hierarchy, note 21).

9.	Property and Equipment

	Computers	Furniture and Equipment	Leaseholds	Vehicles	Total
Cost:
Balance September 30, 2020	$22,053	$296,982	$138,296	$38,000	$495,331
Additions	35,113	720,336	1,404,822	-	2,160,271
Disposals	-	(51,291)	(29,154)	-	(80,445)
Balance September 30, 2021	57,166	966,027	1,513,964	38,000	2,575,157
Additions	14,927	240,383	948,866	-	1,204,176
Impairment	(42)	(3,133)	(42,040)	-	(45,215)
Reclassification to assets held for sale	(307)	(22,675)	(304,300)	-	(327,282)
Disposals	-	(4,189)	-	-	(4,189)
Unaudited balance June 30, 2022	$71,744	$1,176,413	$2,116,490	$38,000	$3,402,647

Accumulated Depreciation:
Balance September 30, 2020	$13,849	$90,353	$36,948	$29,957	$171,107
Depreciation	8,893	77,533	50,527	3,764	140,717
Disposals	-	(25,724)	(13,866)	-	(39,590)
Balance September 30, 2021	22,742	142,162	73,609	33,721	272,234
Depreciation	14,679	162,438	131,452	2,053	310,622
Disposals	-	(2,025)			(2,025)
Unaudited balance June 30, 2022	$37,421	$302,575	$205,061	$35,774	$580,831

Net book value September 30, 2021	$34,424	$823,865	$1,440,355	$4,279	$2,302,923
Net book value June 30, 2022	$34,323	$873,838	$1,911,429	$2,226	$2,821,816

At June 30, 2022, capital assets in the course of construction amounted to $136,098 (September 30, 2021 $Nil). Commitments for the acquisition of capital assets amounted to $644,250 (September 30, 2021 $180,207).

10.	Right-of-use Asset

The Company’s leased assets include restaurant premises, its production facility and restaurant equipment. Lease liabilities are measured at the present value of the remaining base rent payments, discounted using the Company’s incremental cost of borrowing at the date of initial recognition. Right-of-use assets are measured at an amount equal to the lease liabilities at inception and adjusted by the amount of any prepaid or accrued lease payments.

In calculating the underlying right-of-use assets and corresponding lease liabilities, management utilized an average incremental cost of borrowing of 12.1%.

The following schedule shows the movement in the Company’s right-of-use assets during the period.

Right-of use assets (ROU)	Premises	Equipment	Total
Balance as of September 30, 2020	$387,811	$-	$387,811
Additions	1,138,561	-	1,138,561
Dispositions	(183,858)	-	(183,858)
Balance as of September 30, 2021	$1,342,514	$-	$1,342,514
Additions	229,322	15,855	245,177
Remeasurement of leases	(40,713)	-	(40,713)
Balance as of June 30, 2022 (unaudited)	$1,531,123	$15,855	$1,546,978

Accumulated Depreciation
Balance as of September 30, 2020	$187,701	-	$187,701
Depreciation	110,997	-	110,997
Dispositions	(138,119)	$-	(138,119)
Balance as of September 30, 2021	$160,579	-	$160,579
Depreciation	130,508	1,983	132,491
Remeasurement of leases	3,376	-	3,376
Balance as of June 30, 2022 (unaudited)	$294,463	$1,983	$296,446

Net book value, September 30, 2021	$1,181,935	$-	$1,181,935
Net book value, June 30, 2022	$1,236,660	$13,872	$1,250,532

The right-of-use assets are depreciated on a straight-line basis over the lease terms which range from 2 to 10 years.

11.	Accounts Payable and Accrued Liabilities

	(Unaudited) June 30, 2022	September 30, 2021
Trade payables	$624,162	$1,147,426
Accrued liabilities and other payables	280,578	437,233
	$904,740	$1,584,659

12.	Deferred Revenue

	(Unaudited) June 30, 2022	September 30, 2021
Franchise fees and deposits	$263,306	$45,848
Other	77,659	-
Deferred revenue	$340,965	$45,848

Under the terms of the franchise agreements a portion of the funds pertaining to pre-opening support services are to be recognized upon a franchisee’s initial operational commencement. The remainder of the funds are to be amortized over the life of the franchise agreements which range from 5 to 10 years.

13.	Loans Payable

The following schedule shows the movement in Loans payable for the nine months ended June 30, 2022:

Balance as of September 30, 2021	$242,790
Interest expense	13,052
Payments	(48,679)
Balance as of June 30, 2022	$207,163

Loans payable were comprised of the following:

Loans Payable	Unaudited June 30, 2022	September 30, 2021
Floating base rate plus 4.7%, amortized over 6 years. Secured by first interest in certain equipment.	$75,347	$93,689

Floating base rate plus 1%, amortized over 5 years. Secured by guarantee of CEO and COO.	7,121	10,500

Prime rate plus 3%, amortized over 5 years. First ranking and specific security interest in equipment and leaseholds.	67,058	84,301

Canadian Emergency Business Account, two loans of $30,000 each, interest free until December 31, 2023.	57,637	54,300
Subtotal	$207,163	$242,790
Less: current portion of loans payable	52,472	106,247
Non-current loans payable	$154,691	$136,543

14.	Lease Liabilities

The following schedule shows the movement in the Company’s lease liability related to premise and equipment leases during the nine months ended June 30, 2022:

Lease Liabilities	Right of Use Assets	Equipment Finance Leases	Total
Balance September 30, 2021	$1,394,944	$158,432	$1,553,376
Interest expense	117,275	41,856	159,131
Lease payments	(142,864)	(118,107)	(260,971)
Remeasurement of leases	(39,389)	-	(39,389)
Additions	242,982	457,013	699,995
Balance June 30, 2022 (unaudited)	$1,572,948	$539,194	$2,112,142

The Company has equipment leases with terms varying from 3 to 5 years and implicit interest rates between 4.0% to 17.43%. The Company has chosen not to recognise a lease liability for leases with an expected term of twelve months or less or for leases of low value assets.

The following table sets forth the undiscounted future lease payments to be made:

Future Lease Payments	Right of Use Assets	Equipment Finance Leases	Total
Within one year	$449,755	$194,660	$644,415
1 to 2 years	282,435	194,459	476,894
2 to 3 years	279,261	174,560	453,821
3 to 4 years	228,678	84,399	313,077
4 to 5 years	218,832	20,817	239,649
After 5 years	984,826	-	984,826
Total	$2,443,787	$668,895	$3,112,682

15.	Simple Agreement for Future Equity

During the year ended September 30, 2019, the Company entered into a series of Simple Agreements for Future Equity (“SAFE”) arrangements. Pursuant to the terms of the SAFE, investors agreed to pay the Company a fixed amount of cash consideration (“the Purchase Amount”) in exchange for the right to receive future shares in the Company at a later date. The terms of the SAFE were such that the number of shares issuable to the investor was variable depending on the occurrence, or non-occurrence, of specified future events and conditions, based on the post-money valuation cap of such SAFE arrangements.

The SAFE was primarily designed to issue to the investor a number of shares equal to the Purchase Amount divided by the Conversion Price (defined herein) upon the occurrence of an equity financing, and, whereas the conversion price was defined as: the valuation cap divided by the total shares outstanding immediately prior to the equity financing or 85% of the price per share in the equity financing, whichever calculation results in a greater number of SAFE Shares.

The Company designated the entire SAFE arrangements as financial liabilities at FVTPL as permitted by IFRS 9. On initial recognition, the Company measured the liability at an amount equal to the aggregate proceeds that were received from investors in exchange for the SAFE.

On December 4, 2020, the Company completed a private placement in the amount of $350,010 at a price of $0.40 per share. As a result of such equity financing, which is considered as a triggering event for conversion, all previously issued SAFE arrangements were converted into 7,812,500 common shares of the Company on December 4, 2020. Therefore, $3,125,000 was reclassified from SAFE arrangements in the condensed interim consolidated statements of financial position to share capital in the consolidated statement of changes in shareholders’ equity (deficit).

16.	Share Capital

Authorized share capital

The Company is authorized to issue an unlimited number of common shares.

Outstanding share capital

On December 3, 2020, the shareholders approved by special resolution a share split of the common shares of the Company such that every 1 pre-split common share would be converted to 86,100 post-split common shares of the Company.

On December 16, 2020, the Company repaid a $500,000 non-interest-bearing demand loan to the shareholder and the $500,000 was recontributed to the Company and recognized as part of share capital.

During the year ended September 30, 2021, the Company completed private placement of 2,375,000 shares at the price of $0.40 for gross proceeds of $950,010, net of share issuance costs of $nil.

In connection with the reverse takeover the Company issued 4,661,318 common shares to the former holders of common shares of the Company; and 64,000,000 common shares to the former holders of shares of Globally Local. As a finder’s fee, the agents who assisted in the facilitation of the Reverse Takeover Transaction received 2,812,500 common shares of the Company with a total fair value of $1,125,000 (note 4).

On April 13, 2021, the Company completed its’ concurrent financing consisting of 10,500,000 common shares for gross proceeds of $4,200,000. The Company paid a commission to agents of the placement of cash of $472,250 and 840,000 compensation options, exercisable at $0.40 per common share, expiring on April 13, 2023.

On April 28, 2021, the Company issued 324,500 common shares pursuant to the exercise of agents’ compensation options at $0.40 per share for gross proceeds of $129,800.

During the year ended September 30, 2021, the Company issued 410,600 common shares pursuant to the exercise of former Black Lion warrants (CPC options) at $0.25 per share for gross proceeds of $102,650 and 130,000 common shares pursuant to the exercise of stock options at $0.40 per share for gross proceeds of $52,000.

On March 31, 2022, the Company issued 1,250,000 common shares in a private placement. The private placement proceeds of $500,000 was allocated to the common shares and warrants issued based on their relative fair values.

On May 10, 2022, the Company issued 822,500 common shares in a private placement. The private placement proceeds of $329,000 was allocated to the common shares and warrants issued based on their relative fair values.

On June 9, 2022, the Company issued 250,000 common shares in a private placement. The private placement proceeds of $100,000 was allocated to the common shares and warrants issued based on their relative fair values.

17.	Stock Options

Stock Options

The Company’s Board of Directors approved a stock incentive plan in accordance with the policies of the Canadian Securities Exchange (the “Exchange”). The Board of Directors is authorized to grant options to directors, officers, consultants, or employees to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price will not be less than $0.10 per share and the market price of the common shares on the trading day immediately preceding the date of the grant, less applicable discounts permitted by the Exchange. The options that may be granted under this plan must be exercisable for over a period not exceeding 5 years. The Company records an expense and credits contributed surplus for all options granted. The stock options granted to employees, directors, and officers vest as one third on the first anniversary of the date of the grant; one third on the second anniversary of the date of the grant and one third on the third anniversary of the date of the grant.

The following table summarizes the continuity of the Company’s stock options at June 30, 2022, and the changes for the period then ended:

	Number of Options	Weighted Average Exercise Price
Outstanding September 30, 2021	5,094,452	$0.58
Granted	200,000	0.75
Forfeited	(522,500)	0.77
Outstanding June 30, 2022	4,771,952	$0.56

As at June 30, 2022, the weighted average remaining life of stock options was 3.51 years.

Grant Date	Exercise Price	Stock Options Outstanding	Stock Options Exercisable	Expiry Date
April 13, 2021	$0.40	3,755,952	1,251,983	April 13, 2026
April 27, 2021	$1.20	100,000	33,333	April 27, 2026
April 27, 2021	$1.20	-	-	February 28, 2022
May 5, 2021	$1.55	150,000	150,000	May 5, 2023
June 4, 2021	$1.22	481,000	160,333	June 4, 2026
August 31, 2021	$1.00	90,000	-	August 31, 2026
December 31, 2021	$0.75	195,000	-	December 31,2026
		4,771,952	1,595,649

The weighted average price of stock options vesting in the nine months ended June 30, 2022, was $0.60. Stock options may expire at an earlier date upon termination of services.

Share based compensation expense is determined using the Black-Scholes option pricing model. During the nine months ending June 30, 2022, the Company recognized share-based compensation expense of $543,132 (2021 – $204,055) in equity reserves, of which $481,850 (2021 -- $129,984) pertains to directors and officers of the Company. The assumptions used in calculating the fair value of share-based compensation expense for the options granted to directors, officers and employees are as follows: Risk free interest rate of between .83% to 1.25%, dividend yield of 0%, expected volatility of 43% to 66%, expected life of 5 years, forfeiture rate of 0%.

Warrants

	Expiry Date	Exercise Price	Outstanding September 30, 2021	Issued	Exercised	Outstanding June 30, 2022
Broker’s warrants	April 13, 2023	$0.40	515,500	-	-	515,500
Private placement, March 31, 2022	March 31, 2024	$0.60	-	1,250,000	-	1,250,000
Private placement, May 10, 2022	May 10, 2024	$0.60	-	822,500	-	822,500
Private placement, June 9, 2022	June 9, 2024	$0.60	-	250,000	-	250,000
			515,500	2,322,500	-	2,838,000

	Expiry Date	Exercise Price	Outstanding September 30, 2020	Issued	Exercised	Outstanding September 30, 2021
Broker’s warrants	April 13, 2023	$0.40	-	840,000	324,500	515,500
Black Lion warrants	December 14, 2021	$0.25	-	60,000	60,000	-
Black Lion warrants	April 4, 2026	$0.25	-	350,600	350,600	-
			-	1,250,600	735,100	515,500

The fair value of the broker’s warrants issued for agents’ services was determined to be $122,640 by using the Black Scholes Option Pricing model and the following assumptions: Risk free interest rate of 0.75%; dividend yield of 0%, expected volatility of 66%, expected life of 2 years, forfeiture rate of 0%.

The fair value of the warrants issued in connection with the March 31, 2022, private placement was determined to be $147,375 by using the Black Scholes Option Pricing model and the following assumptions: Risk free interest rate of 2.27%, dividend yield of 0%, expected volatility of 66.6%, and expected life of 2 years.

The fair value of the warrants issued in connection with the May 10, 2022, private placement was determined to be $71,393 by using the Black Scholes Option Pricing model and the following assumptions: Risk free interest rate of 2.67%, dividend yield of 0%, expected volatility of 65.5%, and expected life of 2 years.

The fair value of the warrants issued in connection with the June 9, 2022, private placement was determined to be $20,175 by using the Black Scholes Option Pricing model and the following assumptions: Risk free interest rate of 3.07%, dividend yield of 0%, expected volatility of 63.4%, and expected life of 2 years.

The fair value of the Black Lion legacy warrants was determined to be $108,207 by using the Black Scholes Option Pricing model and the following assumptions: Risk free interest rate of 0.94%; dividend yield of 0%, expected volatility 66%, expected life of 5 years, forfeiture rate of 0%.

The weighted average exercise price of warrants outstanding at June 30, 2022 was $0.56.

18.	Commitments and Contingencies

The Company is subject to various claims by third parties arising out of the normal course and conduct of its business, including, but not limited to, labour and employment, regulatory, franchisee related, COVID-19 related rent concessions and environmental claims. In addition, the Company is potentially subject to regular audits from federal and provincial tax authorities relating to income, commodity, and capital taxes and as a result of these audits may receive assessments and reassessments. Although such matters cannot be predicted with certainty, management currently considers the Company’s exposure to such claims and litigation, to the extent not covered by the Company’s insurance policies or otherwise provided for, not to be material to these unaudited condensed interim consolidated financial statements.

Since 2020, the Canadian federal government made certain government support programs available to eligible entities as part of its COVID-19 economic response plan. The Company applied and received support under the CanExport for business (SMEs), Canada Emergency Wage Subsidy (“CEWS”), Canada Emergency Commercial Rent Assistance (“CECRA”) and Canada Emergency Business Account (“CEBA”) programs. Each applicant’s eligibility for these programs is subject to validation and detailed verification by the federal government. Due to nature of the eligibility requirements and related calculations, it is possible that the eligibility requirements may not be considered to be met upon validation, and as such the benefits received may be repayable.

19. Related Party Transactions

The Company’s policy is to conduct all transactions with related parties to align with market terms and conditions.

In December 2020, the Company repaid a $500,000 non-interest-bearing demand loan to the shareholder and the $500,000 was recontributed to the Company and recognized as part of share capital.

In March 2022, in connection with a private placement, the Company issued 1,250,000 common shares and 1,250,000 warrants to purchase the company’s common shares to two Officers of the Company (Notes 15 and 16).

In June 2022, in connection with a private placement, the Company issued 250,000 common shares and 250,000 warrants to purchase the company’s common shares to two Officers of the Company (Notes 15 and 16).

20. Capital Management

The Company’s objective in managing capital is to ensure a sufficient liquidity to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company defines capital as net equity and debt, comprised of issued common shares, warrants, contributed surplus and accumulated deficit, as well as mortgages and loans payable. The Company seeks to ensure that it has sufficient cash resources to maintain its ongoing operations and finance its corporate and administration expenses, working capital and overall capital expenditures. The Company historically has relied on private placements of common shares and debt and more recently equity markets, to fund its activities.

There have been no changes to the Company’s objectives and what it manages as capital since the prior fiscal year. The Company is not subject to externally imposed capital requirements.

21. Financial Instruments and Risk Management

Financial Instruments

The Company initially recognizes cash, accounts receivable, and accounts payable and accrued liabilities on the date they originate. All other financial assets and financial liabilities are initially recognized on the trade date when the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Company measures financial instruments by grouping them into classes upon initial recognition, based on the purpose of the individual instruments. The Company initially measures all financial instruments at fair value plus, in the case of financial instruments not classified as FVTPL, transaction costs that are directly attributable to the acquisition or issuance of the financial instruments.

Fair Value

As at June 30, 2022 the carrying amounts of the Company’s financial instruments which include cash, accounts receivable and other receivables, accounts payable and accrued liabilities are approximately equivalent to their fair values due to the relatively short periods to maturity of these instruments.

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The hierarchy is summarized as follows:

Level 1 –	quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 2 –	inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data

Level 3 –	inputs for assets and liabilities not based upon observable market data

Financial Risk Factors

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk and concentration

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and accounts receivable and other receivables. Cash is maintained at Canadian financial institutions, and accounts receivable and other receivables primarily comprise amounts due from customers and sales tax refunds. The Company has no significant concentration of credit risk arising from operations

The aging of the company’s trade receivables as at June 30, 2022 and September 30, 2021 was as follows:

Trade Receivable	(Unaudited) June 30, 2022	September 30, 2021
Current	$37,046	$107,856
Past due	35,160	-
	$72,206	$107,856

Based on consideration of all possible default events over the assets’ contractual lifetime, the expected credit loss in respect of the Company’s trade receivables was $722 at June 30, 2022 (September 30, 2021 - $ Nil).

Liquidity risk

Liquidity risk relates to the risk the Company will encounter difficulty in meeting its obligations associated with financial liabilities. The financial liabilities on its unaudited interim consolidated statements of financial position consist of accounts payable and accrued liabilities, loans payable and lease liabilities. Management closely monitors cash flow requirements and future cash flow forecasts to ensure it has access to funds from operations to meet operational and financial obligations. The continuing operations of the Company are dependent on its ability to raise adequate financing and to commence profitable operations in the future.

The following are the remaining contractual cash flows at the reporting date:

As at June 30, 2022 (unaudited)	Within 1 year	Between 1 – 2 years	Between 2 – 5 years	Beyond 5 years	Total
Trade and other payables	$904,741	$-	$-	$-	$904,741
Loans payable	61,905	116,024	49,653	-	227,582
Lease liabilities	644,415	476,894	1,006,547	984,826	3,112,682
	$1,611,061	$592,918	$1,056,200	$984,826	$4,245,005

As at September 30, 2021
Trade and other payables	$1,584,659	$-	$-	$-	$1,584,659
Loans payable	124,193	60,829	89,577	-	274,599
Lease liabilities	457,880	303,915	729,132	891,871	2,382,798
	$2,166,732	$364,744	$818,709	$891,871	$4,242,056

Interest rate risk

The Company is subject to interest rate risk from its variable rate bank borrowings. As at June 30, 2022, a 1% change in prevailing interest rates would change the annualized interest charges incurred by $1,495 (September 30, 2021 - $1,885).

Commodity price risk

The Company is exposed to increases in the prices of commodities in operating its Company-owned restaurants. To manage this exposure, the Company uses purchase arrangements for a portion of its needs for certain consumer products that may be commodities based.

22. Selling, general and administrative

Selling, general and administrative expenses are made up of the following items: franchise support, franchise selling expense, company-owned store selling, general, administrative, and other.

23. Subsequent events

In August 2022, the Company granted 150,000 options to purchase Company shares exercisable at a price of $0.40, for a period of 5 years, to a director of the Company and the Company completed the sale of a corporate-owned restaurant location under construction (note 8).

Common Units, each consisting of a Common Share and a Warrant to Purchase One Common Share

Pre-funded Units, each consisting of a Pre-funded Warrant to Purchase One Common Share and a Warrant to Purchase One Common Share

Odd Burger Corporation

PRELIMINARY PROSPECTUS

ThinkEquity

, 2023

Through and including          , 2023 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to a dealer’s obligation to deliver a prospectus when acting as the underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.   Indemnification Of Directors and Officers

Under the BCBCA, we may indemnify an individual who:

(a)	is or was our director or officer;
(b)	is or was a director or officer (y)at our request, or (z)of another corporation at the time when such corporation is or was an affiliate of ours; or
(c)	at our request, is or was, or holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity,

against a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, any legal proceeding or investigative action, whether current, threatened, pending or completed, in which such eligible party is involved because of that association with us or other entity.

However, indemnification is prohibited under the BCBCA if:

(a)	such eligible party did not act honestly and in good faith with a view to our best interests (or the other entity, as the case may be);
(b)	in the case of a proceeding other than a civil proceeding, such eligible party did not have reasonable grounds for believing that such person’s conduct was lawful;
(c)	the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the Company was prohibited from giving the indemnity or paying the expenses by its articles; or
(d)	the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the Company was prohibited from giving the indemnity or paying the expenses by its articles.

We may not indemnify or pay the expenses of an eligible party in respect of an action brought against an eligible party by or on behalf of us.

The BCBCA allows us to pay, as they are incurred in advance of a final disposition of a proceeding, the expenses actually and reasonably incurred by the eligible party, provided that we receive from such eligible party an undertaking to repay the amounts advanced if it is ultimately determined that such payment is prohibited. Following the final disposition of an eligible proceeding, the BCBCA requires us to pay the expenses actually and reasonably incurred by the eligible party in respect of that proceeding if the eligible party has not been reimbursed for those expenses and is wholly successful, on the merits or otherwise, in the outcome of the proceeding, or is substantially successful on the merits in the outcome of the proceeding.

Despite the foregoing, on application by us or an eligible party, a court may:

(a)	order us to indemnify an eligible party in respect of an eligible proceeding;
(b)	order us to pay some or all of the expenses incurred by an eligible party in an eligible proceeding;
(c)	order enforcement of or any payment under an indemnification agreement;
(d)	order us to pay some or all of the expenses actually and reasonably incurred by a person in obtaining the order of the court; and
(e)	make any other order the court considers appropriate.

The BCBCA provides that we may purchase and maintain insurance for the benefit of an eligible party (or their heirs and personal or other legal representatives of the eligible party) against any liability that may be incurred by reason of the eligible party being or having been a director or officer, or in an equivalent position of ours or that of an associated corporation.

Our articles provide that, subject to the BCBCA, we must indemnify our directors, former directors or alternate directors and his or her heirs and legal personal representatives against all judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of, all legal proceedings, investigative actions or other eligible proceedings (whether current, threatened, pending or completed) to which such person is or may be liable, and we must, after the final disposition of a legal proceeding, investigative action or other eligible proceeding, pay the expenses (which includes costs, charges and expenses, including legal and other fees but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding) actually and reasonably incurred by such person in respect of that proceeding.

Prior to completion of this offering, we intend to enter into new indemnification agreements with each of our current directors and officers. The indemnification agreements will generally provide, among other things, that we will indemnify our current directors and officers to the fullest extent permitted by law from and against all liabilities, costs, charges and expenses incurred as a result of his or her actions in the exercise of his or her duties as a director or officer. The indemnification agreements will also provide for the advancing of defense expenses to the indemnitees by us.

At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our officers and directors by the underwriters against certain liabilities.

Item 7.  Recent Sales of Unregistered Securities

Set forth below is information regarding all securities issued by us without registration under the Securities Act during the past three years. No underwriter or underwriting discount or commission was involved in any of the transactions set forth in this Item 7.

On December 3, 2020, our shareholders approved by special resolution a share split of our common shares, such that every 1 pre-split common share would be converted to 86,100 post-split common shares.

On December 16, 2020, we repaid a CAD$500,000 non-interest-bearing demand loan to our shareholder and the $500,000 was recontributed to us and recognized as part of share capital.

During the year ended September 30, 2021, we completed the private placement of 2,375,000 common shares at the price of CAD$0.40 per share, for gross proceeds of CAD$950,000, net of share issuance costs of $nil.

On April 12, 2021 in connection with the reverse takeover, we issued 4,661,318 common shares to the former holders of common shares of the Company; and 64,000,000 common shares to the former holders of shares of Globally Local.

On April 13, 2021, we completed our concurrent financing consisting of 10,500,000 common shares for gross proceeds of CAD$4,200,000. As a finders’ fee, the agents to the transaction received 2,812,500 common shares.

On April 28, 2021, we issued 324,500 common shares pursuant to the exercise of agents’ compensation options at $0.40 per share for gross proceeds of CAD$129,800.

During the year ended September 30, 2021, we issued 410,600 common shares pursuant to the exercise of former Black Lion warrants (CPC options) at CAD$0.25 per share for gross proceeds of CAD$102,650 and 130,000 common shares pursuant to the exercise of stock options at CAD$0.40 per share for gross proceeds of CAD$52,000.

On March 31, 2022, we issued 1,250,000 common shares in a private placement. The private placement proceeds of CAD$500,000 was allocated to the common shares and warrants issued based on their relative fair values.

On May 10, 2022, we issued 822,500 common shares in a private placement. The private placement proceeds of CAD$329,000 was allocated to the common shares and warrants issued based on their relative fair values.

On March 31, 2022, we issued 250,000 common shares in a private placement. The private placement proceeds of CAD$100,000 was allocated to the common shares and warrants issued based on their relative fair values.

On October 7, 2022, we completed the private placement of 980,000 units of the Company at a price of CAD$0.35 per unit for gross proceeds of CAD$342,999.65, net of share issuance costs of CAD$0.00. Each unit consists of one common share and one warrant. Each warrant entitles the holder to purchase one common share at a price of CAD$0.55 per common share at any time up to 4:00pm (Toronto time) on or before October 7, 2024.

Since          , we have granted our directors, officers, employees, consultants and advisors options to purchase an aggregate of            to acquire common shares under our Stock Option Plan at exercise prices ranging from CAD$          to CAD$          .

The offers, sales and issuances of the securities described in the preceding paragraphs were exempt from registration either: (a) under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and sophisticated investors and did not involve any public offering within the meaning of Section 4(a)(2); (b) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation; or (c) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Item 8.   Exhibits and Financial Statement Schedules

(a) Exhibits

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b) Financial Statement Schedules

All schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements and notes thereto.

Item 9.  Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

•	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of Regulation S- X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(6) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

EXHIBIT INDEX

Exhibit No.	Description of Document
1.1*	Form of Underwriting Agreement
2.1*	The Amended and Restated Amalgamation Agreement dated March 8, 2021.
3.1	Articles and Notice of Articles of Odd Burger Corporation (English Translation)
4.1*	Specimen common share certificate
4.2*	Form of Warrant Agency Agreement for Warrants
4.3*	Form of Underwriter’s Warrant (included in Exhibit 1.1)
4.4*	Form of Pre-Funded Warrant (included in Exhibit 1.1)
4.5*	Form of Warrant (included in Exhibit 4.2)
4.6*	Form of Warrant Indenture for Canadian Warrants
4.7*	Form of Warrant Certificate for Canadian Warrants (included in Exhibit 4.5)
4.8**	Description of Securities
5.1*	Opinion of DLA Piper (Canada) LLP
5.2*	Opinion of DLA Piper (US) LLP
10.1*†	Employment Agreement by and between Odd Burger Corporation and James McInnes, dated as of December 30, 2020.
10.2*†	Employment Agreement by and between Odd Burger Corporation and Vasiliki McInnes, dated as of December 30, 2020.
10.3*†	Employment Agreement by and between Odd Burger Corporation and Ted Sehl, dated as of May 20, 2021.
10.5*†	Odd Burger Corporation Stock Option Plan
10.6*	Master Distribution Agreement by and between Odd Burger Corporation andSysco Southwestern Ontario dated as of April 1, 2021
10.7*	Form of Franchise Agreement
10.8*	Form of Area Representative Agreement
21.1*	List of subsidiaries of the registrant
23.1*	Consent of MNP LLP, Independent Registered Public Accounting Firm
23.2*	Consent of DLA Piper (Canada) LLP (included in Exhibit 5.1)
23.3*	Consent of DLA Piper (US) LLP (included in Exhibit 5.2)
24.1	Power of Attorney (included on the signature page of this Registration Statement)
99.1*	Audit Committee Charter
107*	Filing Fee Table

*To be filed by amendment.

†Indicates management compensatory plan, contract or arrangement.

#Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets (“[***]”) because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Toronto, Canada, on          , 2023.

Odd Burger Corporation

/s/
James McInnes
Chief Executive Officer and Director
(Principal Executive Officer)

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints James McInnes and Edward Sehl, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Dated:	/s/
James McInnes
Chief Executive Officer and Director
(Principal Executive Officer)

Dated:	/s/
Edward Sehl
Chief Financial Officer
(Principal Financial and Accounting Officer)

Dated:	/s/
Vasiliki McInnes
Chief Operating Officer and Director

Dated:	/s/
Michael Fricker
Director

Dated:	/s/
William McDonald
Director

Dated:	/s/
Francois Arbour
Director

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Odd Burger Corporation, has signed this registration statement on Form F-1 on          , 2023.

(Authorized Representative in the United States)

By:	/s/
Name:
Title: